

Telephone and Data Systems, Inc.

U.S. Cellular | TDS Telecom

BUILDING ON OUR STRENGTHS

2002 Annual Report


03057196












PROCESSED
APR 28 2003
THOMSON
FINANCIAL

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share amounts)

	2002	2001	Percent Change from 2001
Operating Revenues			
U.S. Cellular	$ 2,184,478	$ 1,894,830	15%
TDS Telecom	800,888	693,712	15%
	2,985,366	2,588,542	15%
Operating Income	386,355	436,155	(11)%
Depreciation and Amortization	510,445	450,019	13%
Operating Income Before Depreciation and Amortization	896,800	886,174	1%
Income (Loss) From Continuing Operations	(987,737)	(173,963)	n/m
Basic Earnings per Share from Continuing Operations	(16.85)	(2.97)	n/m
Diluted Earnings per Share from Continuing Operations	(16.85)	(2.97)	n/m
Dividends per Share	$ .58	$ .54	7%
Basic Weighted Average Common Shares (000s)	58,644	58,661	0%
Common Stockholders' Equity	$ 3,052,623	$ 3,518,924	(13)%
Return on Average Equity	(30.1)%	(4.7)%	n/m
Capital Expenditures	$ 899,050	$ 700,150	28%
Total Assets	$ 9,602,028	$ 8,079,574	19%
Wireless Customers	4,103,000	3,461,000	19%
Telephone Equivalent Access Lines			
ILEC	711,200	678,300	5%
CLEC	291,400	192,100	52%
Common Share Record Owners	2,285	2,541	(10)%
Total Employees	11,100	9,300	19%

(n/m - percentage change not meaningful)

TABLE OF CONTENTS

ABOUT YOUR COMPANY

Telephone and Data Systems, Inc. [AMEX: TDS] is a diversified telecommunications corporation founded in 1969. Through its strategic business units U.S. Cellular and TDS Telecom, TDS operates primarily by providing high-quality wireless and local telephone service. TDS's business strategy is to expand its existing operations through internal growth and acquisition and to provide excellent communications services in growing, closely related segments of the telecommunications industry. As of December 31, 2002, the company employed 11,100 people and served 5.1 million customers/units in 35 states. More information on TDS may be found on the company's Web site at www.teldta.com.


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TDS Corporate Headquarters, Chicago, Ill.
U.S. Cellular wireless markets currently owned and managed
U.S. Cellular wireless markets owned through joint ventures
TDS Telecommunications operations
States of operation or markets owned

OUR 2002 ANNUAL REPORT

Our annual report this year focuses on how we are building on the strengths that characterize TDS – our exceptional customer service, the high quality of service and products we offer, our dedicated management teams and our long-term vision for the company. With more than 40 years' experience providing excellence in telecommunications services, we pride ourselves at TDS on the level of commitment and integrity we demonstrate. The cover of this year's annual report pays tribute to a cornerstone element of TDS's strength – our associates, our customers and our shareholders.

Following the chairman and president's message is a message from Sandra Helton, chief financial officer of TDS, a new feature in the report this year. We then highlight how TDS Telecom and U.S. Cellular are both building on their strengths, improving their already strong reputations for customer satisfaction, strengthening their presence in the areas in which they operate and improving the quality of telecommunications services and products they provide.

Also, because we understand the challenges the language and acronyms used in the telecommunications industry can present, we have included a glossary in this year's annual report, which you will find on page 80.

U.S. CELLULAR CORPORATION

[AMEX: USM] is TDS's 82.2-percent owned wireless telephone subsidiary. U.S. Cellular and TDS own interests in 210 wireless markets. These wireless interests represent 42 million population equivalents. U.S. Cellular's 149 majority-owned and managed markets have 4.1 million wireless telephones in service in 25 states.

TDS TELECOMMUNICATIONS CORPORATION

(TDS Telecom) is TDS's wholly owned telecommunications subsidiary. TDS Telecom operates in 30 states with more than 1 million access line equivalents. TDS Telecom's Incumbent Local Exchange Carrier (ILEC) has 111 telecommunications companies that serve 711,200 access line equivalents in 28 states. TDS Telecom's two Competitive Local Exchange Carriers (CLEC), TDS Metrocom and USLink, serve 291,400 access line equivalents in five states.

LeRoy T. ("Ted") Carlson, Jr., President and Chief Executive Officer, left; Walter C. D. Carlson, Chairman of the Board, right.



Chairman and President's Message

2002 was a momentous year for Telephone and Data Systems, Inc. (TDS). Our wireless arm, U.S. Cellular, acquired Chicago-based PrimeCo, the largest acquisition in its history, in addition to improving its network by making considerable progress in its network upgrade initiative. It also added a substantial number of customers to its core business through its sales and marketing efforts. TDS Telecom, our wireline telecommunications subsidiary, acquired two New Hampshire ILECs, while continuing to rapidly grow TDS Metrocom and USLink, its two CLEC subsidiaries.

Building on Our Strengths

These achievements, as well as our operating results and the progress we made toward our financial objectives, speak to a key principle underlying everything we do at TDS – building on our strengths, which is the theme of this year's annual report. Our disciplined management approach aims to build on the strengths TDS and our subsidiaries have fostered since the company's inception. And this approach works: We have steadily grown TDS through the years using a combination of organic growth, acquisitions and market swaps, all aimed to create strong, growing telecom businesses. But we also build on our strengths in another critical way – through the 11,100-strong, talented and committed people who make up the company, through their hard work and the dedicated efforts each of them makes on a daily basis. And of course, we build on the strength of the legions of people we are proud to count as customers, many of whom have been "part" of TDS for many years. And finally, we are able to build on the strength of TDS through the support of our shareholders.

B U I L D I N G   O N   O U R   S T R E N G T H S

Our disciplined management approach aims to build on the strengths TDS and our subsidiaries have fostered since the company's inception. But we also build on our strengths through the 11,100-strong, talented and committed people who make up the company.

We'd like to take this opportunity to thank all of you for your role in making TDS the strong company it is today. And we take great pleasure in reporting to you the company's performance for 2002, and some of the initiatives we have set in motion to ensure the continuing strength of TDS going forward, both for 2003 and beyond.

2002 Operating Results

We are pleased with TDS's solid operating performance for the year, particularly in light of the protracted U.S. economic slowdown and the troubled state of much of the telecommunications industry.

TDS's operating revenues grew 15 percent for the year to $2.99 billion, driven by the solid operating results of our business units, as well as by the benefits of strategic acquisitions made in 2002. Our operating income of $386.4 million before depreciation and amortization of $510.4 million grew one percent to $896.8 million. This growth trailed revenue growth for two principal reasons. First, U.S. Cellular experienced substantial operating costs related to both the integration and launch of the Chicago Metropolitan Trading Area (MTA) and also to higher customer-retention costs, a function of the highly competitive wireless industry. Second, the weak U.S. economy had a negative impact on TDS Telecom's operations.

While we achieved good operating results for the year, we did not meet all of our financial objectives. This may have contributed to TDS's lower stock price, although we believe the overall malaise of the telecommunications industry, poor economic conditions, the overall decline in the equity markets and the unsettled geopolitical environment undoubtedly affected our stock price as well.

However, the company remained strong financially. We therefore continued to pay a quarterly dividend on TDS stock, increasing the annual dividend rate 7 percent in 2002. We announced a further 7 percent increase in February 2003.

U.S. Cellular

U.S. Cellular, our largest business unit and 82-percent owned wireless service subsidiary, achieved continued strong growth in 2002, posting a 15 percent increase in operating revenues. Our strategy at U.S. Cellular is to provide excellent customer service through a dynamic organization of highly motivated associates, broad sales distribution for customer convenience, and a very high-quality network. Positioned as a strong regional carrier, U.S. Cellular works to strengthen its geographic footprint in the regions it serves, and the company made significant inroads during the year in this regard. At year-end 2001, our operating markets consisted of six groups of markets with a total population of approximately 26 million. By the end of 2002, our operating markets served a population of 37 million, a 42 percent increase.

Acquisition of the Chicago market

A great part of the progress relates to the acquisition of PrimeCo, or the Chicago MTA, which U.S. Cellular purchased in August for $618 million. The Chicago market is an excellent fit for U.S. Cellular, adding the Midwest's key market to our already strong footprint in the region, thus complementing the existing markets. Furthermore, the addition of the Chicago market works to lower costs and increase operating efficiencies. The company expects to save an average of $9 million annually in roaming expenses over the next 10 years, since Chicago was the main roaming destination of our Midwestern customers before the acquisition. These and other factors support our belief that the Chicago market will work to significantly strengthen what was already U.S. Cellular's largest and most profitable region.

U.S. Cellular's management and associates successfully managed the integration and launch of service in the Chicago market under the U.S. Cellular brand name a mere 97 days after the acquisition was completed. The results of the first several months of operation under the U.S. Cellular brand have been most encouraging, and we expect the Chicago market to continue to perform well against U.S. Cellular's well-formulated business plan.

Central to the strategy for Chicago – as with that of TDS's entire operations – is the quality customer service that differentiates U.S. Cellular in its markets and that fosters strong customer loyalty. U.S. Cellular has received many commendations for customer service, but in the end, the best way to judge the quality of U.S. Cellular's customer service is by our customer churn rate – and it's one of the lowest in the industry. At the end of 2002, U.S. Cellular had an admirably low postpay rate of 1.8 percent.

CDMA deployment

Providing high-caliber customer service is only one part of the customer-satisfaction equation. An exceptional network that provides reliable service is also critical. Another major achievement for U.S. Cellular in 2002 was significant progress in deploying Code Division Multiple Access (CDMA) 1XRTT technology. This technology provides much better call quality and reliability, as well as more cost-effective use of wireless spectrum.

The deployment, which U.S. Cellular began in 2002 and expects to complete in 2004, will cost between $400 and $450 million. The company has made excellent progress on the deployment, exceeding the 2002 goals. U.S. Cellular rolled out the upgraded technology in four states and by year-end was able to offer it to roughly 75 percent of the population U.S. Cellular serves.

TDS Telecom

TDS Telecom, our wholly owned wireline services subsidiary, also had a good year in 2002, with operating revenues up 15 percent. Our strategy at TDS Telecom is threefold: to grow and protect TDS Telecom's Incumbent Local Exchange Carrier (ILEC) business, to aggressively grow the Competitive Local Exchange Carrier (CLEC) business, and to develop and sell new products and services to further revenue growth.

During 2002, TDS Telecom strengthened its ILEC operations with the acquisition of two New Hampshire telecommunication companies, Merrimack County Telephone, Inc. (MCT) and Telecommunications Systems of New Hampshire (TSNH). Adding 27,000 access line equivalents and 6,300 Internet subscribers to TDS Telecom's operations, these acquisitions highlight the company's ILEC acquisition strategy, which is one of clustering new markets near existing TDS Telecom operations. Both of the purchased companies strategically complement TDS Telecom's operations in the southern part of the state. Together with the existing ILEC operations, these acquisitions cement the strong local presence in the communities we serve and build on the already excellent customer service for which TDS Telecom is well known. Driven mostly by the acquisitions, overall ILEC access line equivalents grew 5 percent for the year.

TDS Metrocom, the larger of TDS Telecom's two CLECs, continued its strong growth in 2002, increasing access line equivalents 58 percent and achieving strong Internet and digital subscriber line (DSL) growth as well. Now operating in southern Wisconsin, northern Illinois and southern Michigan, TDS Metrocom aims for high penetration in carefully selected markets, mainly suburban and urban-fringe markets, targeting small to mid-sized businesses and "communications-intensive" residential customers. By carefully choosing its areas of operations near TDS Telecom's existing operations, TDS Metrocom is able to leverage TDS Telecom's management and process infrastructures. TDS Telecom provides shared services for functions such as billing, accounting, regulatory affairs and human resources, allowing TDS Metrocom to focus its own resources on marketing, selling and serving the customer – critical areas to support rapid growth. TDS Metrocom owns its own switches instead of leasing switching elements from the incumbent Regional Bell Operating Company. As a result, it is not as vulnerable to changes in regulatory rate structures as are many other CLECs.

USLink, TDS Telecom's other CLEC, also performed well in 2002. Operating in Minnesota and North Dakota, USLink targets primarily the small to mid-sized business market. USLink's local service is provided on a combination of owned and leased switching facilities. Because TDS Telecom believes the facilities-based model is the more sustainable of the two business-case models over the long term, we are pursuing a strategy of gradual migration to the facilities-based model for USLink.

TDS Telecom is also actively promoting data services with offerings such as broadband digital subscriber line (DSL) and Internet service, as well as bundled services. DSL was a stellar performer for TDS Telecom in 2002, with customer growth more than doubling. TDS Telecom intends to continue adding to its DSL coverage, targeting first those markets with potential cable modem competition.

Balance-Sheet Strength

In addition to our operations at U.S. Cellular and TDS Telecom, TDS holds a significant portfolio of marketable equity securities on the balance sheet. These securities, together with modest leverage, contribute to our balance-sheet strength.

Our largest holding is in Deutsche Telekom AG, with a 131.5 million-share position, which represents 3 percent ownership of the German telecommunications company. We also have a position in Vodafone Group PLC, the London-based wireless enterprise, with 2.7 million ADR shares owned by TDS and 10.3 million owned by U.S. Cellular. Our two smaller holdings are in Rural Cellular Corporation, a national rural cellular provider, and VeriSign, Inc., a provider of Internet services.

During 2002, we monetized essentially all of our positions in Deutsche Telekom, Vodafone and VeriSign. Total proceeds from the monetization were $1.6 billion. For each of these transactions, we entered into approximately five-year variable prepaid forward contracts. These moves enabled us to convert our holdings to cash, while at the same time continuing to hold title to the stock and collect any dividends. Because of the nature of the contracts, we were able to reduce the risk levels of the investments, establishing floor prices for the securities while at the same time retaining the ability to capture significant portions of potential appreciation over the next five years. At the end of each five-year contract, we have the option to either deliver shares or pay in cash the market value of the shares.

We are using the proceeds from these transactions in several ways. U.S. Cellular used its Vodafone proceeds to pay down debt to help fund the purchase of the Chicago market. TDS expects to use the proceeds from the transactions to pay down debt, fund operational needs and improve liquidity, which gives us the flexibility to pursue opportunities that can best build shareholder value over time. Another use of the proceeds is to repurchase common shares of TDS. We now have a 3 million share repurchase authorization in place to do so, should market conditions warrant.

One of the reasons we applied some of the TDS monetization proceeds toward debt repayment relates to our credit rating. TDS is currently rated at the "A-" investment-grade level by the major credit rating agencies, and we are firmly committed to maintaining that position. Debt reduction is an important component in maintaining our investment-grade rating, and we intend to reduce corporate debt levels by approximately $100-$150 million in 2003.

In addition to progress by our business units and our monetization initiatives, TDS has been working in partnership with our business units to improve the execution and effectiveness of corporate financial processes. 2002 saw substantial progress toward this goal. One example is the introduction of a standard procurement card ("P-Card"), streamlining across the company the previous cumbersome invoicing process. This initiative should save the company $500,000 annually, and we are working on a number of other initiatives as well.

Our Financial Objectives

We have four financial objectives at TDS that guide our overall actions and our business unit strategies. Our first objective is to grow our revenues at a rate in line with or greater than the growth rate of the telecommunications markets we serve, targeting a 15 percent annual revenue growth rate. For the five-year period ending December 31, 2002, TDS's compound annual revenue growth rate basis was 16 percent.

Second, we aim to earn over time a return on capital in each business that is greater than the weighted average cost of capital for that business. We are committed to making steady progress and achieving the goals for each of our business units.

Third, we aim to achieve a shareholder return that exceeds those of comparable companies in the telecommunications industry. With this in mind, we announced a stock-repurchase program in late February 2003 and increased our dividend for the 28th year in a row.

And finally, we are committed to maintaining our investment-grade credit rating, which we are proud to have retained during a very difficult time for the telecommunications industry and the broader U.S. economy.

Taken together with our business unit strategies, we believe that achieving these financial objectives should generate value for our shareholders, while maintaining financial strength and flexibility.

Plans for 2003

While we are hopeful that the U.S. economy will show some improvement during 2003, we do not anticipate significant improvement to the overall economic and industry environment for the year, making for somewhat slower growth prospects in parts of our business for the near term. We also believe that consolidation is necessary among the six national wireless competitors in order for wireless cash-flow margins to improve. For our part, we will continue to focus on promoting profitable growth.

Some of our 2003 initiatives include:

For U.S. Cellular:

- To continue to improve the company's geographic footprint, including successful growth in the Chicago market and new market launches in Nebraska, Indiana, Missouri and Oklahoma. We have already made progress in this area, announcing in March 2003 a definitive agreement with AT&T Wireless to exchange wireless properties. Under the agreement, U.S. Cellular will acquire PCS licenses in 13 Midwestern and Northeastern states, strengthening our competitive position in those regions in the 2004 and 2005 time frame.
- To continue deployment of CDMA 1XRTT, focusing 2003 efforts on the Northeastern and remaining Midwestern markets, particularly Oklahoma.
- To complete the testing and development of additional data services.

For TDS Telecom:

- To maintain and increase our customer-satisfaction levels.
- To rapidly and profitably grow our CLEC operations.
- To rapidly grow DSL and other data services in both our ILEC and CLEC markets.
- To aggressively promote a positive regulatory environment for our ILEC and CLEC customers.

For Telephone and Data Systems, Inc.:

- To maintain a strong investment-grade rating and continue to reduce corporate-debt levels.
- To improve resource-allocation processes to best build the long-term value of the company and enhance shareholder return.
- To maintain sufficient liquidity to enable our business units to pursue strategic opportunities.
- To complete our 3 million share common stock repurchase authorization, as market conditions warrant.

In Closing

We believe TDS is well positioned for the future as a full-service telecommunications provider. We have strong wireless and wireline operations, which provide an important measure of diversification. We have favorable positions in our markets. Our business units have effective strategies centered on customer service, network service quality and customer loyalty. Talented and experienced management teams operate each business.

The company is financially strong, with an investment-grade rating and good financial flexibility, enabling us to take advantage of strategic opportunities.

We are excited about the prospects for 2003. With the continued creativity and diligence of the entire team of our 11,100 associates, we will continue to build on TDS's strengths, growing the company and its value for you, our loyal shareholders.

Cordially yours,



LeRoy T. Carlson, Jr.
President and Chief Executive Officer



Walter C.D. Carlson
Chairman of the Board

A Message From Sandra Helton, CFO

These are challenging times for corporate America. Rocked by accounting scandals, the bankruptcies of major corporations and the demise of one of the country's prominent accounting firms, investors' confidence in corporate America has plummeted, creating a very difficult economic and investing environment. And unfortunately, the telecommunications industry did not emerge unscathed, as several companies were involved in the fallout.

We at TDS have a heritage of integrity, as well as a reputation for transparency and full disclosure in our financial reports. We fully support the reforms the U.S. government is implementing to encourage such integrity throughout corporate America, and we are working to ensure complete compliance with the Sarbanes-Oxley Act of 2002.



We have always taken a conservative stance regarding our financial reporting. We disclose in our financial statements what we believe is both necessary and helpful for our shareholders and the investment community to better understand our business and our performance.

We are committed to building on the financial strength and integrity that is an integral part of the fabric of the TDS enterprise.

Sandra L. Helton
Executive Vice President
and Chief Financial Officer

However, we are not simply relying on our past practices. We have implemented new procedures in our financial reporting process to ensure even greater quality of our financial statements. Ted Carlson and I consider integrity in TDS's business practices, which include financial reporting and complete disclosure in our financial statements, to be essential. We communicate this clearly and frequently to the officers and all employees. We have established a disclosure review committee to ensure that all material matters are tracked and included in the information we provide the Securities and Exchange Commission. We conduct a quarterly internal audit to make certain that the accounting groups throughout TDS and our business units are using appropriate disclosure controls and procedures. And we meet with senior managers and other key personnel at the end of each quarter to ensure that we are aware of any developments that need to be reflected in our financial statements or disclosures. We share the results of these internal reviews, as well as other information critical to ensuring the utmost quality of our financial statements, with the audit committee of the TDS board of directors.

But integrity and business ethics include more than financial reporting. They represent the fundamental approach we take to doing business – from the respect we extend to customers, colleagues and other business partners, to the quality of services we provide to our customers, to our focus on building value over time for our investors and ultimately to how we account for and report our results. Integrity and business ethics, in all regards, are of critical importance at TDS.

Our old-fashioned values haven't always been popular. We believe, however, that they are not only the *right* thing to do, but they are also the basis for long-term business success. We are committed to building on the financial strength and integrity that is an integral part of the fabric of the TDS enterprise and which have contributed to TDS's success.

We are proud of our strong balance sheet and investment-grade credit ratings. We consider our mandate from you, our shareholders, to be to ensure the continued success of TDS, and we remain committed to delivering on that mandate.



U.S. Cellular

"Customer satisfaction underlies all our actions, and providing excellent service is our first priority at U.S. Cellular."

John E. "Jack" Rooney
President and Chief Executive Officer
U.S. Cellular

U.S. Cellular made great strides in better positioning the company for the future during 2002. We produced solid operating results despite a weak economy, falling consumer confidence and a very competitive marketplace. Our acquisition of the Chicago market – the largest acquisition in our history – and the addition of Code Division Multiple Access (CDMA) technology in our Midwest markets were important investments in our future. We also saw strong growth in our core markets and made significant improvements to business processes.

Highlights of our accomplishments in 2002 include:

- Acquiring the Chicago market and launching the U.S. Cellular brand;
- Reaching revenue and customer growth milestones, crossing the $2 billion revenue plateau and adding our 4 millionth customer – only two years after adding our 3 millionth customer;
- Producing a churn rate of only 1.8 percent for our postpay business, one of the lowest churn rates in the wireless industry;
- Introducing new rate plans that focus on customers' needs and growing revenues;
- Building more than 430 cell sites and investing nearly $700 million in improvements to our wireless network, including upgrades to CDMA technology in our Midwestern markets; and
- Implementing a new inventory management system that enables us to control inventory in the hands of agents and take advantage of quantity purchase discounts.

That we are successfully executing our customer satisfaction strategy is evidenced by the 19 percent growth we achieved in our customer base for the year. This strong customer growth drove a 15 percent increase in service revenues, which totaled $2.1 billion for the year. Even more impressive was the 7 percent increase in average monthly retail revenue per customer, our first such increase in many years. Our customers' monthly minutes of use increased 41 percent, leading to the increase in revenue per customer and confirming the increasing value customers place on wireless service.

However, costs related to the U.S. Cellular brand launch in Chicago, as well as an increase in bad-debt expense due to the weakened economy, outpaced our revenue gains, and we posted an 11 percent decrease to operating income in 2002, which totaled $281 million.

Making the Hometown Connection

We remain clearly focused on executing our customer satisfaction strategy. We're working at U.S. Cellular not only to provide the excellent service that differentiates us from our competitors, but also to strengthen our competitive position by building on our geographic footprint in the regions we serve. Our acquisition of the Chicago Major Trading Area (MTA) from PrimeCo Wireless Communications, LLC in August 2002 was clearly a major move to improve our position in the Midwest market.

Through the $618 million transaction, U.S. Cellular gained approximately 320,000 customers, 21 retail stores, 13 kiosks, nearly 600 authorized agents, a network of 513 cell sites and almost 490 employees. Chicago, the largest city in the Midwest, fits the company's long-term strategic plan to provide seamless wireless service throughout the region, U.S. Cellular's largest.

Once the acquisition was completed, U.S. Cellular actively worked to integrate all facets of both organizations' human resources, sales and marketing operations, customer service, information systems and network operations to ensure a seamless transition for the customer. In November, only 97 days later, the company launched wireless service under the U.S. Cellular name in the Chicagoland area, becoming the only wireless service company headquartered in Chicago to provide service to its home market. In addition to the greater Chicago area, service was also launched elsewhere in Illinois in Bloomington-Normal, Champaign-Urbana, Decatur and Springfield, with expanded service to Peoria and Rockford, Ill.

To support the brand launch, U.S. Cellular launched a major integrated marketing campaign, signing on Chicago native and actress Joan Cusack to serve as the company's national spokesperson. Prior to the launch, Cusack appeared in a variety of television, radio and print advertisements that communicate the company's customer-friendly approach and superior products and services. To further promote brand awareness and reach important demographic segments, U.S. Cellular also signed a marketing sponsorship agreement with the City of Chicago as well as developing partnerships with key Chicago-area nonprofit organizations.

Since launching its brand in Chicago, U.S. Cellular has met and exceeded its sales expectations, increasing brand awareness by almost 45 percent. Furthermore, the Chicago market contributed tremendously to U.S. Cellular's customer and revenue growth in the second half of 2002. The company looks forward to enhancing its brand awareness and building on its successful launch. Over the next 12 to 24 months, U.S. Cellular plans to invest additional capital in its wireless network infrastructure to enhance service for its customers throughout Illinois.

Making the Customer Connection

U.S. Cellular strives to be the customer's first choice for superior wireless service. Our goal is to ensure that all customers have a positive experience with U.S. Cellular. Customer satisfaction underlies all our actions, and providing excellent service is our first priority at U.S. Cellular.


U.S. Cellular

M A K I N G   T H E

Critical to our customer satisfaction strategy is the level of support our associates provide customers. This strong focus on customer satisfaction earned U.S. Cellular the wireless industry's highest rating in customer service by the Boston-based Yankee Group's 2002 Mobile User Survey.

HOMETOWN CONNECTION

At all of our customer contact points such as our retail stores, enhanced Web site and expanded toll-free telesales support, U.S. Cellular is committed to connecting with our customers wherever they do business. At the end of 2002, we had nearly 500 retail stores and kiosks, as well as almost 1,800 authorized agent locations. We continued to remodel retail locations to reflect the U.S. Cellular brand image and improve the sales experience for the customer.

The agent distribution channel plays an important role in our sales efforts and is an effective complement to our retail sales force. Reflecting our commitment to this growing distribution channel, we signed an agreement with Urban Media Group, LLC to expand its exclusive agent network throughout the Chicago area, opening two agent locations with six additional locations planned for 2003. This move, in addition to supporting our efforts in this new market for U.S. Cellular, reflects our "high-tech, high-touch" retail store branding strategy and ongoing commitment to provide convenient locations offering products and services of value to customers.

In addition, we pushed forward several strategic initiatives in 2002 designed to improve the customer experience. We introduced Pilot, a new merchandise management system, to our retail stores and agent locations. This system enables more efficient inventory tracking and replacement. The company also added an Internet-based interface to the Customer Acquisition and Retention System (C.A.R.E.S.) used by the company's authorized agent channel. The introduction of this system streamlines and automates all customer activation and service maintenance processes. And, in response to rapid customer growth and the company's goal of implementing the latest technologies for outbound calling and billing resolution systems, U.S. Cellular announced in early 2002 the creation of two National Financial Services Centers that centralize all financial-services operations for the company nationwide.

Critical to our customer satisfaction strategy is the level of support our associates provide customers. Customer Care Center associates at U.S. Cellular undergo weeks of intense customer service training to become the knowledgeable, friendly and accessible wireless experts they are, dedicated to achieving total customer satisfaction. This strong focus on customer satisfaction earned U.S. Cellular the wireless industry's highest rating in customer service by the Boston-based Yankee Group's 2002 Mobile User Survey.

To support our associates in delivering the highest quality of customer service, the company redesigned its online customer-service reference system and service-support functions this year via several initiatives. These included enhancing our interactive voice-response technology, improving our customer service and billing system, and expanding our Customer Care Center in Milwaukee.

We reaffirmed our commitment to strengthening U.S. Cellular's relationship with business customers in 2002 with the creation of a specialized business-to-business support team. This team works closely with business customers to understand their needs and offer the products, services and rate plans best suited for them.

Making the Network and Service Connections

U.S. Cellular continues to expand and upgrade its network to meet the changing wireless needs of today's customers by providing exactly what they expect from their wireless company – advanced technologies, enhanced coverage areas, and new wireless products and services.

To fully meet these demands and position the company for future growth, U.S. Cellular began converting all of its wireless systems to CDMA 1XRTT technology in late 2002, successfully deploying the advanced wireless technology throughout Illinois, Indiana, Iowa and Wisconsin. This technology provides a faster, more streamlined way for U.S. Cellular customers to access information and advanced data applications via their handsets, as well as providing enhanced voice capacity, improved call coverage and clarity.

U.S. Cellular invested nearly $700 million in its wireless network in 2002 to support the conversion and built more than 430 cell sites across its markets, bringing the total number of cell sites to nearly 3,900 nationwide. In 2003, the company plans to build almost 550 additional cell sites.

U.S. Cellular also announced plans to construct a new Network Operations Center (NOC) in the Chicago market area in early 2003. Through the use of sophisticated computer technology, technicians at the NOC will monitor U.S. Cellular's cell sites and network performance to ensure we continue to provide the highest quality of uninterrupted wireless service to our customers.

But call quality isn't the only aspect of the customer satisfaction equation. Product and service offerings, as well as attractive rate plans, are also important to customers. During the year, based on customer feedback and market research, we simplified and streamlined our pricing strategy, eliminating many cost-ineffective plans that were complex to support. Our rate plans, much fewer in number, now include attractive local and regional plans as well as a national rate


Wireless markets currently owned and managed
Wireless markets owned through joint ventures
States in which U.S. Cellular owns markets
U.S. Cellular Corporate Headquarters – Chicago, Ill.
Regional Offices

plan – and we make every effort to ensure that our customers get the rate plan and services that best meet their needs.

Also during the year we began testing a new wireless data platform that enables customers to access e-mail, play games, instant-message friends and family, and utilize business-productivity tools all through their wireless phones. U.S. Cellular will rely on feedback from the trial to tailor our wireless data-service applications before offering them nationwide in 2003.

Our marketing efforts work to target key market and demographic segments. We launched several direct-marketing campaigns in 2002 targeting new drivers and college students, as well as introducing *giveashout.com*, a Web site we developed to capture the attention of the youth market. We also developed an integrated marketing and advertising program focused on the growing Hispanic market.

We recognize that acquiring new customers and retaining existing customers are keys to profitable growth for U.S. Cellular. That is why we began developing a customer value-management strategy in 2002 that will help U.S. Cellular better position itself in the wireless marketplace by monitoring and responding to those factors that influence customer behavior and purchasing patterns – products, services, company relationships, image and price. Based on customer feedback, U.S. Cellular will continue to develop products and services, as well as targeted marketing programs designed to meet the needs and expectations of each of our customer segments.

In addition to the excellence of service we provide our customers, we are proud at U.S. Cellular of the strong legacy we have of supporting and connecting with the communities we serve. During the year, we introduced the "Connecting With Our Communities Program℠," a multi-faceted initiative that awards charitable contributions and associate-matched gifts to organizations that address the varied needs and concerns of our communities nationwide. The program complements the large number of community initiatives already in place at U.S. Cellular aimed at enhancing the quality of life throughout our markets.

Summary and Outlook for 2003

2002 was a very exciting year at U.S. Cellular. Our 6,100 associates continued to focus on customer satisfaction and profitable growth while integrating the operations of the largest acquisition in company history. Their efforts enabled us to achieve substantial customer and revenue growth in the midst of an economic downturn. We continued to make improvements to our network and business processes to improve the customer experience. It is this customer focus that differentiates U.S. Cellular from our competitors, and which, combined with the strategic changes made in 2002, better position the company to grow profitably in 2003 and beyond.

Some of our specific goals for 2003 include:

- To continue delivering on our promise of exceptional customer service and satisfaction.
- To continue to improve the company's geographic footprint, including successful growth in the Chicago market and new market launches in Nebraska, Indiana, Missouri and Oklahoma.
- To continue deployment of CDMA 1XRTT, focusing on the Northeastern and remaining Midwestern markets, particularly Oklahoma.
- To complete the testing and development of additional data services that best meet the needs and demands of our customers.
- To increase our distribution channels, particularly in the Midwest region, as well as expand our exclusive authorized agent network.
- To construct a new Network Operations Center (NOC) in the Chicago area.

We look forward to another year of progress in 2003, as we continue to work toward providing the ideal customer experience and make U.S. Cellular an even better company.

U.S. Cellular Customer Units
Thousands of Units


4,250
3,850
3,450
3,050
2,650
2,250
3,061
3,461
4,103
00
01
02


A T E V E R Y

TDS Telecom

"Lifestyles are changing rapidly, and we are working to keep pace with our highly connected consumers with new product offerings, product bundles and – most importantly – reliable service."

James Barr III
President and Chief Executive Officer
TDS Telecom

Local phone service. Today many people take this reliable service for granted. At TDS Telecom we are focused on demonstrating the value of the landline telephone and maximizing the customer's experience with all of our products - At Every Point of Contact™. Many technologies compete for the consumer's communication dollar: Local telephone service, long distance, Internet, wireless, satellite TV, cable TV, and business phone and data products all work to keep people in contact with their world both at home and at work. Lifestyles are changing rapidly, and we are working to keep pace with our highly connected consumers with new product offerings, product bundles and - most importantly - reliable service.

Results... At Every Point of Contact

At TDS Telecom, one way we define success is by the level of our customer satisfaction and we measure it continually. We know that service quality and customer care are our only sustainable competitive advantages. Customers have a choice, and we want them to choose our services with confidence. Other critical measures of success are top-line growth and the achievement of earnings objectives. We seek double-digit growth and formulate business plans that well exceed our cost of capital. Through this balanced scorecard approach, we are creating increased value for our shareholders. I am pleased to report solid results again in 2002 for TDS Telecom.

Almost unique in our industry, we are successful in both our Incumbent Local Exchange Carrier (ILEC) and our Competitive Local Exchange Carrier (CLEC) operations. CLEC lines now represent about 30 percent of our total lines.

Our overall operating revenues increased 15 percent in 2002, totaling $801 million. Operating income of $105 million before depreciation and amortization of $159 million declined 1 percent over 2001 to $264 million, reflecting the impact of the weak U.S. economy as well as CLEC market expansion. TDS Telecom's core ILEC business revenues increased 9 percent. Our CLEC operations continue to provide solid growth and demonstrate successful execution of our business plan, bucking a negative industry trend. CLEC revenues grew almost 50 percent in 2002.

External factors influenced our overall results for 2002. Bankruptcies of major carriers such as WorldCom and Global Crossing affected the entire telecom industry. The impact on TDS Telecom was significant but manageable. The continued weak U.S. economy hampered performance to an extent as well, affecting consumer spending on discretionary telephony services somewhat. However, a slow economy also has some positive aspects. We have been able to stretch our capital dollars. Vendors and contractors are constantly reducing prices to those of us who are still able to buy. We have been able to hire some outstanding people who previously worked for troubled companies. We also have attracted many new customers who paid too much or received too little from their previous service providers.

According to respected third-party surveys, TDS Telecom customers rate our service better than do the customers of almost every other telephone company on all dimensions, from overall satisfaction and friendly employees to reliable service. Our scores partly result from our commitment to a local presence. We have 118 business offices in the markets we serve to ensure that most customers have an opportunity to walk in and talk with us face to face. At the same time, we provide service via telephone around the clock using a state-of-the-art distributed call-center approach.

TDS Telecom Access Line Equivalents
Thousands of Units


1,200
1,000
800
600
400
200
0
732
870
1,003
00
01
02
ILEC
CLEC

When our customers report an out-of-service situation, our Technical Response Teams are able to resolve the problem within four hours 83 percent of the time. A four-hour repair response is rare in our industry even in the densest areas; TDS Telecom technicians frequently have to travel two or more hours to reach a customer, further demonstrating our strong commitment to customer satisfaction.

Winning... At Every Point of Contact

The competitive telecom market is getting more complicated every day. TDS Telecom has been able to stay ahead of the CLEC competition and win with our TDS Metrocom and USLink offerings in mid-size, metropolitan markets.

Our CLEC companies take advantage of more than 30 years of telephony experience and process improvements as we enter into new markets. Our long-term strength has been rewarded with customer trust and is evident in our ability to attract new customers.


TDS

A T E V E R Y

TDS Telecom customers rate our service better than do the customers of almost every other telephone company. We understand that exceptional service quality and customer care are our sustainable competitive advantages, and we work every day to build on these strengths... at every point of contact.

P O I N T O F C O N T A C T

TDS Telecom plans call for controlled growth in the CLEC business. TDS Metrocom will continue its efforts to hit the milestones of carefully constructed business cases that will pave the way for growth and strong future financial success. In 2002 we focused on increasing access-line penetration; in October, the company announced it had added its 200,000th access line. TDS Metrocom now operates in 17 communities in three states: Wisconsin, Illinois and Michigan.

As TDS Telecom continues to grow in its ILEC territories, it builds a more valuable communications consumer, often with multiple services, such as local, long distance, Internet, and Caller I.D. Bundling and cross selling are used to maximize the share of the customer's communication dollar at every customer contact.

In August 2000, TDS Telecom introduced its own long-distance product, TDS TRUE TALK®. It was an immediate success. As of December 31, 2002, almost 198,000 customers had signed on, resulting in a significant share of the long-distance market in our service areas within two years. These are outstanding results for a mature product, further demonstrating the strength of the TDS Telecom brand and our ability to sell new services.

High-speed Internet service continues to be in high demand. In 2002, TDS Telecom continued to roll out digital subscriber line (DSL) services in select markets. By year-end, TDS Telecom and TDS Metrocom offered DSL service in 35 and 17 markets, respectively.

Marketing multiple speeds including Integrated Services Digital Network (ISDN), DSL and dial-up has proven to be a good strategy. TDS Telecom competes for every Internet customer against national players and local start-ups alike. During 2002 we further enhanced our service with free Virus and Spam filtering services. The response to this new feature was dramatic, generating highly positive comments from our customers. And it is proving to be a significant product attribute leading to greater customer loyalty. TDS Telecom served more than 163,000 Internet and DSL customers through its ILEC and CLEC operations at year-end.

We continue to improve our Internet service offerings, from new products to advanced features. For customers who want high-speed Internet options, we've worked to make ISDN a viable choice in markets where DSL is not available. Since 2001, our improved TDS Internet service provides more e-mail boxes, faster connection speeds and e-mail portability with WebMail™, allowing our customers to send and receive e-mail from any Internet connection in the world.

Growth through Expansion

Staying true to our clustering strategy for acquisitions, two companies joined the TDS family in 2002: Merrimack County Telephone, Inc. (MCT) of Contoocock, New Hampshire and Telecommunications Systems of New Hampshire (TSNH).

The MCT acquisition was completed on May 31, 2002. In the subsequent months, we have worked to integrate this new company and its people into our systems and marketing programs. Further integration will include the branding of MCT as TDS in 2003. Adjacent to our existing New Hampshire exchanges, which already served 11,200 access line equivalents, MCT brought an additional 19,200 access line equivalents to our operations in the rapidly growing southern part of the state.

TSNH, a privately held telecommunications company which owned the Wilton Telephone Company, Inc.of Wilton, N.H., and Hollis Telephone Company, Inc. of Hollis, N.H. joined TDS officially on July 1, 2002. Through its Wilton and Hollis telephone companies, TSNH served approximately 7,800 access line equivalents in two exchanges, together with 1,400 Internet and DSL customers in south-central New Hampshire. TDS Telecom has a good presence in the area, and the addition of MCT and TSNH enables us not only to strengthen our footprint in the area but provide even greater service to our customers.

Fresh ideas and new perspectives are always an added benefit when new employees join the TDS Telecom family. We continue to learn and grow from each acquisition, making our company stronger and further preparing us for other acquisitions when the opportunities arise.

Service... At Every Point of Contact

When we ask our customers what they expect from their local phone company, they tell us that what is most important to them is reliable, high-quality telephone service. This is followed by value received, informed and helpful employees, local repair response and new technologies, respectively. We understand that exceptional service quality and customer care are our sustainable competitive advantages, and we work every day to build on these strengths...at every point of contact.

Our new brand efforts highlight this statement with the tagline "At Every Point of Contact™," communicating our promise of reliability... at every point in the customer's experience. Whether we provide only local service to a family or multiple products such as second lines, Internet and call features, TDS Telecom can meet their needs. Our

A T E V E R Y


WA
OR
ID
CA
AZ
CO
ND
MN
WI
MI
MI
IL
IN
OH
MO
OK
AR
KY
TN
MS
AL
GA
SC
NC
VA
PA
NY
VT
NH
ME
FL
TDS Telecom (ILEC)
TDS Metrocom (CLEC)
USLink (CLEC)
States of operation
TDS Telecom Corporate Headquarters – Madison, Wis.

unwavering focus on the customer sets our local telephone companies apart from our competitors and enables TDS Telecom to continue to grow in all of our markets – from rural communities to suburban areas to mid-size cities.

At TDS Telecom, delivering great service and maintaining a reputation for doing so means we must continually evaluate our performance. Customer satisfaction ratings for the company are tracked monthly, and the results help guide our customer interactions. TDS Telecom continually outperforms national telecommunication companies in various customer service surveys. We're proud to have performed well, but we strive to be even better. Equipped with the results from these surveys, we have implemented several new tools that will enable us to delight our customers.

For example, after a thorough investigation into the alternatives in billing presentment and payment options, a team of employees selected a vendor, and implementation of a new electronic billing system is scheduled to take place in 2003. Allowing our customers to choose electronic billing for their local telephone services and other products is an option we know customers want, enhancing their overall customer satisfaction.

Our Virtual Business Office (VBO) service offering, introduced in 1996, continues to improve. It uses computer telephony integration to join offices together into regional clusters. The VBO structure enables TDS Telecom to keep employees in local offices close to our customers and still offer the efficiencies of a highly professional, full-time call center. With the addition of an after-hours call center in our LaCenter, Washington facility in 2001, our VBO now operates 24 hours a day, seven days a week, 365 days a year.

We also expanded our e-commerce capabilities to residential and business customers. Internet transactions have provided $726,000 in annualized revenues from this new channel. We know that customers want options in how to interact with us. E-commerce, e-payment and VBO enhancements are all in response to what today's customers want and expect.

We maintain a local presence in the communities we serve with local customer service, sales, repair and response teams. Our customers have told us they highly value a timely response to a problem or installation request. Having a strong local TDS Telecom team is imperative to support these requirements.

We encourage employees to become involved in our communities. We also champion economic development in our communities and have worked to secure $840,000 in loans for rural community and business development in 2002 through the federal Rural Economic Development program. Recipients of the loans have told us that the related projects have added 177 jobs to those communities. We understand that strong communities produce prosperity for everyone.

Success... At Every Point of Contact

Our 2003 initiatives will help us increase our focus on the customer and on our brand value, while producing solid financial results. Maintaining our customer focus and managing our company through this period of economic uncertainty will demand our full attention in 2003.

We are very disciplined in the way we go about planning our business. We have a strategy to grow that will build value for shareholders and provide opportunities for employees to grow as well. We have a strategy to win in each of our markets by delighting our customers in every way. And we have a strategy that produces strong operating and financial results. Above all, we have an outstanding team to achieve these strategies.

Here are just a few of the initiatives and goals we have established for TDS Telecom for 2003:

- To make selective acquisitions in existing geographic clusters.
- To expand high-speed Internet product availability with DSL and ISDN offerings.
- To introduce electronic bill presentment and payment options.
- To raise productivity throughout the company by continually improving our processes and leveraging best practices between our ILEC and CLEC businesses as well as those of our sister company, U.S. Cellular.
- To continue to work with regulators to make sure that our gains are shared with customers, employees and shareholders.
- To continue to grow our CLEC operations.
- To introduce and market new product bundles.
- To lead the industry in customer satisfaction.

We owe our success to the outstanding performance of our employees who work at our operations across the country. Every day. At Every Point of Contact™. They are out there working with and for our customers to build on our strengths and promote a successful future for the company. Their success drives value for you, our shareholders. With continued focus, we will have a solid performance again in 2003.





Board of Directors

Seated *(left to right):*

James Barr III
Director; President and
Chief Executive Officer of TDS Telecom

Walter C.D. Carlson
Chairman of the Board and Director; Partner – Sidley Austin Brown & Wood (Attorneys-at-Law)

LeRoy T. Carlson, Jr.
President, Chief Executive Officer and Director

Sandra L. Helton
Executive Vice President,
Chief Financial Officer and Director

Back Row *(left to right):*

Michael D. Bills
Director; Private Investor

Kevin A. Mundt
Director; Vice President and Director,
Mercer Management Consulting

Letitia G.C. Carlson, MD, MPH(2)
Director; Physician and Assistant Clinical Professor at George Washington University Medical Center

Donald C. Nebergall(1)
Director; Rural Consultant, Former Chairman, President and CEO of Brenton Bank and Trust – Cedar Rapids, Iowa

LeRoy T. Carlson
Chairman Emeritus and Director

Herbert S. Wander (1)
Director; Partner – Katten Muchin Zavis Rosenman (Attorneys-at-Law)



George W. Off [(1)*] [(2)*]
Director; Chairman and Chief Executive Officer – Checkpoint Systems, Inc.

Martin L. Solomon
Director; Private Investor

Rudolph E. Hornacek, *not shown*
Director Emeritus

Lester O. Johnson, not shown
Director Emeritus

(1) Audit Committee
(2) Stock Option Compensation Committee
* denotes chairperson

TDS CORPORATE MANAGEMENT



Sandra L. Helton
Executive Vice President and Chief Financial Officer



D. Michael Jack
Senior Vice President and Corporate Controller



William L. Stuckey
Senior Vice President and Chief Information Officer



Kevin C. Gallagher
Vice President and Corporate Secretary



Jerry A. Gleisner
Vice President – Corporate Systems



C. Theodore Herbert
Vice President – Human Resources



Rudolph E. Hornacek
Vice President – Engineering



J. Timothy Kleespies
Vice President – Tax



Peter L. Sereda
Vice President and Treasurer



Mark A. Steinkrauss
Vice President – Corporate Relations



James W. Twesme
Vice President – Corporate Finance

TDS CORPORATE DEVELOPMENT TEAM



Scott H. Williamson
Senior Vice President – Acquisitions and Corporate Development



George L. Dienes
Vice President – Corporate Development



Kenneth M. Kotylo
Vice President – Acquisitions and Corporate Development



Byron A. Wertz
Vice President – Corporate Development



Paul Forshay
Director – Corporate Development

Income (Loss) from Continuing Operations and Diluted Earnings per Share from Continuing Operations per Share were significantly affected by gains and losses from marketable securities and other investments and ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." An analysis of these items, net of tax and minority share is shown below.

Year Ended or at December 31,	**2002**	2001	2000	1999	1998
Income (Loss) from Continuing Operations	**$ (987,737)**	$ (173,963)	$ 115,056	$ 291,326	$ 185,222
Add (Subtract)					
(Gain) Loss on Marketable Securities and Other Investments	**1,888,391**	548,305	(15,716)	(345,938)	(262,698)
Income Tax Expense (Benefit)	**(720,470)**	(211,946)	15,942	135,879	113,374
Minority Share of Income	**(32,664)**	—	9,000	30,645	24,360
	1,135,257	336,359	9,226	(179,414)	(124,964)
License and Goodwill Amortization, Net of Tax and Minority Interest	—	29,507	26,323	26,788	20,906
As Adjusted	**$ 147,520**	$ 191,903	$ 150,605	$ 138,700	$ 81,164
Diluted Earnings per Share from Continuing Operations	**$ (16.85)**	$ (2.97)	$ 1.88	$ 4.65	$ 2.99
(Gain) Loss on Marketable Securities and Other Investments	**19.35**	5.71	.16	(2.87)	(2.02)
License and Goodwill Amortization	—	.50	.43	.43	.34
As Adjusted	**$ 2.50**	$ 3.24	$ 2.47	$ 2.21	$ 1.31

The above table is intended to show the amount of after-tax and minority interest income excluding the specified components, which are relatively large and which may vary from period to period. The "As Adjusted" amounts are non-GAAP financial measures under rules of the Securities and Exchange Commission. TDS does not intend to imply that any of such components are non-recurring, infrequent or unusual or that they are not reasonably likely to recur. The reason for the table is to identify the net income (loss) from continuing operations excluding such components net of tax and minority share of income. TDS believes that such a breakdown provides useful information to investors regarding TDS's results of operations in that it provides additional details regarding TDS's operating performance in order to permit comparison from periods to periods or with other companies. Although TDS believes that the above amounts provide useful information for understanding and comparing its performance, they should not be construed as alternatives to measures of performance determined under generally accepted accounting principles (GAAP).



Financial Report

CONTENTS

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	**2002**	2001	2000	1999	1998
		(Dollars in thousands, except per share amounts)			
Operating Revenues	**$ 2,985,366**	$2,588,542	$2,326,856	$2,122,346	$1,803,639
Operating Income	**386,355**	436,155	420,066	370,393	270,487
Gain (Loss) on Marketable Securities and Other Investments	**(1,888,391)**	(548,305)	15,716	345,938	262,698
Income (Loss) from Continuing Operations	**(987,737)**	(173,963)	115,056	291,326	185,222
Discontinued Operations, net of tax	**—**	24,092	2,125,787	(111,492)	(106,965)
Net Income (Loss) Available to Common	**$ (984,798)**	$ (198,513)	$2,236,498	$ 178,687	$ 76,606
Basic Weighted Average Shares Outstanding (000's)	**58,644**	58,661	59,922	61,436	60,982
Basic Earnings per Share from Continuing Operations	**$ (16.85)**	$ (2.97)	$ 1.91	$ 4.72	$ 3.01
Basic Earnings per Share from Discontinued Operations	**—**	(.41)	35.47	(1.81)	(1.75)
Basic Earnings per Share from Income (Loss) Available to Common	**(16.79)**	(3.38)	37.32	2.91	1.26
Diluted Earnings per Share from Continuing Operations	**(16.85)**	(2.97)	1.88	4.65	2.99
Diluted Earnings per Share from Discontinued Operations	**—**	(.41)	35.06	(1.78)	(1.73)
Diluted Earnings per Share from Income (Loss) Available to Common	**(16.79)**	(3.38)	36.88	2.87	1.26
Dividends per Common and Series A Common Share	**$ .58**	$ .54	$ .50	$ .46	$ .44
Cash and Cash Equivalents	**$ 1,298,936**	$ 140,744	$ 99,019	$ 111,010	$ 45,139
Property, Plant and Equipment, net	**3,196,243**	2,544,439	2,171,801	2,081,020	2,004,439
Total Assets	**9,602,028**	8,079,574	8,667,390	5,430,257	5,118,620
Notes Payable	**461,792**	265,300	499,000	—	170,889
Long-term Debt (excluding current portion)	**1,641,624**	1,507,764	1,172,987	1,279,877	1,275,086
Prepaid Forward Contracts	**1,656,616**	—	—	—	—
Common Stockholders' Equity	**3,052,623**	3,518,924	3,936,067	2,448,261	2,253,195
Capital Expenditures	**$ 899,050**	$ 700,150	$ 456,019	$ 399,631	$ 463,543
Current Ratio	**1.7**	.8	.5	1.4	.7

Telephone and Data Systems, Inc. ("TDS" or the "Company") is a diversified telecommunications company providing high-quality telecommunications services to approximately 5.1 million wireless telephone and wireline telephone customer units in 35 states at December 31, 2002. TDS conducts substantially all of its wireless telephone operations through its 82.2%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its incumbent local exchange carrier ("ILEC") and competitive local exchange carrier ("CLEC") wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC ("Chicago 20MHz") from PrimeCo Wireless Communications LLC ("PrimeCo"). Chicago 20MHz operates a wireless system in the Chicago Major Trading Area ("MTA"). Chicago 20MHz is the holder of certain FCC licenses, including a 20 megahertz PCS license in the Chicago MTA (excluding Kenosha County, WI) covering 13.2 million population equivalents ("POPs").

The following discussion and analysis should be read in conjunction with TDS's consolidated financial statements and footnotes.

RESULTS OF OPERATIONS

Operating Revenues increased 15% ($396.8 million) during 2002 and 11% ($261.7 million) during 2001 reflecting primarily the 18% and 14% growth in customer units in 2002 and 2001, respectively. In 2002, acquisitions contributed 8% of the customer growth while in 2001 acquisitions contributed 2% of the customer growth. U.S. Cellular revenues increased $289.6 million in 2002 and $178.2 million in 2001 on 19% and 13% increases in customer units, respectively. The acquisition of Chicago 20MHz and two small markets contributed 10% of U.S. Cellular customer growth in 2002. Acquisitions contributed 2% of U.S. Cellular customer growth in 2001. TDS Telecom revenues increased $107.2 million in 2002 and $83.5 million in 2001 as equivalent access lines increased by 15% and 19%, respectively. The increase in equivalent access lines is primarily related to the growth in the competitive local exchange operations and acquisitions. Acquisitions contributed 3% of TDS Telecom's customer growth in 2002 and 6% in 2001.

Operating Expenses rose 21% ($446.6 million) in 2002 and 13% ($245.6 million) in 2001. U.S. Cellular operating expenses increased $325.7 million during 2002 and $153.3 million during 2001 due primarily to the costs associated with providing service to an expanding customer base, additional depreciation expense and acquisitions. TDS Telecom operating expenses increased $120.9 million during 2002 and $92.3 million during 2001 due to the expansion of the competitive local exchange business, acquisitions and growth in ILEC products and services.

TDS adopted Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002, and ceased the amortization of license costs and goodwill on that date. TDS determined that no impairment charge was required upon the completion of the initial impairment review required by SFAS No. 142.

Operating Income decreased 11% ($49.8 million) in 2002 and increased 4% ($16.1 million) in 2001. U.S. Cellular's operating income decreased 11% ($36.0 million) in 2002 and increased 9% ($24.9 million) in 2001. The decline in U.S. Cellular operating income in 2002 reflects the costs associated with the acquisition of Chicago 20MHz and increased marketing and depreciation expenses, offset somewhat by the effect of ceasing amortization of license costs and goodwill and the increase in customers and revenues. TDS Telecom's operating income declined 12% ($13.8 million) in 2002 and 7% ($8.8 million) in 2001. The decrease in TDS Telecom's operating income in 2002 was primarily due to increased ILEC and CLEC bad debts and increased operating losses from expanding the CLEC business.

The table below represents the amounts that would have been reported as operating income in 2001 and 2000 if the non-amortization provisions of SFAS No. 142 had been in effect in such years and is presented in accordance with SFAS No. 142 in order to permit comparison with operating income in 2002.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Operating Income			
U.S. Cellular	$ 281,166	$ 317,212	$ 292,313
Amortization Expense	—	36,490	33,840
As Adjusted	281,166	353,702	326,153
TDS Telecom			
ILEC-	167,914	161,916	142,708
Amortization Expense	—	6,577	6,155
As Adjusted	167,914	168,493	148,863
CLEC-	(62,725)	(42,973)	(14,955)
Amortization Expense	—	225	225
As Adjusted	(62,725)	(42,748)	(14,730)
Operating Income	386,355	436,155	420,066
Amortization Expense	—	43,292	40,220
As Adjusted	$ 386,355	$ 479,447	$ 460,286

Investment and Other Income (Expense) primarily includes gains and (losses) on marketable securities and other investments, dividend and interest income, investment income and loss on debt extinguishment.

Dividend and interest income increased by $43.1 million in 2002 compared to 2001 due primarily to a $45.3 million Deutsche Telekom common share dividend. TDS became a Deutsche Telekom shareholder of record in June 2001 subsequent to the declaration of the 2001 annual dividend. Deutsche Telekom has indicated that it may not pay a dividend in 2003. Interest income has varied from period to period reflecting changes in amounts earning interest and changes in interest rates. Proceeds from the monetization activities will be temporarily invested in short-term interest bearing accounts. This increase in invested funds should increase interest income in 2003. See Financial Resources – Cash Flows from Continuing Financing Activities for a discussion of proceeds from the monetization activities.

Investment income, TDS's share of income in unconsolidated entities in which it has a minority interest, totaled $43.7 million in 2002, $50.6 million in 2001 and $38.7 million in 2000. TDS follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where TDS's ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships. A one-time gain was reported by an equity method investment increasing equity income by $5.1 million in 2001. Investment income in 2000 was reduced by $8.0 million of equity losses from a paging investment as a result of the paging company filing for bankruptcy.

Amortization of goodwill related to minority investments totaled $1.3 million in 2001 and $10.3 million in 2000. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company ceased amortization of equity method goodwill. Amortization of goodwill in 2000 included $7.7 million of amortization relating to a paging investment. The Company wrote-off the paging investment in 2000.

Gain (loss) on marketable securities and other investments totaled $(1,888.4) million in 2002, $(548.3) million in 2001 and $15.7 million in 2000.

In 2002, management determined that the decline in value of marketable securities relative to their accounting cost basis was other than temporary and charged a $1,757.5 million loss to the statement of operations. Generally accepted accounting principles ("GAAP") require management to determine whether a decline in fair value below the accounting cost basis is other than temporary. If management determines that the decline in value of the marketable equity securities is other than temporary, the unrealized loss included in other comprehensive income would be recognized and recorded as a loss in the statement of operations. See Application of Critical Accounting Policies - Marketable Equity Securities.

TDS had notes receivable from Airadigm Communications, Inc. ("Airadigm") and Kington Management Corporation ("Kington") aggregating $100.6 million relating to the funding of Airadigm's operations and the purchase by Kington of certain of U.S. Cellular's minority interests in 2000. The values of the notes are directly related to the values of certain assets and contractual rights of Airadigm and the value of the minority cellular market interests. As a result of changes in business strategies and other events, a review of the Airadigm business plan and a review of the fair market value analysis of the cellular markets, including third party fair value analysis, management concluded that the notes receivable were impaired. Accordingly, TDS recorded a loss of $94.0 million in 2002 to establish a valuation allowance for the Airadigm notes receivable, write down the Kington notes receivable and write-off certain capitalized costs.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million to the write down of a wireless investment to fair value and $4.2 million to the reduction in value of a land purchase option.

In 2001, TDS realized a loss of $644.9 million as a result of the merger between VoiceStream Wireless Corporation ("VoiceStream") and Deutsche Telekom and a gain of $96.1 million as a result of the merger between Illuminet Holdings, Inc. and VeriSign Inc. The Company recognizes gains and losses on the difference between the accounting basis of the shares given up and the fair value of the shares and cash, if any, received in merger transactions.

TDS received a final bankruptcy settlement totaling $0.5 million in 2001 after recording an $80.4 million write-off of its investment in a paging company that filed for Chapter 7 bankruptcy protection in 2000. The sale of non-strategic cellular interests and the settlement of a legal matter resulted in a gain of $96.1 million in 2000.

Loss on extinguishment of debt totaled $7.0 million in 2001 and $36.9 million in 2000. TDS adopted SFAS No. 145 in the second quarter of 2002 and no longer reports gains and losses from the extinguishment of debt as an extraordinary item. Certain Liquid Yield Option Notes ("LYONs") were converted for cash resulting in the losses in 2001 and 2000.

Interest Expense increased 27% ($28.5 million) in 2002 and 3% ($3.2 million) in 2001.

The increase in interest expense in 2002 was primarily due to the issuance of $500 million of 7.6% Series A Notes in December 2001 ($34.8 million), to amounts related to variable prepaid forward contracts ("forward contracts") ($7.8 million), and to the issuance of 30-year, 9% Series A Notes ($4.6 million) and 30-year 8.75% Senior Notes ($1.8 million) by U.S. Cellular. The increase in 2002 was offset somewhat by a decrease in average short-term debt balances and related interest expense ($12.1 million), a $116.5 million reduction in medium-term notes ($7.5 million), and a reduction in LYONs interest expense ($0.9 million). See Note 14 - Long-term Debt and Note 15 – Financial Instruments and Derivatives, for an explanation of the forward contracts.

The increase in interest expense in 2001 was related primarily to an increase in short-term debt prior to the sale of $500 million of 7.6% Series A Notes in December 2001. Interest expense declined by $6.2 million due to the reduction in LYONs debt.

Income Tax Expense (Benefit) was $(577.0) million in 2002, $(44.9) million in 2001 and $149.5 million in 2000. The tax benefit related to the loss on marketable securities and other investments was $720.5 million in 2002 and $211.9 million in 2001. The effective tax (benefit) rate was (37.1)% in 2002, (25.1)% in 2001, and 48.3% in 2000. The effective income tax rate excluding such gains and losses was 43.1%, 45.2% and 45.4% for the years ended December 31, 2002, 2001 and 2000, respectively. See Note 2 – Income Taxes in the Notes to Consolidated Financial Statements for further discussion of the effective tax rate.

Minority Share of Income includes the minority public shareholders' share of U.S. Cellular's net income, the minority shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income or loss and other TDS minority interests. U.S. Cellular's minority public shareholders' share of U.S. Cellular's net income was reduced by $32.7 million in 2002 due to U.S. Cellular's $183.3 million, net of tax, loss on marketable equity securities and other investments in 2002. U.S. Cellular's minority public shareholders' share of U.S. Cellular's net income increased by $9.0 million in 2000 as a result of gains recorded in 2000 by U.S. Cellular.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Minority Share of Income			
U.S. Cellular			
Minority Public Shareholders'	**$ 3,277**	$ (31,163)	$ (35,530)
Subsidiaries' Minority Interests	**(12,281)**	(8,591)	(7,062)
	(9,004)	(39,754)	(42,592)
Other Subsidiaries	**(64)**	(161)	(2,434)
	$ (9,068)	$ (39,915)	$ (45,026)

Discontinued Operations. The merger of Aerial Communications, Inc. with VoiceStream was completed on May 4, 2000. TDS recognized a gain of $2,125.8 million, net of tax, or $35.06 per diluted share on this transaction. The gain was reduced by $24.1 million, net of tax, or $.41 per diluted share, in 2001 to reflect adjustments to estimates used during the closing in the calculation of income and other tax liabilities.

Cumulative Effect of Accounting Change. Effective January 1, 2002, U.S. Cellular changed its method of accounting for commissions expenses related to customer activations and began deferring expense recognition of a portion of commissions expenses in the amount of activation fees revenue deferred. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $3.4 million, net of tax and minority interest, or $.06 per diluted share.

Effective January 1, 2000, U.S. Cellular changed its method of accounting for certain activation and reconnection fees charged to its customers when initiating service through its retail and direct channels or when resuming service after suspension. The cumulative effect of this accounting change on periods prior to 2000 was recorded in 2000 reducing net income by $3.8 million, net of tax and minority interest, or $.06 per diluted share.

Net Income (Loss) Available to Common Earnings per Share were significantly affected by gains and losses from marketable securities and other investments and ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of SFAS No. 142.

WIRELESS TELEPHONE OPERATIONS

TDS provides wireless telephone service through United States Cellular Corporation ("U.S. Cellular"), an 82.2%-owned subsidiary. U.S. Cellular owns, manages and invests in wireless markets throughout the United States. Growth in the customer base is the primary reason for the change in U.S. Cellular's results of operations in 2002 and 2001. The number of customer units increased 19% to 4,103,000 at December 31, 2002 and increased 13% to 3,461,000 at December 31, 2001. In 2002, U.S. Cellular added 310,000 net new customer units from its marketing efforts and 332,000 customer units from acquisitions. U.S. Cellular added 354,000 net new customer units from its marketing efforts and 46,000 customer units from acquisitions in 2001.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Operating Revenues			
Retail service	**$1,682,020**	$1,408,253	$1,227,590
Inbound roaming	**255,443**	272,361	292,437
Long-distance and other	**161,430**	145,771	133,895
Service Revenues	**2,098,893**	1,826,385	1,653,922
Equipment sales	**85,585**	68,445	62,718
	2,184,478	1,894,830	1,716,640
Operating Expenses			
System operations	**492,750**	421,114	350,507
Marketing and selling	**368,888**	297,239	303,721
Cost of equipment sold	**185,283**	124,028	139,654
General and administrative	**505,237**	434,579	364,747
Depreciation and amortization	**351,154**	300,658	265,698
	1,903,312	1,577,618	1,424,327
Operating Income	**281,166**	317,212	292,313
Add amortization of goodwill and license costs	**—**	36,490	33,840
Operating Income, as adjusted	**$ 281,166**	$ 353,702	$ 326,153
Consolidated Markets:			
Markets	**149**	142	139
Market penetration	**11.22%**	13.48%	12.29%
Cell sites in service	**3,914**	2,925	2,501
Average monthly service revenue per customer unit	**$ 47.25**	$ 46.28	$ 49.21
Total churn rate per month	**2.1%**	1.9%	2.0%
Post-pay churn rate per month	**1.8%**	1.7%	1.8%
Cost per gross customer addition	**$ 365**	$ 322	$ 330
Employees	**6,100**	5,150	5,250

The operating income as adjusted amounts for 2001 and 2000 in the table above represent the amounts that would have been reported as operating income in those years if the non-amortization provisions of SFAS No. 142 had been in effect in such years, and is presented in accordance with SFAS No. 142 in order to permit comparison with operating income in 2002.

Operating Revenues increased 15% ($289.6 million) in 2002 and 10% ($178.2 million) in 2001. The revenue increases were driven by the 19% and 13% growth in customer units in 2002 and 2001, respectively. The Chicago 20MHz acquisition in 2002 increased operating revenues by $76.1 million and total service revenues by $68.5 million since the date of the acquisition in August 2002. Average monthly service revenue per customer was $47.25 in 2002, $46.28 in 2001 and $49.21 in 2000.

Retail service revenues (charges to U.S. Cellular's customers for local system usage and usage of systems other than their local systems) increased 19% ($273.8 million) in 2002 and 15% ($180.7 million) in 2001 due primarily to the growth in customers and the acquisition of Chicago 20MHz. Average monthly retail service revenue per customer was $37.86 in 2002, $35.68 in 2001 and $36.52 in 2000. Local minutes of use averaged 304 per month in 2002, 216 per month in 2001 and 157 per month in 2000, while average retail service revenue per minute continued to decline. Competitive pressures and U.S. Cellular's use of incentive programs and rate plans to stimulate overall usage resulted in the lower average monthly retail service revenue per minute of use.

Inbound roaming revenues (charges to other wireless service providers whose customers use U.S. Cellular's systems when roaming) decreased 6% ($16.9 million) in 2002 and 7% ($20.1 million) in 2001. Lower negotiated roaming rates have offset increased minutes of use, resulting in decreased roaming revenues in both years.

Management anticipates that the future rate of growth in inbound roaming minutes of use will be reduced due to newer customers roaming less than existing customers, reflecting further penetration of the consumer market. In addition, as other wireless operators expand service in U.S. Cellular markets, roaming partners may switch their business to these operators. Average inbound roaming revenue per minute of use is expected to continue to decline in the future, reflecting the general downward trend in negotiated rates.

Long-distance and other revenues increased 11% ($15.6 million) in 2002 and 9% ($11.9 million) in 2001. The volume of long-distance calls billed by U.S. Cellular increased in both years primarily from inbound roamers using U.S. Cellular's systems to make calls. The increase in volume was partially offset in both years by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular's increasing use of pricing plans that include long-distance calling at no additional charge. Average monthly long-distance and other revenue per customer was $3.63 in 2002, $3.70 in 2001 and $3.99 in 2000.

Equipment sales revenues increased 25% ($17.1 million) in 2002 and 9% ($5.7 million) in 2001. In order to provide better control over handset quality, U.S. Cellular began selling handsets to agents beginning in the second quarter of 2002 at a price approximately equal to cost. Equipment sales revenue is recognized upon delivery of the related products to the agents, net of any anticipated agent rebates. In most cases, the agents receive a rebate from U.S. Cellular at the time the agents sign up a new customer or retain a current customer. Handset sales to agents, net of all rebates, increased equipment sales revenues by $20.8 million in 2002.

Operating Expenses increased 21% ($325.7 million) in 2002 and 11% ($153.3 million) in 2001. Chicago 20MHz increased operating expenses by $142.2 million since the acquisition in August 2002. Operating expenses as a percent of service revenue were 90.7% in 2002, 86.4% in 2001 and 86.1% in 2000. The increase in operating expenses as a percentage of service revenues relates primarily to additional expenses related to the operations of Chicago 20MHz.

Costs of providing service (system operations expenses) increased 17% ($71.6 million) in 2002 and 20% ($70.6 million) in 2001. Systems operations expenses as a percent of service revenues were 23.5% in 2002, 23.1% in 2001 and 21.2% in 2000. Systems operations expenses include customer usage expenses (charges from other service providers for wireline connection, toll and roaming costs incurred by customers' use of systems other than their local systems), and maintenance, utility and cell site expenses. In 2002, system operations expense increased primarily due to a $33.9 million increase in the cost of minutes used on the systems, a $28.1 million increase in the cost of maintaining the network and a $9.6 million increase in the costs associated with customer roaming on other companies' systems. Included in the 2002 increases above are $15.7 million of expenses related to Chicago 20MHz. The increase in systems operations expense in 2001 was primarily due to a $38.8 million increase in the costs associated with customers roaming on other companies' systems, a $19.6 million increase in the cost of maintaining the network and a $12.2 million increase related to the increased volume of minutes used on the systems.

Costs to expand the customer base consist of marketing and selling expenses and the cost of equipment sold. These expenses less equipment sales revenue represent the cost to add a new customer. Rebates paid to agents on equipment sales revenue related to the retention of current customers, $14.6 million in 2002, are subtracted from the total costs to add a new customer for the purposes of calculating cost per gross customer activation. The cost to add a new customer was $365 in 2002, $322 in 2001 and $330 in 2000. Gross customer activations (excluding acquired customers) increased 14% in 2002 and declined 5% in 2001.

Marketing and selling expenses (sales salaries, commissions, advertising and marketing, merchandise management expenses) increased 24% ($71.6 million) in 2002 and decreased 2% ($6.5 million) in 2001. The increase in 2002 was primarily due to enhancements made to merchandise management and telesales processes and the development of data services strategies ($25.7 million) and advertising costs primarily related to the Chicago brand launch ($25.7 million). In total, Chicago 20MHz expenses totaled $42.3 million, some of which are included in the advertising costs noted above.

In 2002, U.S. Cellular changed its accounting for commissions expenses, reflecting a change in its method of applying Staff Accounting

Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of its commissions expenses, in the amount of activation fees revenue deferred. U.S. Cellular recognizes the related commissions expense over the average customer life, which is estimated to be a 48-month period. This change resulted in a reduction in marketing and selling expenses of $2.8 million in 2002, and a cumulative effect on prior periods as of January 1, 2002, of $3.4 million, net of tax and minority interest.

The decrease in marketing and selling costs in 2001 was primarily due to a 5% decrease in gross customer activations. Also, during the second half of 2001, U.S. Cellular changed certain agent compensation plans to reduce the base commission payment and include future residual payments to agents. Such residual payments recognize the agent's role in providing ongoing customer support, promote agent loyalty and encourage agent sales to customers who are more likely to have greater usage and remain customers for a longer period of time. As a greater percentage of U.S. Cellular's customer base becomes activated by agents receiving residual payments, it is possible that aggregate residual payments to agents may grow by a larger percentage than the growth in gross customer activations.

Cost of equipment sold increased 49% ($61.3 million) in 2002 and decreased 11% ($15.6 million) in 2001. The increase in 2002 is primarily due to the sale of handsets to agents ($55.8 million) and the acquisition of Chicago 20MHz ($19.6 million). Excluding these factors, cost of equipment sold would have decreased $14.1 million due to the reduction in per unit cost of handsets sold, offset by a 14% increase in gross customer activations. The decline in 2001 is primarily due to the 5% decrease in gross customer activations.

General and administrative expenses (costs of customer service, local and regional business offices and corporate expenses) increased 16% ($70.7 million) in 2002 and 19% ($69.9 million) in 2001. General and administrative expenses as a percent of service revenues were 24.1% in 2002, 23.8% in 2001 and 22.1% in 2000. The increase in general and administrative expenses in 2002 is primarily due to the increase in bad debt expense of $35.0 million and an increase in customer service related expenses as a result of the 19% increase in the customer base. Chicago 20MHz expenses, some of which are included in the explanation above, totaled $40.4 million in 2002. In 2001, the increase in general and administrative expenses was primarily due to a $27.8 million increase in administrative employee-related expenses and a $9.8 million increase in customer retention costs.

Depreciation and amortization expense as a percent of service revenues was 16.7% in 2002, 16.5% in 2001 and 16.1% in 2000. Depreciation expense increased 31% ($74.6 million) in 2002 and 15% ($31.4 million) in 2001, reflecting increases in average fixed asset balances of 31% and 20%, respectively. Increased fixed asset balances in both years resulted from additions of new cell sites built to improve coverage and capacity, additions of digital radio channels to accommodate increased usage, upgrades to provide digital service and commencement of the migration to a single digital platform. Depreciation expense increased by $16.9 million due to the acquisition of Chicago 20MHz in August 2002. In addition, depreciation increased by $15.0 million in 2002 to reflect the write-off of certain analog radio equipment based on fixed asset inventory reviews.

Amortization expense decreased 38% ($24.2 million) in 2002 and increased 6% ($3.5 million) in 2001. The decrease in amortization expense in 2002 is a result of the implementation of SFAS No. 142. U.S. Cellular determined that licenses have indefinite lives and no longer amortizes the intangible asset. No impairment charge was required upon the completion of the initial impairment review. Amortization of license costs and goodwill totaled $36.5 million in 2001 and $33.8 million in 2000.

Operating Income decreased 11% ($36.0 million) to $281.2 million in 2002 from $317.2 million in 2001 and increased 9% ($24.9 million) in 2001 from $292.3 million in 2000. The decline in operating income in 2002 was primarily due to the acquisition and subsequent brand launch of Chicago 20MHz, increased costs to provide service driven by increases in cell sites and minutes of use and increased depreciation expense. The increased expenses were offset somewhat by increases in revenues and reductions in license cost and goodwill amortization. The improvement in operating income in 2001 was primarily driven by the substantial growth in customer units and revenue. Operating margin, as a percent of service revenue, was 13.4% in 2002, 17.4% in 2001 and 17.7% in 2000.

Management expects service revenues to continue to grow during 2003; however, management anticipates that average monthly service revenue per customer will decrease as retail service revenue per minute of use and inbound roaming revenue per minute of use decline.

Related to U.S. Cellular's acquisition and subsequent transition of the Chicago 20MHz operations, U.S. Cellular plans to incur additional expenses in 2003 as it competes in the Chicago market. Additionally, U.S. Cellular plans to build out its network into other as yet unserved portions of its PCS licensed areas and will begin marketing operations in those areas during 2003 and 2004. All expense categories will be affected by these startup and transition activities, and there is no assurance that the expenses incurred will result in any increase in revenues over the startup and transition periods. As a result, U.S. Cellular's operating income and operating margins may decrease during 2003 and 2004.

Management believes U.S. Cellular's operating results reflect seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth. This seasonality may cause operating income to vary from quarter to quarter. Management anticipates that the impact of such seasonality will decrease in the future, particularly as it relates to operating expenses, as the proportion of full year customer activations derived from fourth quarter holiday sales is expected to decline.

Competitors licensed to provide wireless services have initiated service in many of U.S. Cellular's markets over the past several years. U.S. Cellular expects other wireless operators to continue deployment of their networks throughout all its service areas during 2003. U.S. Cellular's management continues to monitor other wireless communications providers' strategies to determine how this additional competition is affecting U.S. Cellular's results. The effects of additional wireless competition have significantly slowed customer growth in certain of U.S. Cellular's markets. Coupled with the downturn in the nation's economy, the effect of increased competition has caused U.S. Cellular customer growth in these markets to be slower than expected over the past 18 months although U.S. Cellular's overall customer growth improved in the second half of 2002 due primarily to the acquisition and promotions associated with the brand launch of the Chicago market. Management anticipates that customer growth may be slower in the future, primarily as a result of the increase in competition in its markets and the maturation of the wireless industry. There can be no assurance that the marketing efforts in the transition and startup markets will result in additional customer or revenue growth in the future.

Acquisition of Chicago 20MHz

On August 7, 2002, U.S. Cellular completed the acquisition of Chicago 20MHz, representing 13.2 million population equivalents (POPs), for approximately $618 million. U.S. Cellular financed the purchase using its revolving lines of credit, $175 million in 9% Series A Notes due 2032 and proceeds from a $105 million loan from TDS.

The Chicago MTA is the fourth largest MTA in the United States. The markets that comprise the Chicago MTA are adjacent to U.S. Cellular's Iowa, Illinois, Wisconsin and Indiana markets, which is its largest contiguous service area. Of the total Chicago MTA population of 13.2 million, approximately 81% was not previously covered by U.S. Cellular's licenses. There is a strong community of interest between U.S. Cellular's other Midwest markets and the Chicago 20MHz markets. The Chicago MTA was the single largest roaming destination of U.S. Cellular's customers prior to the acquisition.

Chicago 20MHz owns licenses covering 18 Basic Trading Areas ("BTAs") that comprise the Chicago MTA. The Chicago MTA includes, among others, the Chicago, Bloomington-Normal, Champaign-Urbana, Decatur-Effingham, Peoria, Rockford and Springfield BTAs in Illinois, the South Bend and Fort Wayne BTAs in Indiana and the Benton Harbor BTA in Michigan.

U.S. Cellular launched its "U.S. Cellular" brand in the Chicago 20MHz licensed area in the fourth quarter of 2002. In conjunction with this brand launch, U.S. Cellular has incurred additional costs for advertising and customer care in 2002 and plans to incur similar costs in 2003. Additionally, U.S. Cellular plans to invest approximately $90 million in capital expenditures during the first year following the Chicago 20MHz acquisition, $65 million of which had been spent in 2002. These capital investments will improve coverage in the Chicago 20MHz network, including an upgrade of the current CDMA system to 1XRTT, and will enhance U.S. Cellular's marketing distribution in the Chicago market.

U.S. Cellular competes in the Chicago MTA directly against larger and more established wireless service providers, as it does in many of its other markets. The other wireless carriers competing in all or part of the Chicago MTA include Cingular, Verizon Wireless, AT&T Wireless, Sprint PCS, Nextel and T-Mobile. These competitors provide wireless services on a substantially national basis. As a result, they have customer bases and financial resources substantially greater than U.S. Cellular, which is a regional competitor.

WIRELINE TELEPHONE OPERATIONS

TDS operates its wireline telephone operations through TDS Telecommunications Corporation ("TDS Telecom"), a wholly-owned subsidiary. TDS Telecom served 1,002,600 equivalent access lines at the end of 2002, an increase of 132,200 lines over 2001. At the end of 2001, TDS Telecom served 870,400 equivalent access lines, an increase of 138,700 equivalent access lines over 2000. TDS Telecom provides service through local telephone operations, or incumbent local exchange companies ("ILEC") and through competitive local exchange companies ("CLEC").

TDS Telecom's local telephone companies served 711,200 equivalent access lines at the end of 2002 compared to 678,300 at the end of 2001 and 619,600 at the end of 2000. Local telephone operations have grown through acquisitions and internal growth. Acquisitions added 27,000 lines in 2002 and 44,900 lines in 2001, and internal growth added 5,900 lines in 2002 and 13,800 lines in 2001.

Total long distance access minutes of use declined 2.3% in 2002 and remained flat in 2001 from 2000. Slower growth in internal equivalent access lines and the decrease in long distance access minutes of use are due primarily to a weaker economy, the use of high capacity lines, DSL implementation and wireless, email and broadband substitution.

TDS Telecom's competitive local exchange companies served 291,400 equivalent access lines at the end of 2002 compared to 192,100 lines at the end of 2001 and 112,100 at the end of 2000. Internal growth in access lines has increased as CLEC operations have increased their presence in current markets and expanded into new markets.

Access line equivalents are derived by converting each high capacity data line to the estimated equivalent number, in terms of capacity, of switched access lines. The historical statistics for the ILECs, which had been based on access lines, have been adjusted to an equivalent number of access lines. The change to equivalent access line reporting was made to account for an increasing use of data lines. The statistics for CLECs have been and continue to be reported using access line equivalents.

Operating Revenues increased 15% ($107.2 million) to $800.9 million in 2002 and 14% ($83.5 million) to $693.7 million in 2001. The increase was due to the growth in local telephone operations, including growth from acquisitions and services such as long-distance resale, and the expansion of competitive local exchange activities.

Operating Expenses totaled $695.7 million in 2002, up 21% ($120.9 million) from 2001 and totaled $574.8 million in 2001, up 19% ($92.3 million) from 2000. The increase in operating expenses related primarily to the growth in expenses from the provision of long-distance and DSL service, ILEC acquisitions and continued expenses from expansion of competitive local exchange activities.

Operating Income *decreased 12% ($13.8 million) in 2002 and 7%* ($8.8 million) in 2001. TDS Telecom's overall operating margin was 13.1% in 2002, 17.1% in 2001 and 20.9% in 2000. Operating income in 2002 does not include amortization of goodwill. Amortization expense totaled $6.8 million in 2001 and $6.4 million in 2000.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Incumbent Local Exchange Operations			
Operating Revenues			
Local Service	$192,511	$179,529	$168,775
Network access and long-distance	346,597	319,410	285,738
Miscellaneous	87,679	77,878	74,468
	626,787	576,817	528,981
Operating Expenses			
Operating expenses	328,641	283,114	261,884
Depreciation and amortization	130,232	131,787	124,389
	458,873	414,901	386,273
Local Telephone Operating Income	$167,914	$161,916	$142,708
Competitive Local Exchange Operations			
Operating Revenues	$176,602	$118,812	$ 84,720
Operating Expenses			
Operating expenses	210,268	144,211	90,619
Depreciation and amortization	29,059	17,574	9,056
	239,327	161,785	99,675
Competitive Local Exchange Operating (Loss)	(62,725)	(42,973)	(14,955)
Intercompany revenue elimination	(2,501)	(1,917)	(3,485)
Intercompany expense elimination	(2,501)	(1,917)	(3,485)
Operating Income	105,189	118,943	127,753
Add amortization of goodwill	—	6,802	6,380
Operating Income, as adjusted	$105,189	$125,745	$134,133
Equivalent Access lines (ILEC)	711,200	678,300	619,600
Growth in ILEC equivalent access lines:			
Acquisitions	27,000	44,900	10,300
Internal growth	5,900	13,800	26,000
Average monthly revenue per equivalent ILEC access line	$ 74.71	$ 74.96	$ 72.99
Equivalent Access lines (CLEC)	291,400	192,100	112,100
Average monthly revenue per CLEC equivalent access line	$ 60.13	$ 67.89	$ 80.37
Employees	3,570	3,410	2,820

The operating income as adjusted amounts for 2001 and 2000 in the table above represent the amounts that would have been reported as operating income in those years if the non-amortization provisions of SFAS No. 142 had been in effect in such years and is presented in accordance with SFAS No. 142 in order to permit comparison with operating income in 2002.

Local Telephone Operations

Operating revenues increased 9% ($50.0 million) to $626.8 million in 2002 and 9% ($47.8 million) to $576.8 million in 2001. Average monthly revenue per local telephone equivalent access line was $74.71 in 2002, $74.96 in 2001 and $72.99 in 2000. Local telephone operating revenues are anticipated to grow slightly in 2003.

Local service revenues (provision of local telephone exchange service within the franchise serving area of TDS Telecom's local telephone companies) increased 7% ($13.0 million) in 2002 and 6% ($10.8 million) in 2001. Average monthly local service revenue per equivalent access line was $22.95 in 2002, $23.33 in 2001 and $23.29 in 2000. Acquisitions increased revenues by $10.6 million and $4.8 million in 2002 and 2001, respectively. The sale of custom calling and advanced features increased revenues by $2.1 million in 2002 and $2.6 million in 2001. Access line growth, excluding acquisitions, resulted in increases in revenues of $1.4 million and $3.5 million, respectively.

Network access and long-distance revenues (compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks) increased 9% ($27.2 million) in 2002 and 12% ($33.7 million) in 2001. Average monthly network access and long-distance revenue per equivalent access line was $41.31 in 2002, $41.51 in 2001 and $39.43 in 2000. Acquisitions increased revenues by $17.2 million in 2002 and $6.5 million in 2001. Revenues increased by $11.4 million in 2002 and $16.3 million in 2001 as TDS Telecom began selling long-distance service to its customers in the third quarter of 2000. Revenue generated from increased network usage increased $1.6 million in 2002 and $7.1 million in 2001. Compensation from state and national revenue pools for recovery of the expense of providing network access decreased $3.5 million in 2002 and increased $4.3 million in 2001.

Miscellaneous revenues (charges for (i) leasing, selling, installing and maintaining customer premise equipment, (ii) providing billing and collection services, (iii) providing Internet services and (iv) selling of digital broadcast satellite receivers) increased 13% ($9.8 million) in 2002 and 5% ($3.4 million) in 2001. Acquisitions increased revenues by $9.6 million while revenue from data transmission services increased $7.8 million in 2002. Billing and collection revenues declined by $6.3 million in 2002.

Operating expenses increased 11% ($44.0 million) in 2002 and 7% ($28.6 million) in 2001. Local telephone expenses as a percent of local telephone revenues were 73.2% in 2002, 71.9% in 2001 and 73.0% in 2000.

The increases in local telephone expenses related primarily to acquisitions, the cost of providing Internet service, the sale of long-distance service and wage and benefit increases. TDS Telecom has emphasized cost containment measures to offset rising costs. Acquisitions increased cash expenses by $22.9 million in 2002 and $10.0 million in 2001. The cost of providing DSL and Internet service increased by $8.4 million in 2002 and $2.6 million in 2001. Bad debt expense, net of National Exchange Carrier Association ("NECA") pool recoveries, increased by $7.8 million in 2002 primarily related to the bankruptcy filings of WorldCom and Global Crossing. The sale of long-distance service by TDS Telecom increased expenses by $7.6 million in 2002 and $10.7 million in 2001. Depreciation and amortization expenses decreased 1% ($1.6 million) in 2002 and increased 6% ($7.4 million) in 2001. The increased investment in plant and equipment was offset by the reduction in goodwill amortization in 2002. In accordance with SFAS No. 142, effective January 1, 2002, TDS Telecom no longer amortizes telephone franchise costs (goodwill). No impairment charge was required upon the completion of the initial impairment review in 2002. Amortization expense of goodwill amounted to $6.6 million in 2001 and $6.2 million in 2000.

Operating income increased 4% ($6.0 million) to $167.9 million in 2002 and 14% ($19.2 million) to $161.9 million in 2001 from $142.7 million in 2000. The local telephone operating margin was 26.8% in 2002, 28.1% in 2001 and 27.0% in 2000. The decrease in operating margin in 2002 was primarily due to the additional bad debt expenses incurred related to the bankruptcy filings of WorldCom and Global Crossing. The increase in operating margin in 2001 was caused by the growth in revenue along with the emphasis on controlling costs. Local telephone operating expenses are expected to increase due to inflation while additional revenues and expenses are expected from new or expanded product offerings.

TDS Telecom's local telephone operations are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." TDS Telecom periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. TDS Telecom believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles, and therefore, any adjustments to telecommunications plant would be immaterial, as would be any write-off of regulatory assets and liabilities.

Competitive Local Exchange Operations

TDS Telecom's CLEC strategy maintains a geographic focus and is designed to leverage TDS Telecom's existing management and infrastructure to complement TDS Telecom's ILEC clustering strategy. TDS Telecom has followed a strategy of controlled entry into certain targeted mid-size communities, regionally proximate to existing TDS Telecom facilities and service areas, with facilities-based entry as a CLEC. TDS Telecom intends to be the leading alternative provider for customers' wired telecommunications needs in its CLEC markets.

TDS Telecom's first CLEC, TDS Metrocom, became operational providing service in Madison, WI in January 1998. TDS Metrocom is a facilities-based, full-service alternative to the incumbent local exchange carrier, providing both voice and data services to commercial and consumer accounts, as well as wholesale services to inter-exchange carriers and other carriers. TDS Telecom also began offering local service through USLink on a resale basis in 1998 in Minnesota. TDS Metrocom operates as a CLEC in the greater Fox Valley area, suburban Milwaukee, Racine, Kenosha, Janesville and Beloit, WI markets. In early 2001, TDS Metrocom began facility-based services in Rockford and the Lake County northern suburbs of Chicago, IL. In mid-2001, TDS Metrocom extended its facility-based services to the greater Grand Rapids area, Kalamazoo, Battle Creek, Holland, Grand Haven, Lansing, Jackson, Ann Arbor and the western suburbs of Detroit, MI markets. Equivalent access lines increased by 52% in 2002 (99,300) and 71% (80,000) in 2001.

Operating revenues (revenue from the provision of local and long-distance telephone service and revenue from a long-distance provider) increased 49% ($57.8 million) to $176.6 million in 2002 and 40% ($34.1 million) to $118.8 million in 2001. The increases were primarily due to the increases in equivalent access lines in both years. Average monthly revenue per equivalent access line was $60.13 in 2002, $67.89 in 2001 and $80.37 in 2000.

Operating expenses increased 48% ($77.5 million) in 2002 and 62% ($62.1 million) in 2001 due primarily to the costs incurred to grow the customer base and expand the service territories in Wisconsin, Illinois and Michigan. Operating expenses include a $2.4 million charge relating to the WorldCom and Global Crossing bankruptcies and an increase in retail bad debt expense of $8.6 million in 2002.

Operating loss totaled $62.7 million in 2002, $43.0 million in 2001 and $15.0 million in 2000. The competitive local exchange operating losses reflect the expenses associated with the growth and expansion in the business. Operating losses from competitive local exchange operations are anticipated to decrease in 2003 due to increased revenues from customers and a reduction in market expansion costs.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

U.S. Cellular has reviewed its contractual obligations under SFAS No. 143 and has determined that, based upon its historical experience with asset retirements, the impact of adopting this standard will not have a material effect on its financial position and results of operations.

TDS's ILEC companies follow the provisions of SFAS No. 71, and therefore conform to the accounting principles as prescribed by the respective state public utilities commissions and other federal agencies, and where applicable, accounting principles generally accepted in the United States of America. On December 20, 2002, the Federal Communications Commission ("FCC") notified carriers by Order that it will not adopt SFAS No. 143 since the FCC concluded that SFAS No. 143 conflicted with the FCC's current accounting rules that require incumbent local telephone companies to accrue for asset retirement obligations through prescribed depreciation rates. Pursuant to the FCC order and the provisions of SFAS No. 71, the Company has determined that the adoption of SFAS No. 143 will not have a material impact on the financial position or results of operations of the Company's regulated telephone companies.

TDS Telecom's unregulated telephone enterprises will adopt SFAS No. 143 effective January 1, 2003, and the Company has determined that this standard will not have a material effect on the Company's financial position or results of operations.

FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued in November 2002. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for periods ending after December 15, 2002. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure provisions in 2002 and will adopt the recognition and measurement provisions for guarantees issued or modified after December 31, 2002.

FINANCIAL RESOURCES

The following table shows certain information relating to TDS's financial resources and requirements.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Cash flows from (used in)			
Operating activities	$ 793,637	$ 545,805	$ 755,422
Investing activities	(1,366,584)	(519,858)	(605,659)
Financing activities	1,731,139	15,778	(155,191)
Discontinued operations	—	—	(6,563)
Net increase (decrease) in cash and cash equivalents	$1,158,192	$ 41,725	$ (11,991)

Cash Flows From Continuing Operating Activities represents a significant source of funds to the Company. Income from continuing operations excluding adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities, excluding proceeds from litigation settlement and changes in assets and liabilities from operations ("noncash items") totaled $815.5 million in 2002, $583.7 million in 2001 and $592.5 million in 2000. Proceeds from the settlement of litigation added $42.5 million in 2000. Changes in assets and liabilities from operations required $21.9 million in 2002, required $37.9 million in 2001 and provided $120.5 million in 2000, reflecting timing differences in the collection of accounts receivable, payment of accounts payable and accrued taxes. The following table is a summary of the components of cash flows from continuing operating activities.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Income (loss) from continuing operations	$ (987,737)	$ (173,963)	$ 115,056
Noncash items included in income from continuing operations	1,803,279	757,688	477,420
Income from continuing operations excluding noncash items	815,542	583,725	592,476
Proceeds from litigation settlement	—	—	42,457
Changes in assets and liabilities from operations	(21,905)	(37,920)	120,489
	$ 793,637	$ 545,805	$ 755,422

Cash Flows From Continuing Investing Activities primarily represents uses of funds to acquire, construct and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue enhancing and cost reducing upgrades of TDS's networks. Cash flows used for investing activities primarily represent cash required for capital expenditures, and the acquisition of wireless and telephone properties and wireless spectrum. Proceeds from merger transactions, the sale of non-strategic properties and distributions from unconsolidated entities have provided substantial funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of TDS's construction and expansion expenditures is to provide for customer growth and increasing customer usage of the network, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services. Cash expenditures for capital additions totaled $899.0 million in 2002, $700.2 million in 2001 and $456.0 million in 2000. U.S. Cellular's capital additions totaled $730.6 million in 2002, $503.3 million in 2001 and $305.4 million in 2000. Construction of cell sites totaled 437 cell sites in 2002, 377 in 2001 and 224 in 2000. In 2002, the plant additions included the migration toward a single digital platform, and in all three years, included the addition of digital radio channels to accommodate increased usage, the replacement of retired assets, the change out of analog equipment for digital equipment and the improvement of information systems. TDS Telecom's capital additions for its local telephone operations totaled $116.5 million in 2002, $99.9 million in 2001 and $93.4 million in 2000 representing expenditures for switch modernization and outside plant facilities to maintain and enhance the quality of service and offer new revenue opportunities. TDS Telecom's capital additions also included expenditures of $51.9 million in 2002, $96.9 million in 2001 and $57.2 million in 2000 for switching and other network facilities for its competitive local exchange business.

Cash used for acquisitions, excluding cash acquired, totaled $531.2 million in 2002, $392.8 million in 2001 and $200.7 million in 2000. TDS's acquisitions include primarily the purchase of controlling interests in wireless markets and telephone properties, minority interests that increased the ownership of majority-owned markets and wireless spectrum.

On August 7, 2002, U.S. Cellular completed the acquisition of Chicago 20MHz. U.S. Cellular paid $431.9 million in cash, net of cash acquired, and issued $175 million of 9% Notes due in 2032 to PrimeCo. U.S. Cellular financed the cash portion of the purchase price by using its revolving lines of credit and a $105 million loan from TDS. An additional $10.5 million was paid in January 2003 to adjust the purchase price for the final working capital adjustment. The Company also acquired two telephone companies ($78.2 million), three PCS licenses ($18.0 million) and additional minority interests in majority owned markets ($3.1 million) in 2002.

In 2001, the Company added the majority interests in one cellular market, 26 PCS licenses and two telephone companies. The PCS licenses were acquired on U.S. Cellular's behalf and through joint ventures. The PCS licenses acquired through joint ventures are 100% owned by the joint ventures, and the Company is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. The joint venture interests are consolidated in TDS's and U.S. Cellular's financial statements.

In 2000, the Company acquired the majority interests in two cellular markets, one telephone company and a minority interest in one telephone company.

U.S. Cellular received a cash refund of $56.1 million on its FCC deposits in 2002. Cash totaling $570.0 million was received by TDS from the merger of Deutsche Telekom and VoiceStream along with 131.5 million Deutsche Telekom AG ordinary shares in 2001. The sale of non-strategic cellular assets and other investments provided $73.0 million in 2000.

TDS loans and advances, primarily to Airadigm Communications, Inc., totaled $2.6 million in 2002, $9.8 million in 2001 and $55.1 million in 2000. Distributions from unconsolidated investments provided $31.3 million in 2002, $16.6 million in 2001 and $34.8 million in 2000. The 2000 amount included a special nonrecurring distribution of $11.8 million.

Cash Flows From Continuing Financing Activities primarily reflects changes in short-term debt balances, proceeds from the sale of long-term debt and from entering into forward contracts, cash used to repurchase common shares, and cash used for the repurchase and conversion of LYONs securities.

The Company has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic cellular and other investments, from time to time, have been used to reduce short-term debt. In addition, TDS has taken advantage of opportunities to reduce short-term debt with proceeds from the sale of long-term debt securities, including sales of debt securities by subsidiaries.

In 2002, the Company received $1,631.8 million from forward contracts related to its investments in Deutsche Telekom, Vodafone and VeriSign. A portion of the proceeds from the Deutsche Telekom and VeriSign forward contracts were used by TDS to pay down TDS's short-term debt. The remaining cash from the forward contracts is currently in Cash and cash equivalents. U.S. Cellular used the proceeds from its Vodafone forward contract to pay down short-term debt.

In November 2002, U.S. Cellular issued $130 million face value of 8.75% Senior Notes due in November 2032. The net proceeds of $129.8 million, after the reimbursement of expenses, were used to repurchase a portion of the $175 million 9% Series A Notes that U.S. Cellular issued in connection with the acquisition of Chicago 20MHz. TDS received $484.2 million from the sale of $500 million 40-year 7.6% Series A Notes in 2001. The proceeds were used to reduce short-term debt. TDS retired a total of $51.0 million and $65.5 million of medium-term notes at par value in 2002 and 2001, respectively.

Short-term debt provided cash totaling $196.5 million in 2002 and $499.0 million in 2000 and required $249.5 million in 2001. Dividends paid on Common and Preferred Shares, excluding dividends reinvested, totaled $34.4 million in 2002, $32.1 million in 2001 and $30.5 million in 2000.

The board of directors of TDS and U.S. Cellular have authorized the repurchase of common shares of TDS and U.S. Cellular. No shares were repurchased in 2002. During 2001 and 2000, TDS repurchased 325,000 shares and 2,666,000 shares, respectively, for an aggregate purchase price of $30.3 million, or an average of $93.47 per share, and $287.7 million, or an average of $107.94 per share, respectively. Cash required for the repurchase of common shares totaled $39.4 million in 2001 and $290.1 million in 2000 reflecting differences in the number of shares acquired and timing differences in the cash disbursements. During 2001 and 2000, U.S. Cellular repurchased 643,000 and 3,524,000 common shares for an aggregate purchase price of $29.9 million, or an average of $46.45 per share, and $234.8 million, or an average of $66.64 per share, respectively. Cash required for the repurchase of U.S. Cellular common shares totaled $40.9 million and $223.8 million in 2001 and 2000, respectively.

U.S. Cellular's LYONs securities are convertible, at the option of the holders, at any time prior to maturity, redemption or purchase, into U.S. Cellular common shares at a conversion rate of 9.475 U.S. Cellular common shares per LYON. Upon notice of conversion, U.S. Cellular has the option to deliver to holders either U.S. Cellular common shares or cash equal to the market value of such common shares. In addition, U.S. Cellular has opportunistically repurchased LYONs securities in private transactions and in open-market transactions. In 2001, U.S. Cellular paid $32.0 million and issued 644,000 U.S. Cellular common shares to retire LYONs securities with a carrying value of $55.1 million. During 2000, U.S. Cellular retired LYONs securities with a carrying value of $126.2 million for cash totaling $99.4 million and for 1,416,000 U.S. Cellular common shares.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that internal cash flow, existing cash and cash equivalents and funds available from line of credit arrangements provide sufficient financial resources to finance its near-term capital, business development and expansion expenditures. TDS and its subsidiaries have access to public and private capital markets to help meet their long-term financing needs. TDS and its subsidiaries anticipate accessing public and private capital markets to issue debt and equity securities only when and if capital requirements, financial market conditions and other factors warrant.

However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors. If at any time financing is not available on terms acceptable to TDS, TDS might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. TDS does not believe that any circumstances that could materially adversely affect TDS's liquidity or its capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of TDS's liquidity and capital resources. Uncertainty of access to capital for telecommunications companies, further deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

U.S. Cellular and TDS Telecom are generating substantial internal funds from operations. Cash flow from continuing operating activities totaled $793.6 million in 2002, $545.8 million in 2001 and $755.4 million in 2000. Cash flow from continuing operating activities in 2001 was reduced by about $147.5 million for income taxes paid (net of credits utilized) on the taxable gain from the merger of Deutsche Telekom and VoiceStream.

TDS and its subsidiaries had Cash and cash equivalents totaling $1,298.9 million at December 31, 2002. The large cash balance is due to the receipt of cash from the Deutsche Telekom forward contracts during the fourth quarter. TDS anticipates using the cash to reduce outstanding debt and for general corporate purposes.

To the extent TDS would retire debt, TDS anticipates it would likely be at the TDS corporate level. The table below indicates the long-term debt held at the TDS corporate level which could be retired in 2003 and the initial call dates of the remaining TDS long-term debt to show the amounts that TDS could redeem in advance of the maturity date, at no prepayment penalty, if it chose to do so.

		Initial Call Dates			
Redemption Amounts	Total	2003	2004	2005	2006
		(Dollars in millions)			
TDS Medium – Term Notes	$ 122.7	$ 65.5	$ —	$17.2	$ 40.0
TDS 7% Notes	200.0	—	—	—	200.0
TDS 7.6% Series A Notes	500.0	—	—	—	500.0
Mandatorily Redeemable Trust Preferred Securities	300.0	300.0	—	—	—
	$ 1,122.7	$ 365.5	$ —	$17.2	$ 740.0

Revolving Credit Facilities

As discussed below, TDS and its subsidiaries have $1,425 million of revolving credit facilities available for general corporate purposes as well as an additional $87 million of bank lines of credit as of December 31, 2002.

TDS had a $600 million revolving credit facility for general corporate purposes at December 31, 2002. TDS had $3.3 million of letters of credit outstanding against the revolving credit agreement leaving $596.7 million available for use. The credit facility expires in January 2007. Borrowings bear interest at the London Interbank Borrowing Rate ("LIBOR") plus a contractual spread based on the Company's credit rating. The contractual spread was 30 basis points as of December 31, 2002 (for a rate of 1.68% based on the LIBOR rate at December 31, 2002).

TDS also had $87 million of additional bank lines of credit for general corporate purposes at December 31, 2002, all of which were unused. The lines of credit expire in less than one year. Effective January 1, 2003, $12 million of bank lines of credit expired and were not renewed. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate (4.25% at December 31, 2002).

U.S. Cellular had a $500 million bank revolving line of credit ("1997 Revolving Credit Facility") for general corporate purposes at December 31, 2002, $40 million of which was available. The revolving credit facility expires in August 2004. This line of credit provides for borrowings with interest at LIBOR plus a margin percentage, based on U.S. Cellular's credit rating, which was 19.5 basis points as of December 31, 2002 (for a rate of 1.58% based on the LIBOR rate at December 31, 2002).

U.S. Cellular also had a $325 million bank revolving line of credit ("2002 Revolving Credit Facility") to be used for general corporate purposes at December 31, 2002, all of which was unused. The 2002 Revolving Credit Facility expires in June 2007. This line of credit provides for borrowings with interest at LIBOR plus a margin percentage, based on U.S. Cellular's credit rating, which was 55 basis points as of December 31, 2002 (for a rate of 1.93% based on the LIBOR rate at December 31, 2002).

TDS's and U.S. Cellular's interest costs would increase if their credit rating goes down which would increase their cost of financing, but their credit facilities would not cease to be available solely as a result of a decline in their credit rating. A downgrade in TDS's or U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing. At December 31, 2002, TDS and U.S. Cellular were in compliance with all covenants and other requirements set forth in the credit agreements. Certain of TDS's and U.S. Cellular's credit facilities would accelerate in the event of a change in control.

Long-term Financing

At December 31, 2002, TDS and its subsidiaries are in compliance with all covenants and other requirements set forth in long-term debt indentures. TDS does not have any rating downgrade triggers that would accelerate the maturity dates of its long-term debt. However, a downgrade in TDS's credit rating could adversely affect its ability to refinance existing, or obtain access to new, long-term debt in the future.

U.S. Cellular issued $175 million of 9% Series A Notes due 2032 to PrimeCo in connection with the purchase of Chicago 20MHz. Interest is payable quarterly. The notes are callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. In connection with the purchase of Chicago 20MHz from PrimeCo, U.S. Cellular registered such notes with the SEC for resale. As described below, in November 2002, U.S. Cellular used the proceeds from the sale of its 8.75% Senior Notes to purchase $129.8 million of the 9% Series A Notes from PrimeCo. In January 2003, U.S. Cellular repurchased the remaining $45.2 million of 9% Series A Notes from PrimeCo. The repurchase was financed using short-term debt. Following such repurchases, all of the 9% Series A Notes were cancelled.

In November 2002, U.S. Cellular sold $130 million of 8.75% Senior Notes due in November 2032. Interest is payable quarterly. The notes are callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of expenses) were used to purchase a portion of the 9% Series A Notes that were issued to PrimeCo. The $130 million of 8.75% Senior Notes were issued under U.S. Cellular's $500 million shelf registration statement on Form S-3 filed in May 2002.

Contractual Obligations

As of December 31, 2002, the resources required for scheduled repayment of long-term debt, trust originated securities and aggregate minimum commitments under noncancelable long-term operating leases, were as follows:

Contractual Obligations	Payments due by Period						
	Total	2003	2004	2005	2006	2007	After 5 years
	(Dollars in millions)						
Long-term Debt Obligations(1)	$1,868.2	$ 64.5	$ 20.1	$ 23.8	$222.5	$ 273.8	$1,263.5
Average Interest Rate on Debt(2)	7.04%	5.41%	5.51%	5.95%	6.86%	7.11%	7.13%
Prepaid Forward Contracts(3)	$1,754.1	$ —	$ —	$ —	$ —	$ 738.7	$1,015.4
Trust Originated Securities – average interest rate of 8.27%(4)	300.0	—	—	—	—	—	300.0
Operating Leases(5)	377.9	71.6	65.2	56.6	46.0	45.0	93.5
Purchase Obligations(6)	240.9	42.2	56.2	56.2	56.2	30.1	—
	$4,541.1	$178.3	$141.5	$136.6	$324.7	$1,087.6	$2,672.4

(1) Scheduled debt repayments include long-term debt and the current portion of long-term debt but excludes $162.1 million of unamortized discount on the zero coupon debentures (LYONs). See Note 14 – Long-term Debt.

(2) Represents the average interest rate on all debt shown above for the indicated period.

(3) Schedule of debt repayments excludes $97.5 million of unamortized discount on zero coupon debt. Debt repayments listed as due after 5 years come due in 2008. See Note 14 – Long-term Debt.

(4) See Note 17 – Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures.

(5) Represents the amount due under operating leases for the periods specified. See Note 22 – Commitments and Contingencies.

(6) Represents obligations due under vendor equipment contracts. The 2003 amounts are also included in estimated capital expenditures for U.S. Cellular. See Note 22 – Commitments and Contingencies.

On January 31, 2003, U.S. Cellular entered into an agreement to rename Comiskey Park, home of the Chicago White Sox American League baseball team, U.S. Cellular Field. U.S. Cellular will pay $3.4 million per year for 20 years for the naming rights ($68 million in aggregate). Concurrent with the naming rights agreement, U.S. Cellular purchased a media package to place various forms of advertising in and around the facility. For the media package, U.S. Cellular will pay $600,000 in 2003, with future annual payments increasing by 3% per year through 2025. The total combined cost of the naming rights and media package is $87 million over 23 years. The amounts related to the naming rights and media package are not included in the above table.

Capital Expenditures

U.S. Cellular's estimated capital spending for 2003 totals approximately $600-$630 million primarily to add cell sites to expand and enhance coverage, to provide additional capacity to accommodate increased network usage, to provide additional digital service capabilities including the migration toward a single digital platform - CDMA technology, to build out certain PCS licensed areas, to satisfy certain regulatory requirements for specific services such as enhanced 911 and wireless number portability and to enhance billing and office systems. The migration to offering CDMA in all U.S. Cellular markets is expected to be completed during 2004, at an approximate cost of $400-$450 million over the three year period 2002-2004. The CDMA conversion costs totaled $215 million in 2002 and are estimated to be $50 million in 2003. U.S. Cellular plans to finance its cellular construction program using primarily internally generated cash and funds from the revolving credit facilities.

TDS Telecom's estimated capital spending for 2003 approximates $170 million. The incumbent local telephone companies are expected to spend approximately $130 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services. The competitive local exchange companies are expected to spend approximately $40 million to build switching and other network facilities to meet the needs of a growing customer base. TDS Telecom plans to finance its construction program using primarily internally generated cash.

Acquisitions

TDS reviews attractive opportunities to acquire additional telecommunications companies and wireless spectrum, which it believes will add value to the business.

U.S. Cellular is a limited partner in a joint venture that was a successful bidder for 17 licenses in 13 markets in the January 2001 FCC spectrum auction ("Auction 35"). In 2001, the joint venture acquired five of such licenses in four markets for a total of $4.1 million and at December 31, 2001, had deposits with the FCC totaling $56.1 million for the remaining licenses.

In May 2002, the FCC refunded 85% of the deposits, or $47.6 million. On September 12, 2002, the FCC issued a public notice permitting the winning bidders in Auction 35 to dismiss some or all of their applications. In November 2002, the joint venture notified the FCC of its election to opt-out of its applications for the remaining 12 license applications and on December 9, 2002, the FCC issued a public notice dismissing the applications. On December 20, 2002, the joint venture received the remaining $8.5 million of deposits paid to the FCC.

Subsequent Event

On March 10, 2003, U.S. Cellular announced that it had entered into a definitive agreement with AT&T Wireless ("AWE") to exchange wireless properties. U.S. Cellular will receive 10 and 20MHz PCS licenses in 13 states, representing 12.2 million incremental population equivalents contiguous to existing properties and 4.4 million population equivalents that overlap existing properties in the Midwest and Northeast. U.S. Cellular will also receive approximately $31 million in cash and minority interests in six markets it currently controls. U.S. Cellular will transfer wireless assets and approximately 141,000 customers in 10 markets, representing 1.5 million population equivalents, in Florida and Georgia to AWE. Total U.S. Cellular revenue in 2002 of $107 million and operating income, excluding shared services costs, of $25 million was attributable to these markets. The transaction is subject to regulatory approvals. The closing of the transfer of the U.S. Cellular properties and the assignment to U.S. Cellular of most of the PCS licenses is expected to occur in the third quarter of 2003. The assignment and development of certain licenses will be deferred by U.S. Cellular until later periods. The acquisition of licenses in the exchange will be accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular will be accounted for as a sale. The build-out of the licenses could require substantial capital investment by U.S. Cellular over the next several years. U.S. Cellular is currently working on a build-out and financing plan for these markets.

The following table summarizes the recorded value of the assets and liabilities of the 10 markets that U.S. Cellular will be transferring.

(Dollars in millions)	December 31, 2002
Current assets	$ 16.8
Net property, plant and equipment	86.0
Licenses	53.1
Goodwill	78.2
Other	.6
Total assets	234.7
Current liabilities	(13.4)
Net assets to be transferred	$ 221.3

U.S. Cellular is currently evaluating the fair value of the assets involved in this transaction. No determination of gain or loss related to this transaction has been made. As a result of signing the definitive agreement for this transaction, U.S. Cellular will reclassify the net assets of the markets to be transferred as assets held for sale and will report their operations as discontinued operations in the first quarter of 2003.

Repurchase of Securities and Dividends

As market conditions warrant, TDS and U.S. Cellular may repurchase their common shares on the open market or at negotiated prices in private transactions. In 2003, the Board of Directors authorized the repurchase of up to 3.0 million TDS Common Shares through February 2006. U.S. Cellular has approximately 859,000 shares remaining on its 1.4 million Common Share repurchase authorization that expires in December 2003. The repurchase programs are intended to create value for the shareholders. Any repurchases of common shares will be funded by internal cash flow, supplemented by short-term borrowings and other sources.

The U.S. Cellular Board of Directors has authorized management to opportunistically repurchase LYONs in private transactions. U.S. Cellular may also purchase a limited amount of LYONs in open-market transactions from time-to-time. U.S. Cellular LYONs are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into U.S. Cellular Common Shares at a conversion rate of 9.475 U.S. Cellular Common Shares per LYON. Upon conversion, U.S. Cellular has the option to deliver to holders either U.S. Cellular Common Shares or cash equal to the market value of the U.S. Cellular Common Shares into which the LYONs are convertible. U.S. Cellular may redeem the LYONs for cash at the issue price plus accrued original issue discount through the date of redemption.

TDS paid total dividends on its common and preferred stock of $34.4 million in 2002, $32.1 million in 2001 and $30.5 million in 2000. TDS has no current plans to change its policy of paying dividends. TDS paid quarterly dividends of $.145, $.135 and $.125 in 2002, 2001 and 2000, respectively. TDS authorized an increase in the dividend rate to $.155 effective with the March 2003 dividend.

MARKET RISK

TDS is subject to market rate risks due to fluctuations in interest rates and market prices of marketable equity securities. The majority of TDS's debt, excluding long-term debt related to the forward contracts, is in the form of long-term, fixed-rate notes, convertible debt, debentures and trust securities with original maturities ranging up to 40 years. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. The majority of long-term debt related to the forward contracts bears interest at LIBOR plus a contractual spread with the remainder bearing interest at a weighted average effective rate of 4.4% per year. As of December 31, 2002, TDS had not entered into any significant financial derivatives to reduce its exposure to interest rate risks.

The annual requirements for principal payments on long-term debt and the average interest rates are shown under the Contractual Obligations heading in the Liquidity and Capital Resources section. At December 31, 2002 and 2001, the aggregate principal amounts of long-term debt, excluding the loans associated with the forward contracts, were $1,706.1 million at December 31, 2002 and $1,575.2 million at December 31, 2001, the estimated fair value was $1,684.4 million and $1,559.7 million, and the average interest rate on the debt was 7.04% and 7.28%, respectively. The fair value was estimated using market prices for TDS's 7.6% Series A Notes, U.S. Cellular's 8.75% Senior Notes and U.S. Cellular's LYONs and discounted cash flow analysis for the remaining debt. The trust securities instruments totaling $300 million, with an average interest rate of 8.27%, are due in 2037 and 2038. The fair value of the trust securities was $296.7 million and $299.2 million based upon the market price at December 31, 2002 and 2001, respectively.

TDS maintains a portfolio of available-for-sale marketable equity securities. The market value of these investments aggregated $1,944.9 million at December 31, 2002 and $2,700.2 million at December 31, 2001. As of December 31, 2002, the net unrealized holding gain, net of tax included in Accumulated other comprehensive income (loss) totaled $243.4 million. In 2002, TDS recognized, in the statement of operations, losses of $1,045.0 million, net of tax and minority interest, related to investments in marketable securities as a result of management's determination that unrealized losses with respect to the investments were other than temporary. Management continues to review the valuation of the investments on a periodic basis. If management determines in the future that an unrealized loss is other than temporary, the loss will be recognized and recorded in the statement of operations.

TDS and its subsidiaries have entered into a number of forward contracts related to the marketable equity securities that it holds. See Note 14 – Long-Term Debt and Note 15 – Financial Instruments and Derivatives in the notes to the consolidated financial statements, for a description of the forward contracts. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside risk is hedged at or above the accounting cost basis thereby eliminating the other than temporary risk on these contracted securities.

Under the terms of the forward contracts, the Company will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature from May 2007 to August 2008 and, at the Company's option, may be settled in shares of the respective security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit the Company's downside risk and upside potential on the contracted shares. The collars could be adjusted for any changes in dividends on the contracted shares. The forward contracts may be settled in shares of the respective marketable equity security or in cash upon expiration of the forward contract. If the Company elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, the Company would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If the Company elects to settle in cash it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the balance sheet. As of December 31, 2002, such deferred tax liabilities totaled $739.0 million.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2002.

		Collar(1)		
Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)	Loan Amount (000's)
VeriSign	2,361,333	$ 8.82	$ 11.46	$ 20,819
Vodafone(2)	12,945,915	$15.07-$16.07	$20.92-$23.66	201,038
Deutsche Telekom	131,461,861	$10.74-$12.41	$12.88-$16.33	1,532,257
				1,754,114
Unamortized debt discount				(97,498)
				$1,656,616

(1) The per share amounts represent the range of floor and ceiling prices of all the securities monetized.
(2) U.S. Cellular owns 10.2 million and TDS Telecom owns 2.7 million Vodafone ADRs.

The principal amount of the forward contracts is accounted for as a loan. The estimated fair value of the forward contract loans was $1,648.9 million. Contracts aggregating $1,295.3 million require quarterly interest payments at LIBOR plus 0.5% (for a rate of 1.88% at December 31, 2002). Contracts aggregating $458.8 million are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. The fair value was estimated based upon a discounted cash flow analysis. The collar portions of the forward contracts are accounted for as derivative instruments. The collars could be adjusted for any changes in dividends on the contracted shares.

The following analysis presents the hypothetical change in the fair value of our marketable equity securities and derivative instruments at December 31, 2002, assuming hypothetical price fluctuations of plus and minus 10%, 20% and 30%. As of December 31, 2001, marketable equity securities totaled $2,700.2 million and the Company did not have any derivative instruments outstanding. The table presents hypothetical information as required by SEC rules. Such information should not be inferred to suggest that TDS has any intention of selling any marketable securities or canceling any derivative instruments.

	Dec. 31, 2002	Valuation of investments assuming indicated increase		
(Dollars in millions)	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	$1,944.9	$2,139.4	$2,333.9	$2,528.4
Derivative Instruments(1)	$ (58.5)	$ (241.2)	$ (420.6)	$ (600.6)
		Valuation of investments assuming indicated decrease		
(Dollars in millions)		-10%	-20%	-30%
Marketable Equity Securities		$1,750.4	$1,556.0	$1,361.5
Derivative Instruments(1)		$ 111.6	$ 287.3	$ 461.8

(1) Represents change in the fair value of the derivative instruments assuming the indicated increase or decrease in the underlying securities.

Off Balance Sheet Arrangements

TDS has no material transactions, arrangements, obligations (including contingent obligations) or other relationships with unconsolidated entities or other persons ("off-balance sheet arrangements"), that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statement in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's significant accounting policies are discussed in detail in Note 1 to the consolidated financial statements.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Critical Accounting Estimates

Management believes the following critical accounting estimates reflect its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company's senior management has discussed the development and selection of each of the following accounting estimates and the following disclosures with the audit committee of the Company's board of directors.

Valuation of Notes Receivable

Kington Notes Receivable. U.S. Cellular held notes receivable aggregating $45.8 million, including interest, from Kington Management Corporation ("Kington") that were due in June 2005. These notes relate to the purchase by Kington of two of U.S. Cellular's minority interests in 2000. The value of the notes was directly related to the fair market value of the related interests.

As a result of changes in business strategies and other events, in 2002 management reviewed the fair market value of the wireless markets. An independent third party valuation of one of the wireless minority interests sold to Kington and a recent transaction involving an unrelated party holding an interest in the same market as the other wireless minority interest sold to Kington indicated a lower market value for these wireless minority interests, and therefore a lower value of the notes. Management concluded that the notes receivable were impaired. In addition, in the fourth quarter of 2002, Kington decided to withdraw from the partnerships. A loss of $38.1 million was charged to the statement of operations in 2002 and was reported in the caption Gain (loss) on marketable securities and other investments. The carrying value of the receivable at December 31, 2002 was $7.8 million. The Company received payment of approximately $7.6 million in January 2003 and expects to receive the remaining amount from Kington at a later date.

Airadigm Notes Receivable. On November 1, 2000, the United States Bankruptcy Court for the Western District of Wisconsin confirmed a plan of financial reorganization for Airadigm Communications, Inc., a Wisconsin-based wireless service provider. Under the terms of the plan of reorganization, TDS and an unrelated entity have provided funding to meet certain obligations of Airadigm. Airadigm continues to operate as an independent company providing wireless services. As of September 30, 2002, TDS had provided funding of $54.8 million to Airadigm that TDS had recorded as notes receivable and had capitalized $1.1 million in other costs associated with Airadigm.

TDS reviewed the value of Airadigm's current and contractual assets, Airadigm's business plan and the facts and circumstances surrounding the investment. TDS concluded that the note receivable was impaired and established a valuation allowance for the amount of the loan and charged the capitalized costs to expense. A loss of $55.9 million was charged to the statement of operations in the third quarter of 2002 and was reported in the caption Gain (loss) on marketable securities and other investments.

In October 2002, TDS terminated its right to purchase licenses and assets from Airadigm. TDS has the right to foreclose on certain assets of Airadigm and cease its operations at any time. TDS is evaluating the desirability of providing any additional funding on a month-to-month basis. Additional loans aggregating $300,000 were provided to Airadigm in the fourth quarter of 2002. TDS recorded a valuation allowance on these amounts and reported the expense in Other income (expense) net.

The carrying values of such notes receivable and other capitalized costs at December 31, 2002 have been reduced to zero. TDS could recognize a gain if it receives any amount in respect of such notes, but does not believe that such circumstances are reasonably possible to any material degree in the near-term.

Marketable Equity Securities

The Company holds a substantial amount of marketable securities that are publicly traded and can have volatile share prices. These investments are classified as available-for-sale and are stated at fair value based on quoted market prices. The marketable securities are marked to market each period with the unrealized gain or loss in value of the securities reported as Accumulated other comprehensive income (loss), net of income taxes and minority interest, which is included in the stockholders' equity section of the balance sheet.

The market values of marketable securities may fall below the accounting cost basis of such securities. Generally accepted accounting principles require management to determine whether a decline in fair value below the accounting cost basis is other than temporary. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income (loss) is recognized and recorded as a loss in the statement of operations. The determination of whether a decline in fair market value below the accounting cost basis is other than temporary is a critical accounting estimate because the result of such determination may be significant to the Company's results of operation.

Factors that management considers in determining whether a decrease in the market value of its securities is an other than temporary decline include if there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below historical cost; and whether TDS has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to historical cost levels. TDS is in the same industry classification as the issuers of its marketable securities enhancing the Company's ability to evaluate the effects of any changes in industry-specific factors which may affect the determination of whether a decline in market values of its marketable securities is other than temporary. In 2002, based on a review of such factors, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $1,757.5 million loss to the statement of operations ($1,045.0 million net of tax and minority interest) and reduced the accounting cost basis of such marketable equity securities by a respective amount.

During 2002, TDS began utilizing derivative financial instruments to reduce the market risk due to fluctuations in market prices of marketable equity securities. At December 31, 2002, the Company had forward contracts maturing in 2007 and 2008 in connection with substantially all of the Company's marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis, thereby eliminating the other than temporary risk of loss on these contracted securities. As of December 31, 2002, the aggregate market value of the marketable equity securities totaled $1,944.9 million and the aggregate accounting cost basis was $1,545.7 million.

Accordingly, unless TDS acquires other marketable equity securities or cancels or modifies any forward contracts, the Company will no longer be required to make any assumptions regarding whether any future unrealized losses are other than temporary.

License Costs and Goodwill

As of December 31, 2002, the Company reported $1,038.6 million of wireless license costs, net of accumulated amortization and $1,106.5 million of goodwill, net of accumulated amortization, as a result of the acquisitions of wireless licenses and markets, and the acquisition of operating telephone companies.

TDS adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. With the implementation of SFAS No. 142, the Company assessed its recorded balances of wireless license costs and goodwill for potential impairment. The Company completed its initial impairment assessments in the first quarter of 2002. No impairment charge was necessary upon the completion of the initial impairment review. After the initial impairment review, wireless licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

The fair value of an intangible asset and reporting unit goodwill is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue or a similar performance measure. The use of these techniques involve assumptions by management about the following factors that are highly uncertain and can result in a range of values: future cash flows, the appropriate discount rate, and other factors and inputs.

Allocation of Chicago 20MHz Purchase Price

In connection with the purchase of Chicago 20MHz, the Company, in 2002, allocated the total acquisition costs to all tangible and intangible assets acquired and all liabilities assumed, with the excess purchase price over the fair value of net assets acquired recorded to goodwill. The values allocated to such assets are critical accounting estimates because they are significant to the Company's financial condition. The values of such allocations include underlying assumptions about uncertain matters that are material to the determination of the values, and different estimates could have had a material impact on the Company's financial presentation that would have been used in the current period.

An independent appraiser provided a valuation of Chicago 20MHz's assets. The following table summarizes the revised estimated fair values of the Chicago 20MHz assets acquired and liabilities assumed at the date of acquisition. The Company revised the estimated amounts since the quarter ended September 30, 2002 due to additional information derived during an audit of such information following the initial estimates. The current revised estimate at December 31, 2002 is shown below.

	2002
	(Dollars in millions)
Current assets, excluding $7.0 cash acquired	$ 34.1
Property, plant and equipment	236.0
Other assets	0.8
Customer list	43.4
Licenses	163.5
Goodwill	168.4
Total assets acquired	646.2
Current liabilities	(22.5)
Non-current liabilities	(1.3)
Total liabilities acquired	(23.8)
Net assets purchased	$ 622.4

A $4.5 million reduction of goodwill is expected in January 2003, to reflect a reduction in notes issued to PrimeCo. In January 2003, U.S. Cellular repurchased the remaining $45.2 million of 9% Series A Notes, previously issued to PrimeCo, for $40.7 million.

Income Taxes

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to the company's financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires the Company to calculate a provision for income taxes. This process involves calculating the current income tax liability together with assessing temporary differences resulting from the different treatment of items, such as depreciation expense, for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The Company must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, establish a valuation allowance. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. The Company's current net deferred tax asset was $20.3 million as of December 31, 2002, representing primarily the deferred tax effects of the allowance for doubtful accounts on accounts receivable.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2002 are as follows:

December 31,	2002
	(Dollars in millions)
Deferred Tax Asset	
Net operating loss carryforwards	$ 80.6
Derivative accounting	32.5
Partnership investments	17.6
	130.7
Less valuation allowance	54.8
Total Deferred Tax Asset	75.9
Deferred Tax Liability	
Marketable equity securities	739.0
Property, plant and equipment	372.5
Licenses	130.1
Other	4.8
Total Deferred Tax Liability	1,246.4
Net Deferred Income Tax Liability	$ 1,170.5

The valuation allowance relates to state net operating loss carryforwards and the federal operating loss carryforwards for those subsidiaries not included in the federal income tax return since it is more than likely that a portion will expire before such carryforwards can be utilized.

The deferred income tax liability relating to marketable equity securities of $739.0 million at December 31, 2002 represents deferred income taxes calculated on the difference between the book basis and the tax basis of the marketable securities. Income taxes will be payable when TDS sells the marketable securities.

The Company is routinely subject to examination of its income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. The Company periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of the Company's income tax expense. The IRS has completed audits of the Company's federal income tax returns for tax years through 1996.

In the event of an increase in the value of tax assets or a decrease in the value of tax liabilities, TDS would decrease the income tax expense or increase the income tax benefit by an equivalent amount. In the event of a decrease in the value of tax assets or an increase in the value of tax liabilities, TDS would increase the income tax expense or decrease the income tax benefit by an equivalent amount.

Initial Adoption of Accounting Policies

During 2002, TDS began utilizing derivative financial instruments to reduce market risks due to fluctuations in market prices of marketable equity securities. Prior to 2002, the Company had no significant derivative financial instruments. The Company does not hold or issue derivative financial instruments for trading purposes. The Company recognizes all derivatives as either assets or liabilities on the Balance Sheet and measures those instruments at fair value. Changes in fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset or liability hedged. Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," (as amended) establishes the accounting and reporting standards for derivative instruments and hedging activities.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin Brown & Wood, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the chairman of the board and member of the board of directors of TDS and a director of U.S. Cellular, a subsidiary of TDS; William S. DeCarlo, the Acting General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and an Assistant Secretary of certain subsidiaries of TDS. In addition, prior to August 1, 2002, another partner of Sidley Austin Brown & Wood at the time, Michael G. Hron, was the General Counsel and an Assistant Secretary of TDS, U.S. Cellular and TDS Telecom, and the Secretary or an Assistant Secretary of certain other TDS subsidiaries. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report contain statements that are not based on historical fact, including the words "believes", "anticipates", "intends", "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include the following:

- *Increases in the level of competition in the markets in which TDS operates could adversely affect TDS's revenues or increase its costs to compete.*
- *Advances or changes in telecommunications technology could render certain technologies used by TDS obsolete. Competitors may have a lower fixed investment per customer because of technology changes.*
- *Changes in telecommunications regulatory environment could adversely affect TDS's financial condition or results of operations or could prevent TDS businesses which depend on access to competitors' facilities from obtaining such access on reasonable terms.*
- *Changes in the supply or demand of the market for wireless licenses or telephone companies, increased competition, adverse developments in the TDS businesses or the industries in which TDS is involved and/or other factors could result in an impairment of the value of TDS's license costs, goodwill and/or physical assets, which may require TDS to record a write down in the value of such assets.*
- *Competition, construction delays, customer churn and other challenges in executing TDS's expansion and development of its CLEC business could result in higher than planned losses, additional financing requirements and/or the write down of the CLEC assets if TDS is unable to successfully implement its plans in this business development.*
- *Conversions of LYONs, early redemptions of debt or repurchases of debt, normal scheduled repayments of debt, changes in estimates or other factors or developments could cause the amounts reported under Contractual Obligations to be different from the amounts presented.*
- *Changes in circumstances relating to and/or in the assumptions underlying the accounting estimates described under Critical Accounting Policies could have a material effect on the Company's financial condition, changes in financial condition and results of operations.*
- *Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending or future litigation that is Company specific or that apply to the industry in general could have an adverse effect on TDS's financial condition, results of operations or ability to do business.*
- *Costs, integration problems or other factors associated with acquisitions/ divestitures of properties and/or licenses could have an adverse effect on TDS's financial condition or results of operations.*
- *Changes in prices, the number of wireless customers, average revenue per unit, penetration rates, churn rates, roaming rates and the mix of products and services offered in wireless markets could have an adverse effect on TDS's wireless business operations.*
- *Changes in roaming partners, rates, and the ability to provide voice and data services on other carriers' networks could have an adverse effect on TDS's wireless business operations.*
- *Changes in competitive factors with national carriers could result in product and cost disadvantages that could have an adverse effect on TDS's wireless business operations.*
- *Changes in prices, in the number of ILEC and CLEC customers, churn rates, access minutes of use trends, and mix of products and services offered in ILEC and CLEC markets could have an adverse effect on such TDS business segments.*
- *Continued migration of customers from wireline to wireless services could have an adverse effect on TDS's wireline businesses.*
- *Continued uncertainty of access to capital for telecommunications companies, further deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.*
- *Changes in TDS's credit ratings could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.*
- *Changes in circumstances or other events, relating to the acquisition of Chicago 20MHz, including integration costs or problems or other factors associated with such acquisition could have an adverse effect on TDS's financial condition or results of operations.*
- *The continuation of the economic downturn and continued bankruptcies in the telecommunications industry could result in higher bad debts and slower business activity, which would have an adverse effect on TDS's businesses.*
- *War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on TDS's businesses.*
- *Changes in TDS's accounting policies, estimates or assumptions could have an adverse effect on TDS's financial condition or results of operations.*
- *Changes in general economic and business conditions, both nationally and in the market areas in which TDS operates, could have an adverse effect on TDS's businesses.*

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Operating Revenues			
U.S. Cellular	**$ 2,184,478**	$ 1,894,830	$ 1,716,640
TDS Telecom	**800,888**	693,712	610,216
	2,985,366	2,588,542	2,326,856
Operating Expenses			
U.S. Cellular	**1,903,312**	1,577,618	1,424,327
TDS Telecom	**695,699**	574,769	482,463
	2,599,011	2,152,387	1,906,790
Operating Income	**386,355**	436,155	420,066
Investment and Other Income (Expense)			
Dividend and interest income	**57,330**	14,246	15,637
Investment income	**43,675**	50,639	38,723
Amortization of goodwill related to minority investments	**—**	(1,263)	(10,258)
Gain (loss) on marketable securities and other investments	**(1,888,391)**	(548,305)	15,716
(Loss) on debt extinguishment	**—**	(6,956)	(36,870)
Other income (expense), net	**2,396**	5,048	(8,082)
	(1,784,990)	(486,591)	14,866
Income (Loss) Before Interest and Income Taxes	**(1,398,635)**	(50,436)	434,932
Interest expense	**132,224**	103,710	100,559
Minority interest in income of subsidiary trust	**24,810**	24,810	24,810
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	**(1,555,669)**	(178,956)	309,563
Income tax expense (benefit)	**(577,000)**	(44,908)	149,481
Income (Loss) From Continuing Operations Before Minority Interest	**(978,669)**	(134,048)	160,082
Minority share of income	**(9,068)**	(39,915)	(45,026)
Income (Loss) From Continuing Operations	**(987,737)**	(173,963)	115,056
Discontinued Operations			
Gain (loss) on disposal of Aerial, net of tax	**—**	(24,092)	2,125,787
Income (Loss) Before Cumulative Effect of Accounting Change	**(987,737)**	(198,055)	2,240,843
Cumulative effect of accounting change, net of tax and minority interest	**3,366**	—	(3,841)
Net Income (Loss)	**(984,371)**	(198,055)	2,237,002
Preferred dividend requirement	**(427)**	(458)	(504)
Net Income (Loss) Available to Common	**$ (984,798)**	$ (198,513)	$ 2,236,498
Basic Weighted Average Shares Outstanding (000's)	**58,644**	58,661	59,922
Basic Earnings per Share			
Income (Loss) from Continuing Operations	**$ (16.85)**	$ (2.97)	$ 1.91
Net Income (Loss) Available to Common	**(16.79)**	(3.38)	37.32
Diluted Weighted Average Shares Outstanding (000's)	**58,644**	58,661	60,636
Diluted Earnings per Share			
Income (Loss) from Continuing Operations	**$ (16.85)**	$ (2.97)	$ 1.88
Net Income (Loss) Available to Common	**(16.79)**	(3.38)	36.88
Dividends per Share	**$ .58**	$ .54	$ .50

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Cash Flows From Continuing Operating Activities			
Income (loss) from continuing operations	**$ (987,737)**	$ (173,963)	$ 115,056
Add (deduct) adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities			
Depreciation and amortization	**510,445**	450,019	399,143
Deferred income taxes, net	**(587,706)**	(266,406)	(370)
Investment income	**(43,675)**	(50,639)	(38,723)
Minority share of income	**9,068**	39,915	45,026
(Gain) loss on marketable securities and other investments	**1,888,391**	548,305	(15,716)
Noncash interest expense	**11,407**	10,176	16,448
Loss on debt extinguishment	**—**	6,956	36,870
Other noncash expense	**15,349**	19,362	34,742
Proceeds from litigation settlement	**—**	—	42,457
Changes in assets and liabilities from operations			
Change in accounts receivable	**(27,032)**	(34,125)	(14,619)
Change in materials and supplies	**2,473**	(7,100)	(18,786)
Change in accounts payable	**52,280**	(7,828)	59,550
Change in advance billing and customer deposits	**20,046**	1,628	13,895
Change in accrued taxes	**(80,108)**	(1,151)	56,303
Change in other assets and liabilities	**10,436**	10,656	24,146
	793,637	545,805	755,422
Cash Flows From Continuing Investing Activities			
Capital expenditures	**(899,050)**	(700,150)	(456,019)
Acquisitions, net of cash acquired	**(531,174)**	(392,842)	(200,718)
Increase in notes receivable	**(2,581)**	(9,763)	(55,141)
Cash received from mergers	**—**	570,035	—
Refund of FCC deposit	**56,060**	—	—
Proceeds from investment sales	**—**	487	72,973
Distributions from unconsolidated entities	**31,328**	16,644	34,834
Investments in and advances to unconsolidated entities	**—**	(46)	(4,187)
Other investing activities	**(21,167)**	(4,223)	2,599
	(1,366,584)	(519,858)	(605,659)
Cash Flows From Continuing Financing Activities			
Change in notes payable	**196,492**	(249,522)	499,000
Issuance of long-term debt	**138,314**	489,656	2,209
Proceeds from prepaid forward contracts	**1,631,821**	—	—
Repayments of long-term debt	**(148,470)**	(17,806)	(17,096)
Prepayment of medium-term notes	**(51,000)**	(65,500)	—
Repurchase and conversion of LYONs	**—**	(31,963)	(99,356)
Repurchase of TDS Common Shares	**—**	(39,441)	(290,069)
Repurchase of U.S. Cellular Common Shares	**—**	(40,862)	(223,847)
Dividends paid	**(34,445)**	(32,141)	(30,472)
Other financing activities	**(1,573)**	3,357	4,440
	1,731,139	15,778	(155,191)
Cash Flows From Discontinued Operations	**—**	—	(6,563)
Net Increase (Decrease) in Cash and Cash Equivalents	**1,158,192**	41,725	(11,991)
Cash and Cash Equivalents			
Beginning of period	**140,744**	99,019	111,010
End of period	**$1,298,936**	$ 140,744	$ 99,019

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS – ASSETS

December 31,	2002	2001
	(Dollars in thousands)	
Current Assets		
Cash and cash equivalents	**$1,298,936**	$ 140,744
Accounts receivable		
Due from customers, less allowance of $24,627 and $13,657, respectively	**272,997**	202,714
Other, principally connecting companies, less allowance of $15,848 in 2002 and $0 in 2001	**175,036**	176,447
Deposit receivable from FCC	**—**	56,060
Federal income tax receivable	**40,000**	—
Materials and supplies, at average cost	**72,441**	71,370
Other current assets	**88,602**	27,021
	1,948,012	674,356
Investments		
Marketable equity securities	**1,944,939**	2,700,230
Wireless license costs	**1,038,556**	858,792
Goodwill	**1,106,451**	870,801
Customer lists, net of accumulated amortization of $6,567	**40,087**	—
Investments in unconsolidated entities	**205,995**	233,678
Notes receivable, less valuation allowance of $55,144 in 2002	**7,287**	101,887
Other investments	**14,914**	15,078
	4,358,229	4,780,466
Property, Plant and Equipment, net		
U.S. Cellular	**2,148,432**	1,527,805
TDS Telecom	**1,047,811**	1,016,634
	3,196,243	2,544,439
Other Assets and Deferred Charges	**99,544**	80,313
	$9,602,028	$8,079,574

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS — LIABILITIES AND STOCKHOLDERS' EQUITY

December 31,	2002	2001
	(Dollars in thousands)	
Current Liabilities		
Current portion of long-term debt	**$ 64,482**	$ 67,461
Notes payable	**461,792**	265,300
Accounts payable	**361,758**	270,005
Advance billings and customer deposits	**95,922**	68,044
Accrued interest	**31,751**	24,264
Accrued taxes	**34,413**	14,263
Accrued compensation	**58,678**	56,973
Other current liabilities	**58,370**	49,906
	1,167,166	816,216
Deferred Liabilities and Credits		
Net deferred income tax liability	**1,170,505**	1,411,062
Derivative liability	**61,160**	—
Other	**55,645**	50,468
	1,287,310	1,461,530
Long-term Debt		
Long-term debt, excluding current portion	**1,641,624**	1,507,764
Prepaid forward contracts	**1,656,616**	—
	3,298,240	1,507,764
Commitments and Contingencies (Note 22)		
Minority Interest in Subsidiaries	**489,735**	467,698
Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures (a)	**300,000**	300,000
Preferred Shares	**6,954**	7,442
Common Stockholders' Equity		
Common Shares, par value $.01 per share; authorized 100,000,000 shares; issued and outstanding 55,875,000 and 55,659,000 shares, respectively	**559**	557
Series A Common Shares, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 6,602,000 and 6,778,000 shares, respectively	**66**	68
Capital in excess of par value	**1,832,806**	1,826,840
Treasury Shares, at cost, 3,799,000 and 3,868,000 shares, respectively	**(404,169)**	(406,894)
Accumulated other comprehensive income (loss)	**191,704**	(352,120)
Retained earnings	**1,431,657**	2,450,473
	3,052,623	3,518,924
	$ 9,602,028	$ 8,079,574

The accompanying notes to consolidated financial statements are an integral part of these statements.

(a) As described in Note 17, the sole asset of TDS Capital I is $154.6 million principal amount of 8.5% subordinated debentures due 2037 from TDS, and the sole asset of TDS Capital II is $154.6 million principal amount of 8.04% subordinated debentures due 2038 from TDS.

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY

	Common Shares	Series A Common Shares	Capital in Excess of Par Value	Treasury Shares	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
				(Dollars in thousands)			
Balance, December 31, 1999	$ 554	$ 70	$ 1,897,402	$ (102,975)		$ 179,071	$ 474,139
Comprehensive Income							
Net income	—	—	—	—	$ 2,237,002	—	2,237,002
Net unrealized losses on securities	—	—	—	—	(357,415)	(357,415)	—
Comprehensive income					$ 1,879,587		
Dividends							
Common and Series A common shares	—	—	—	—		—	(29,904)
Preferred shares	—	—	—	—		—	(568)
Repurchase Common Shares	—	—	—	(287,732)		—	—
Dividend reinvestment, incentive and compensation plans	—	—	5,787	7,206		—	—
Conversion of Series A and Preferred shares	1	(1)	393	—		—	—
Adjust investment in U.S. Cellular for Common Share issuances and repurchases	—	—	(86,549)	—		—	—
Other	—	—	(414)	—		—	—
Balance, December 31, 2000	555	69	1,816,619	(383,501)		(178,344)	2,680,669
Comprehensive (Loss)							
Net (loss)	—	—	—	—	$ (198,055)	—	(198,055)
Net unrealized losses on securities	—	—	—	—	(173,776)	(173,776)	—
Comprehensive (loss)					$ (371,831)		
Dividends							
Common and Series A common shares	—	—	—	—		—	(31,683)
Preferred shares	—	—	—	—		—	(458)
Repurchase Common Shares	—	—	—	(30,335)		—	—
Dividend reinvestment, incentive and compensation plans	—	—	995	6,942		—	—
Conversion of Series A and Preferred shares	2	(1)	746	—		—	—
Adjust Investment in U.S. Cellular for Common Share issuances and repurchases	—	—	8,368	—		—	—
Other	—	—	112	—		—	—
Balance, December 31, 2001	557	68	1,826,840	(406,894)		(352,120)	2,450,473
Comprehensive (Loss)							
Net (loss)	—	—	—	—	**$ (984,371)**	—	**(984,371)**
Net unrealized gains on securities	—	—	—	—	**594,332**	**594,332**	—
Net unrealized losses on derivative instruments	—	—	—	—	**(50,508)**	**(50,508)**	—
Comprehensive (loss)					**$ (440,547)**		
Dividends							
Common and Series A common shares	—	—	—	—		—	**(34,018)**
Preferred shares	—	—	—	—		—	**(427)**
Dividend reinvestment, incentive and compensation plans	—	—	**1,975**	**2,725**		—	—
Conversion of Series A and Preferred shares	**2**	**(2)**	**1,156**	—		—	—
Adjust Investment in U.S. Cellular for Common Share issuances and repurchases	—	—	**2,698**	—		—	—
Other	—	—	**137**	—		—	—
Balance, December 31, 2002	**$ 559**	**$ 66**	**$ 1,832,806**	**$ (404,169)**		**$ 191,704**	**$ 1,431,657**

The accompanying notes to consolidated financial statements are an integral part of these statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Telephone and Data Systems, Inc. ("TDS" or "the Company") is a diversified telecommunications company providing high-quality telecommunications services to approximately 5.1 million wireless telephone and wireline telephone customers in 35 states at December 31, 2002. The Company conducts substantially all of its wireless telephone operations through its 82.2%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its Incumbent Local Exchange Carrier ("ILEC") and Competitive Local Exchange Carrier ("CLEC") wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

See Note 25 — Business Segment Information for summary financial information on each business segment.

PRINCIPLES OF CONSOLIDATION

The accounting policies of TDS conform to accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition and the wireless partnerships in which it has a majority general partnership interest or has a controlling financial interest. All material intercompany items have been eliminated.

BUSINESS COMBINATIONS

TDS uses the purchase method of accounting for business combinations. TDS includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts reported in prior years have been reclassified to conform to current period presentation. These reclassifications had no impact on previously reported operating revenue, net income and stockholders' equity.

In conjunction with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, the Company reviewed the balance sheet to identify and properly report all goodwill amounts in conjunction with the new standard. As a result of the review, the Company reclassified $475.7 million of wireless license costs, $32.8 million of deferred tax assets and $13.6 million of TDS Telecom ILEC property, plant and equipment to goodwill. The balance sheet as of December 31, 2001 has been reclassified to conform with current period presentation.

SFAS No. 145 "Rescission of SFAS No. 4, 44, and 64 and Technical Corrections" was issued in April 2002, and was effective for fiscal years beginning after May 15, 2002, with early application encouraged. The provisions of SFAS No. 145 preclude gains and losses on the extinguishment of debt from being classified as extraordinary. The Company elected to adopt SFAS No. 145 early and as a result no longer reports the retirement of Liquid Yield Option Notes ("LYONs") debt as extraordinary. LYONs losses on debt retirements of $5.7 million and $30.5 million, net of minority interest of $1.2 million and $6.4 million, respectively, for the years ended December 31, 2001 and 2000, respectively, previously recorded as extraordinary items, have been reclassified. Loss on extinguishment of debt of $7.0 million and $36.9 million for the years 2001 and 2000 are included in the Investment and Other Income (Expense) section of the Statements of Operations. The minority interest amounts are included in the Minority Share of Income caption. There were no income taxes associated with these losses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less.

Outstanding checks aggregating $47.8 million at December 31, 2001 were classified as Accounts payable in the Consolidated Balance Sheets.

MARKETABLE EQUITY SECURITIES

Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income (loss). Realized gains and losses are determined on the basis of specific identification.

The market values of marketable securities may fall below the accounting cost basis of such securities. Generally accepted accounting principles require management to determine whether a decline in fair value below the accounting cost basis is other than temporary. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income (loss) is recognized and recorded as a loss in the Statement of Operations.

Factors that management considers in determining whether a decrease in the market value of its securities is an other than temporary decline include if there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below historical cost; and whether TDS has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to historical cost levels.

During 2002, TDS began utilizing derivative financial instruments to reduce market risks due to fluctuations in market prices of marketable equity securities. At December 31, 2002, the Company had prepaid forward contracts ("forward contracts") maturing in 2007 and 2008 in connection with substantially all the Company's marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the other than temporary risk on these contracted securities.

DERIVATIVE INSTRUMENTS

The Company utilizes derivative financial instruments to reduce marketable equity security market value risks. The Company does not hold or issue derivative financial instruments for trading purposes. The Company recognizes all derivatives as either assets or liabilities in the statement of financial condition and measures those instruments at fair value. Changes in fair value of those instruments will be reported in earnings or Accumulated other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designations and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

WIRELESS LICENSE COSTS

Wireless license costs consist of costs incurred in acquiring Federal Communications Commission licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. Wireless license costs are intangible assets with indefinite useful lives and beginning January 1, 2002, with the implementation of SFAS No. 142, are not amortized. Prior to 2002, wireless license costs were amortized over 40 years.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. No impairment charges were recognized in 2002.

GOODWILL

The Company has substantial amounts of goodwill as a result of the acquisition of wireless licenses and markets, and the acquisition of operating telephone companies. Included in U.S. Cellular's goodwill is goodwill related to various acquisitions structured to be tax-free. No deferred taxes have been provided on this goodwill. TDS Telecom's goodwill reflects the costs in excess of the underlying fair value of the net tangible and intangible assets of acquired telephone companies. The Company adopted SFAS No. 142 on January 1, 2002, and no longer amortizes goodwill. Prior to 2002, goodwill was amortized over 40 years. Upon adoption of SFAS No. 142, the Company assessed its recorded balances of goodwill for potential impairment. Goodwill will be tested for impairment annually. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. No impairment charges were recognized in 2002.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consists of investments where the Company holds a less than 50% ownership interest. The Company follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where the Company's ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships. The cost method of accounting is followed for certain minority interests where the Company's ownership interest is less than 20% for corporations and 3% to 5% for partnerships, or where the Company does not have the ability to exercise significant influence.

PROPERTY, PLANT AND EQUIPMENT

U.S. Cellular

U.S. Cellular's property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses.

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Costs of developing new information systems are capitalized and amortized starting when each new system is placed in service.

TDS Telecom

Incumbent Local Exchange Operations

TDS Telecom's ILEC property, plant and equipment is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction.

Renewals and betterments of units of property are recorded as additions to telephone plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to accumulated depreciation. No gain or loss is recognized on ordinary retirements of depreciable telephone property. Repairs and renewals of minor units of property are charged to plant operations expense.

Cost of developing new information systems are capitalized and amortized starting when each new system is placed in service.

The Company's incumbent local telephone operations follow accounting for regulated enterprises prescribed by SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Management periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. Management believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

In analyzing the effects of discontinuing the application of SFAS No. 71, management has determined that the useful lives of plant assets used for regulatory and financial reporting purposes are consistent with generally accepted accounting principles and, therefore, any adjustments to telecommunications plant would be immaterial, as would be any write-off of regulatory assets and liabilities.

Competitive Local Exchange Operations

TDS Telecom's CLEC property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses.

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to expense. Repairs and renewals of minor units of property are charged to expense.

Cost of developing new information systems are capitalized and amortized starting when each new system is placed in service.

DEPRECIATION

U.S. Cellular provides for depreciation using the straight-line method over the estimated useful lives of the assets.

TDS Telecom's ILEC operations provide for depreciation on a group basis according to depreciable rates approved by State Public Utility Commissions. TDS Telecom's CLEC operations provide for depreciation using the straight-line method over the estimated useful lives of the assets.

REVENUE RECOGNITION

Revenues from wireless operations primarily consist of charges for access, airtime, roaming and value added services provided for U.S. Cellular's retail customers; charges to customers of other systems who use U.S. Cellular's systems when roaming; charges for long-distance calls made on U.S. Cellular's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers' customers using U.S. Cellular's systems for the last half of each month, are estimated and recorded.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular began selling handsets to agents beginning in the second quarter of 2002, at a price approximately equal to cost. In most cases, the agents receive a rebate from U.S. Cellular at the time the agents sign up a new customer or retain a current customer. The Company accounts for the sale of equipment to agents in accordance with Emerging Issues Task Force ("EITF") Statement 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This standard requires that equipment sales revenue be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets. In the fourth quarter of 2002, the Company determined that, in accordance with EITF 01-09, $3.4 million and $14.9 million of rebates recorded in operating expenses should have been reclassified as a reduction of equipment sales revenue for the second and third quarters of 2002, respectively. Additionally, the Company determined that an additional accrual of $2.9 million was required to account for its rebate exposure at September 30, 2002. As a result of these adjustments, the Company has restated its reported 2002 results for the second and third quarters of 2002.

Activation fees charged with the sale of service only are deferred and recognized over the average customer service period. Activation fees allocated to the sale of equipment and charged in conjunction with the sale of equipment and service are recorded as revenue at the time of sale.

Effective January 1, 2002, the Company adopted EITF Statement 00-21 "Accounting for Multiple Element Arrangements." Under this pronouncement, activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale. Upon the initial adoption of SAB 101 in 2000, had the Company deferred activation fees associated with the sales of equipment and service at the time of activation, with subsequent recognition over the expected customer service period, the financial results for all periods presented would not have been materially different from those originally reported. The effect of adopting EITF 00-21 did not have a material impact on any of the periods as originally reported.

Revenue from wireline operations primarily consists of charges for the provision of local telephone exchange service; compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks; and charges for (i) leasing, selling, installing and maintaining customer premise equipment, (ii) providing billing and collection services, (iii) providing internet services and (iv) selling digital broadcast satellite receivers. Revenues are recognized as services are rendered.

TDS's telephone subsidiaries participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdiction and by access charges in the interstate market. Revenues earned through the various pooling processes are initially recorded based on TDS Telecom's estimates.

Cumulative Effect of Accounting Change

Effective January 1, 2002, U.S. Cellular changed its method of accounting for commissions expenses related to customer activations and began deferring expense recognition of a portion of commissions expenses in the amount of activation fees revenue deferred. The Company believes this change is a preferable method of accounting for such costs primarily due to the fact that the new method of accounting provides for better matching of revenue from customer activations to direct incremental costs associated with these activations within each reporting period. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $3.4 million, net of tax of $3.0 million and minority interest of $1.2 million, or $.06 per diluted share. Upon the initial adoption of SAB 101 in 2000, had the Company deferred expense recognition for a portion of commission expenses in the amount of activation fees revenue deferred, Net Income (Loss) Available to Common, and Basic and Diluted Earnings per Share would have been ($198.1) million, ($3.38) and ($3.38), respectively, for the year ended December 31, 2001, and $2,237.7 million, $37.04 and $36.90, respectively, for the year ended December 31, 2000.

Effective January 1, 2000, U.S. Cellular changed its method of accounting for certain activation and reconnect fees charged to its customers when initiating service through its retail and direct channels or when resuming service after suspension. The cumulative effect of this accounting change on periods prior to 2000 was recorded in 2000 reducing net income by $3.8 million, net of taxes of $3.7 million and minority interest of $820,000, or $.06 per diluted share.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. Advertising expense totaled $105.3 million, $77.2 million and $77.0 million in 2002, 2001 and 2000, respectively.

BAD DEBT EXPENSE

Bad debt expense totaled $84.9 million, $28.5 million and $27.8 million in 2002, 2001 and 2000, respectively.

INCOME TAXES

TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

STOCK-BASED COMPENSATION

The Company accounts for stock options, stock appreciation rights ("SARs") and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation."

No compensation costs have been recognized for the stock option and employee stock purchase plans. Had compensation cost for all plans been determined consistent with SFAS No. 123, the Company's net income available to common and earnings per share would have been reduced to the following pro forma amounts.

Year Ended December 31,	2002	2001	2000
	(Dollars in thousands, except per share amounts)		
Net Income (Loss)			
Available to Common			
As Reported	$ (984,798)	$ (198,513)	$ 2,236,498
Pro Forma Expense	(11,503)	(5,429)	(7,503)
Pro Forma	(996,301)	(203,942)	2,228,995
Basic Earnings per Share from Net Income (Loss) Available to Common			
As Reported	(16.79)	(3.38)	37.32
Pro Forma Expense	(.20)	(.10)	(.12)
Pro Forma	(16.99)	(3.48)	37.20
Diluted Earnings per Share from Net Income (Loss) Available to Common			
As Reported	(16.79)	(3.38)	36.88
Pro Forma Expense	(.20)	(.10)	(.13)
Pro Forma	$ (16.99)	$ (3.48)	$ 36.75

ASSET IMPAIRMENT

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and will become effective for the Company beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

U.S. Cellular has reviewed its contractual obligations under SFAS No. 143 and has determined that, based upon its historical experience with asset retirements, the impact of adopting this standard will not have a material effect on its financial position and results of operations.

TDS Telecom's incumbent local telephone companies follow the provisions of SFAS No. 71, and therefore conform to the accounting principles as prescribed by the respective state public utilities commissions and other federal agencies, and where applicable, accounting principles generally accepted in the United States of America. On December 20, 2002, the Federal Communications Commission ("FCC") notified carriers by Order that it will not adopt SFAS No. 143 since the FCC concluded that SFAS No. 143 conflicted with the FCC's current accounting rules that require incumbent local telephone companies to accrue for asset retirement obligations through prescribed depreciation rates. Pursuant to the FCC's order, and the provisions of SFAS No. 71, the Company has determined that the adoption of SFAS No. 143 will not have a material impact on the financial position or results of operations of the Company's regulated telephone companies.

TDS Telecom's unregulated telephone enterprises will adopt SFAS No. 143 effective January 1, 2003, and the Company has determined that this standard will not have a material impact on the Company's financial position or results of operations.

FASB Interpretation ("FIN") No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued in November 2002. FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for periods ending after December 15, 2002. The initial recognition and initial measurement provisions shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure provisions in 2002 and will adopt the recognition and measurement provisions for guarantees issued or modified after December 31, 2002.

2 INCOME TAXES

Income tax provisions charged to income (loss) from continuing operations before minority interest are summarized as follows.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Current			
Federal	$ 1,273	$ 184,562	$126,596
State	2,365	36,936	23,255
Foreign	7,068	—	—
Deferred			
Federal	(491,616)	(210,893)	6,196
State	(96,090)	(55,513)	(6,566)
Total income tax expense (benefit) from continuing operations	$ (577,000)	$ (44,908)	$149,481

A reconciliation of the Company's income tax expense (benefit) from continuing operations computed at the statutory rate to the reported income tax expense (benefit) from continuing operations, and the statutory federal income tax (benefit) rate to the Company's effective income tax (benefit) rate from continuing operations, is as follows.

Year Ended December 31,	2002 Amount	2002 Rate	2001 Amount	2001 Rate	2000 Amount	2000 Rate
			(Dollars in millions)			
Statutory federal income tax (benefit)	$(544.5)	(35.0)%	$(62.6)	(35.0)%	$108.3	35.0%
State income taxes, net of federal benefit	(57.2)	(3.7)	(4.8)	(2.7)	10.7	3.4
Amortization of license costs and costs in excess of book value	—	—	6.3	3.5	4.7	1.5
Minority share of income not included in consolidated tax return	(4.3)	(.3)	(2.6)	(1.5)	(1.2)	(.4)
Sale of investments	12.6	.8	3.1	1.7	11.3	3.6
Resolution of prior period tax issues	11.5	.7	9.8	5.5	3.6	1.2
Foreign tax	4.6	.3	—	—	—	—
Debt extinguishment	—	—	2.4	1.4	12.9	4.2
Other differences, net	.3	.1	3.5	2.0	(.8)	(.2)
Total income tax	$(577.0)	(37.1)%	$(44.9)	(25.1)%	$149.5	48.3%

Income from continuing operations for each of the three years ended December 31, 2002, includes gains and losses (reported in the caption "Gain (loss) on marketable securities and other investments" in the Statements of Operations) that significantly affected income (loss) from continuing operations before income taxes and minority interest and income tax expense. The effective income tax rate excluding such gains and losses was 43.1%, 45.2%, and 45.4% for the years ended December 31, 2002, 2001, and 2000, respectively.

Income tax provisions charged to net income (loss) are summarized as follows.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Current			
Federal	$ 1,273	$ 184,562	$ 85,149
State	2,365	36,936	16,642
Foreign	7,068	—	—
Deferred			
Federal	(489,183)	(204,469)	1,299,481
State	(95,573)	(55,513)	234,081
Total income tax expense (benefit)	$ (574,050)	$ (38,484)	$1,635,353

The Company's current net deferred tax assets totaled $20.3 million and $3.6 million as of December 31, 2002 and 2001, respectively. The net current deferred tax asset primarily represents the deferred tax effects of the allowance for doubtful accounts on customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows.

December 31,	2002	2001
	(Dollars in thousands)	
Deferred Tax Asset		
Net operating loss carryforwards	$ 80,645	$ 46,526
Derivative accounting	32,473	—
Partnership investments	17,568	5,970
Other	—	1,962
	130,686	54,458
Less valuation allowance	(54,816)	(35,927)
Total Deferred Tax Asset	75,870	18,531
Deferred Tax Liability		
Marketable equity securities	739,045	1,137,518
Property, plant and equipment	372,444	178,869
Licenses	130,073	113,206
Other	4,813	—
Total Deferred Tax Liability	1,246,375	1,429,593
Net Deferred Income Tax Liability	$1,170,505	$1,411,062

TDS had $53.9 million of federal net operating loss carryforward (generating a $18.8 million deferred tax asset) at December 31, 2002, resulting from a 2002 federal taxable loss, expiring in 2022, available to offset future taxable income. In addition, TDS and certain subsidiaries had $740.8 million of state net operating loss carryforward (generating a $54.2 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the loss. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns, had a federal net operating loss carryforward (generating a $7.6 million deferred tax asset) available to offset future taxable income which expires between 2003 and 2022. A valuation allowance was established for the state operating loss carryforward and the federal operating loss carryforward for those subsidiaries not included in the federal income tax return since it is more than likely that a portion will expire before such carryforwards can be utilized.

3 EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using net income available to common and weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the potential conversion of preferred stock to common shares. The diluted loss per share calculation for years ended December 31, 2002 and 2001, excludes the effect of the potentially dilutive securities because their inclusion would be anti-dilutive.

The amounts used in computing earnings per share from continuing operations and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Basic Earnings per Share			
Income (Loss) from Continuing Operations	$ (987,737)	$ (173,963)	$ 115,056
Preferred Dividend Requirement	(427)	(458)	(504)
Income (Loss) from Continuing Operations Available to Common	(988,164)	(174,421)	114,552
Discontinued Operations Gain (Loss) on Disposal	—	(24,092)	2,125,787
Cumulative Effect of Accounting Change	3,366	—	(3,841)
Net Income (Loss) Available to Common used in Basic Earnings per Share	$ (984,798)	$ (198,513)	$2,236,498

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Diluted Earnings per Share			
Income (Loss) from Continuing Operations Available to Common used in Basic Earnings per Share	$ (988,164)	$ (174,421)	$ 114,552
Reduction in preferred dividends if Preferred Shares converted into Common Shares	—	—	446
Minority Income Adjustment[1]	—	—	(798)
Income (Loss) from Continuing Operations Available to Common	(988,164)	(174,421)	114,200
Discontinued Operations Gain (Loss) on Disposal	—	(24,092)	2,125,787
Cumulative Effect of Accounting Change	3,366	—	(3,841)
Net Income (Loss) Available to Common used in Diluted Earnings per Share	$ (984,798)	$ (198,513)	$2,236,146

(1) The minority income adjustment reflects the additional minority share of U.S. Cellular's income computed as if all of U.S. Cellular's issuable securities were outstanding.

Year Ended December 31,	2002	2001	2000
		(Shares in thousands)	
Weighted Average Number of Common Shares used in Basic Earnings per Share	58,644	58,661	59,922
Effect of Dilutive Securities:			
Common Shares outstanding if Preferred Shares converted[1]	—	—	206
Stock options[2]	—	—	498
Common Shares issuable	—	—	10
Weighted Average Number of Common Shares used in Diluted Earnings per Share	58,644	58,661	60,636

(1) Preferred Shares convertible into 231,013 Common Shares in 2002 and 239,514 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were anti-dilutive.

(2) Stock options convertible into 1,792,639 Common Shares in 2002 and 1,381,041 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were anti-dilutive.

Year Ended December 31,	2002	2001	2000
Basic Earnings per Share			
Continuing Operations	$ (16.85)	$ (2.97)	$ 1.91
Discontinued Operations			
Gain (loss) on disposal	—	(.41)	35.47
Cumulative effect of accounting change	.06	—	(.06)
	$ (16.79)	$ (3.38)	$ 37.32

Year Ended December 31,	2002	2001	2000
Diluted Earnings per Share			
Continuing Operations	$ (16.85)	$ (2.97)	$ 1.88
Discontinued Operations			
Gain (loss) on disposal	—	(.41)	35.06
Cumulative effect of accounting change	.06	—	(.06)
	$ (16.79)	$ (3.38)	$ 36.88

4 MARKETABLE EQUITY SECURITIES

Information regarding the Company's marketable equity securities is summarized as follows.

December 31,	2002	2001
	(Dollars in thousands)	
Deutsche Telekom AG 131,461,861 Ordinary Shares	$1,689,285	$2,257,200
Vodafone AirTouch plc 12,945,915 ADRs	234,580	332,451
VeriSign, Inc. 2,525,786 Common Shares	20,257	92,998
Rural Cellular Corporation 719,396 equivalent Common Shares	611	16,006
Other	206	1,575
Aggregate Fair Value	1,944,939	2,700,230
Accounting Cost Basis[1]	1,545,713	3,303,106
Gross Unrealized Holding Gains (Losses)	399,226	(602,876)
Income Tax (Expense) Benefit	(155,794)	236,331
Unrealized Holding Gains (Losses), net of tax	243,432	(366,545)
Derivatives, net of tax	(50,508)	—
Equity Method Unrealized Gains	615	397
Minority Share of Unrealized Holding (Gains) Losses	(1,835)	14,028
Accumulated Other Comprehensive Income (loss)	$ 191,704	$ (352,120)

(1) The accounting cost basis of the marketable equity securities was reduced by an other than temporary loss of $1,757.5 million recognized during 2002.

The Company holds a substantial amount of marketable securities that are publicly traded and can have volatile share prices. The market values of the marketable securities may fall below the accounting cost basis of such securities. If management determines the decline in value of the marketable securities to be other than temporary, the unrealized loss included in other comprehensive income is recognized and recorded as a loss in the Statement of Operations.

In 2002, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $1,757.5 million loss to the statement of operations and reduced the accounting cost basis of such marketable equity securities by a corresponding amount. The loss is reported in the caption "Gain (loss) on marketable securities and other investments" in the Statements of Operations.

The merger of Deutsche Telekom AG and VoiceStream Wireless Corporation was completed in 2001. As a result of the merger, the Company's VoiceStream common shares were converted into 131,461,861 Deutsche Telekom AG ordinary shares and the Company received $570.0 million in cash. The merger of VeriSign, Inc. and Illuminet Holdings, Inc. was also completed in 2001. As a result of the merger, the Company's 2,628,748 Illuminet shares (including 138,736 shares acquired through the acquisition of Chorus Communications Group, Ltd. in 2001) were converted into 2,444,735 VeriSign, Inc. shares. The Company recognized a $644.9 million loss as a result of the merger of Deutsche Telekom and VoiceStream. The Company recognized a $96.1 million gain as a result of the VeriSign, Inc. acquisition of Illuminet Holdings, Inc. The Company recognizes gains and losses on the difference between the accounting basis of the shares given up and the fair value of the shares and cash, if any, received.

5 WIRELESS LICENSE COSTS/GOODWILL

Following is a schedule of activity of wireless license costs.

December 31,	2002	2001	2000
		(Dollars in thousands)	
Balance, beginning of year	$ 858,792	$ 857,608	$ 822,554
Additions	181,510	112,068	64,978
Amortization	—	(22,734)	(23,116)
Sales	—	—	(9,234)
Deposit receivable from FCC	—	(56,060)	—
Other changes	(1,746)	(32,090)	2,426
Balance, end of year	$1,038,556	$ 858,792	$ 857,608

Accumulated amortization of wireless license costs was $168.7 million at December 31, 2002 and 2001. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company ceased the amortization of license costs.

In 2001, a consolidated joint venture had deposits with the FCC totaling $56.1 million for certain wireless licenses. At December 31, 2001, the licenses were subject to litigation and the probable outcome was the joint venture receiving a refund of the deposit. Accordingly, the $56.1 million deposit was reclassified from license cost to a current asset. The joint venture received the refund in 2002.

Following is a schedule of activity of goodwill.

December 31,	2002	2001	2000
		(Dollars in thousands)	
Consolidated Beginning Balance	$ 870,801	$654,335	$590,841
U.S. Cellular			
Balance, beginning of year	473,975	400,966	380,866
Acquisitions	172,263	53,610	27,794
Amortization	—	(13,756)	(10,724)
Other	(2,609)	33,155	3,030
Balance, end of year	643,629	473,975	400,966
TDS Telecom - ILEC			
Balance, beginning of year	332,848	210,320	184,885
Acquisitions	64,231	129,172	31,657
Amortization	—	(6,644)	(6,222)
Other	403	—	—
Balance, end of year	397,482	332,848	210,320
TDS Telecom - CLEC			
Balance, beginning of year	29,440	7,436	7,661
Acquisitions	—	22,229	—
Amortization	—	(225)	(225)
Balance, end of year	29,440	29,440	7,436
Other			
Balance, beginning of year	34,538	35,613	17,429
Acquisitions	—	—	18,714
Amortization	—	(1,075)	(530)
Other	1,362	—	—
Balance, end of year	35,900	34,538	35,613
Net Change	235,650	216,466	63,494
Consolidated Ending Balance	$1,106,451	$870,801	$654,335

Accumulated amortization of goodwill was $148.8 million at December 31, 2002 and 2001. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company ceased the amortization of goodwill.

Net income (loss) adjusted to exclude license and goodwill amortization expense, net of tax, recorded in the year ended December 31, 2002, 2001 and 2000 is summarized below.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Net Income (Loss)	$ (984,371)	$ (198,055)	$2,237,002
Amortization, net of tax and minority interest effect of			
License costs	—	14,215	13,827
Goodwill	—	13,788	11,068
Goodwill for equity method investments	—	1,504	1,428
Adjusted Net Income (Loss)	$ (984,371)	$ (168,548)	$2,263,325
Basic earnings per share:			
Net Income (Loss)	$ (16.79)	$ (3.38)	$ 37.32
Amortization, net of tax and minority interest	—	.50	.44
Adjusted Earnings per Share	$ (16.79)	$ (2.88)	$ 37.76
Diluted Earnings Per Share:			
Net Income (Loss)	$ (16.79)	$ (3.38)	$ 36.88
Amortization, net of tax and minority interest	—	.50	.43
Adjusted Earnings per Share	$ (16.79)	$ (2.88)	$ 37.31

6 CUSTOMER LISTS

The customer lists, intangible assets from the acquisition of wireless properties, are being amortized based on average customer retention periods using the declining balance method. Amortization expense was $6.6 million for the year ended December 31, 2002. Amortization expense for the years 2003 - 2007 is expected to be $15.6 million, $9.5 million, $5.8 million, $3.5 million and $2.1 million, respectively.

7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Following is a schedule of activity of investments in unconsolidated entities.

December 31,	2002	2001	2000
		(Dollars in thousands)	
Balance, beginning of year	$233,678	$182,325	$240,709
Investment Income	43,675	50,639	38,723
Distributions	(31,201)	(14,729)	(33,787)
Amortization	—	(1,257)	(9,291)
Acquisitions	—	23,000	50,093
Sales	—	(2,305)	(33,095)
Impairment write downs	(32,716)	—	(69,360)
Reclass to accounts receivable	(4,700)	—	—
Other	(2,741)	(3,995)	(1,667)
Balance, end of year	$205,995	$233,678	$182,325

Equity method investments aggregated $189.4 million and $179.9 million at December 31, 2002 and 2001, respectively. Income and losses from these entities are reflected in the Consolidated Statements of Operations on a pretax basis as Investment income. At December 31, 2002, the cumulative share of income from minority investments accounted for under the equity method was $342.5 million, of which $131.2 million was undistributed. Cost method investments aggregated $16.6 million and $53.8 million at December 31, 2002 and 2001, respectively.

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2002, $167.8 million represented the investment in underlying equity and $38.2 million in unamortized goodwill. Beginning January 1, 2002, upon implementation of SFAS No. 142, the Company ceased the amortization of equity method goodwill. Prior to 2002, these costs were amortized from 10 to 40 years.

During 2002, TDS reduced the carrying value of two wireless minority investments. The Company withdrew from one partnership and reduced the carrying value by $25.4 million to $5.1 million, the amount the Company expected to receive from the partnership as a result of the withdrawal. The Company reduced the carrying amount of another minority interest by $7.3 million to estimated fair market value based on a cash flow analysis. These charges, aggregating $32.7 million, were included in Gain (Loss) on marketable securities and other investments on the Statements of Operations.

During 2000, TDS reduced the carrying value of its investment (including $11.0 million of notes receivable) in TSR Wireless Holdings, LLC by $80.4 million to zero. In December 2000, TSR Wireless filed for Chapter 7 bankruptcy. These charges were included in the caption Gain (loss) on marketable securities and other investments in the Consolidated Statements of Operations.

The Company's more significant investments in unconsolidated entities consist of the following.

December 31,	Percentage Ownership 2002	2001
Cellular investments		
Los Angeles SMSA Limited Partnership	5.5%	5.5%
Volcano Communications Company	45.0%	45.0%
Raleigh-Durham MSA Limited Partnership	8.0%	8.0%
Midwest Wireless Communications, LLC	15.7%	15.7%
North Carolina RSA 1 Partnership	50.0%	50.0%
Oklahoma City SMSA Limited Partnership	14.6%	14.6%

Based primarily on data furnished to the Company by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of the entities for which TDS's investments are accounted for by the equity method.

December 31,	2002	2001
	(Dollars in thousands)	
Assets		
Current	$ 240,000	$ 278,000
Due from affiliates	249,000	371,000
Property and other	1,558,000	1,431,000
	$2,047,000	$ 2,080,000
Liabilities and Equity		
Current liabilities	$ 176,000	$ 215,000
Due to affiliates	3,000	24,000
Deferred credits	90,000	123,000
Long-term debt	37,000	43,000
Partners' capital and stockholders' equity	1,741,000	1,675,000
	$2,047,000	$ 2,080,000

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Results of Operations			
Revenues	$2,184,000	$2,107,000	$1,996,000
Costs and expenses	1,699,000	1,504,000	1,472,000
Operating Income	485,000	603,000	524,000
Other income (expense)	18,000	(1,000)	(13,000)
Interest expense	(2,000)	(4,000)	(21,000)
Income taxes	(2,000)	(5,000)	(6,000)
Net income	$ 499,000	$ 593,000	$ 484,000

8 NOTES RECEIVABLE

Notes receivable at December 31, 2001, reflect primarily loans to Airadigm Communications, Inc. ($52.7 million) and Kington Management Corporation ($44.2 million). The notes related to the funding of Airadigm's operations and the purchase by Kington of certain of U.S. Cellular's minority interests in 2000. The values of the notes were directly related to the values of certain assets and contractual rights of Airadigm and the value of the minority wireless market interests.

As a result of changes in business strategies and other events, in 2002 management reviewed the Airadigm business plan and reviewed the fair market value of the wireless markets, including a third party fair value analysis, and concluded that the notes receivable were impaired. The Company recorded valuation allowances against the Airadigm notes receivable reducing the carrying value by $55.1 million to zero and wrote off $1.1 million of capitalized costs. The Kington notes were written down by $38.1 million to net realizable value. These losses were included in the caption Gain (Loss) on Marketable Securities and Other Investment in the Statement of Operations. The carrying value of the receivable at December 31, 2002 was $7.8 million. The Company received payment of approximately $7.6 million in January 2003 and expects to receive the remaining amount from Kington at a later date.

9 PROPERTY, PLANT AND EQUIPMENT

U.S. CELLULAR

U.S. Cellular's property, plant and equipment consists of the following.

December 31,	2002	2001
	(Dollars in thousands)	
Cell site-related equipment	**$1,664,154**	$1,274,315
Land, buildings and leasehold improvements	**523,971**	370,732
Switching-related equipment	**399,086**	251,706
Office furniture and equipment	**183,285**	132,305
Systems development	**230,084**	168,591
Other operating equipment	**113,974**	86,796
Work in process	**172,996**	137,162
	3,287,550	2,421,607
Accumulated depreciation	**1,139,118**	893,802
	$2,148,432	$1,527,805

Useful lives range from four to twenty-five years for cell site-related equipment, ten to twenty years for buildings and leasehold improvements, three to eight years for switching-related equipment, three to five years for office furniture and equipment, three to seven years for systems development, and ten years for other operating equipment. Depreciation expense totaled $312.0 million, $237.3 million and $205.9 million in 2002, 2001 and 2000, respectively.

TDS TELECOM

TDS Telecom's property, plant and equipment consists of the following.

December 31,	2002	2001
	(Dollars in thousands)	
Incumbent Local Exchange Operations		
Cable and wire	**$1,015,701**	$ 937,451
Central office equipment	**584,137**	533,896
Office furniture and equipment	**122,092**	109,684
Systems development	**77,352**	73,628
Land and buildings	**83,549**	80,445
Other equipment	**63,318**	61,072
Work in process	**23,057**	21,879
	1,969,206	1,818,055
Accumulated depreciation	**1,119,016**	977,388
	850,190	840,667
Competitive Local Exchange Operations		
Cable and wire	**67,062**	53,903
Central office equipment	**144,293**	122,969
Office furniture and equipment	**36,182**	26,172
Systems development	**7,572**	4,155
Land and buildings	**476**	887
Other equipment	**4,779**	2,713
Work in process	**10,132**	11,895
	270,496	222,694
Accumulated depreciation	**72,875**	46,727
	197,621	175,967
Total	**$1,047,811**	$1,016,634

Useful lives of ILEC property range from fifteen to twenty years for cable and wire, eight to twelve years for central office equipment, five to ten years for office furniture and equipment, five to seven years for systems development and ten to fifteen years for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 6.2% in 2002, 7.2% in 2001 and 7.3% in 2000. Depreciation expense totaled $128.0 million, $123.7 million and $117.5 million in 2002, 2001 and 2000, respectively.

Useful lives of CLEC property range from fifteen to twenty years for cable and wire, eight to twelve years for central office equipment, five to ten years for office furniture and equipment, five to seven years for systems development and ten to fifteen years for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 12.7% in 2002, 12.9% in 2001 and 12.2% in 2000. Depreciation expense totaled $28.9 million, $17.3 million and $9.0 million in 2002, 2001 and 2000, respectively.

10 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures for interest and income taxes paid and certain noncash transactions.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Interest paid	**$113,942**	$ 91,629	$82,629
Income taxes paid	**61,896**	220,163	75,029
Common Shares issued for conversion of Preferred Shares	**122**	250	472
Conversion of LYONs for Common Shares of U.S. Cellular	**—**	29,642	62,560
Notes issued for the Chicago acquisition	**$175,000**	$ —	$ —

11 ACQUISITIONS

Cash expenditures for acquisitions aggregated $531.2 million in 2002, $392.8 million in 2001 and $200.7 million in 2000.

2002 ACQUISITIONS
On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20 MHz, LLC ("Chicago 20 MHz") from PrimeCo Wireless Communications LLC ("PrimeCo"). Chicago 20MHz operates a wireless system in the Chicago Major Trading Area ("MTA"). Chicago 20MHz is the holder of certain FCC licenses, including a 20 megahertz PCS license in the Chicago MTA (excluding Kenosha County, WI) covering 13.2 million population equivalents ("POPs").

The purchase price was $617.8 million. U.S. Cellular financed the purchase using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS and a $10.5 million accrued payable. The Company has included the Chicago 20MHz results of operations in the Statement of Operations subsequent to the purchase date.

An independent appraiser completed a valuation of Chicago 20 MHz's assets. The tangible fixed assets were valued at net book value. The PCS licenses were valued at $163.5 million. These licenses have an indefinite life and are not being amortized. The customer list was assigned a value of $43.4 million. This intangible is being amortized based on a 30 month average customer retention period using the declining balance method.

Total goodwill attributed to the Chicago acquisition aggregated $168.4 million, and is not being amortized for financial reporting purposes. In January 2003, U.S. Cellular repaid the $45.2 million outstanding 9% Series A Notes at 90% of face value. The $4.5 million gain on retirement of the 9% Series A Notes will be credited to goodwill, reducing the aggregate goodwill attributed to the Chicago acquisition to $163.9 million. Goodwill is deductible for tax purposes and will be amortized over 15 years for tax purposes.

The following table summarizes the estimated fair values of the PrimeCo assets acquired and liabilities assumed at the date of acquisition.

	August 7, 2002
	(Dollars in thousands)
Current assets, excluding $6,984 cash acquired	$ 34,081
Property, plant and equipment	235,953
Other assets	815
Customer list	43,400
Licenses	163,500
Goodwill	168,436
Total assets acquired	646,185
Current liabilities	(22,518)
Non-current liabilities	(1,300)
Total liabilities acquired	(23,818)
Net assets purchased	622,367
Notes issued to PrimeCo	(175,000)
Accrued but unpaid items	(15,500)
Cash required	$ 431,867

In addition, the Company acquired two incumbent local telephone companies, three additional PCS licenses and additional minority interests in majority-owned markets during 2002. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed.

The goodwill acquired in these acquisitions is not deductible for tax purposes.

	2002
	(Dollars in thousands)
Current assets, excluding $3,366 cash acquired	$ 6,454
Property, plant and equipment	24,640
Cellular licenses	18,010
Goodwill - U.S. Cellular	3,827
Goodwill - TDS Telecom	64,231
Other assets	2,068
Current liabilities	(5,450)
Long-term debt	(9,767)
Deferred credits	(3,080)
Other liabilities	(1,627)
Cash required	$99,306

In aggregate, the 2002 acquisitions increased wireless license costs by $181.5 million, U.S. Cellular goodwill by $172.3 million and TDS Telecom's ILEC goodwill by $64.2 million.

2001 ACQUISITIONS
On September 4, 2001, the Company acquired 100 percent of the outstanding common shares of Chorus Communications Group, Ltd. The aggregate purchase price was $202.8 million in cash, excluding cash acquired. The results of Chorus' operations are included in the consolidated financial statements since that date. Chorus is a telecommunications company serving approximately 43,000 business and residential access lines and 27,000 Internet customers primarily in Wisconsin. Its other operations include selling, installing and servicing business telephone and videoconferencing systems, data networks, internet access and long-distance.

The following table summarizes the estimated fair values of the Chorus assets acquired and liabilities assumed at the date of acquisition.

	September 4, 2001
	(Dollars in thousands)
Current assets, excluding $9,800 cash acquired	$ 9,089
Property, plant and equipment	55,170
Investment in unconsolidated entities	23,000
Other assets	5,445
Goodwill	149,969
Total assets acquired	242,673
Current liabilities	(26,546)
Non-current liabilities	(7,307)
Long-term debt	(5,997)
Total liabilities assumed	(39,850)
Cash required	$202,823

The goodwill was assigned to the ILEC segment ($127.8 million) and to the CLEC segment ($22.2 million). None of the goodwill is expected to be deductible for tax purposes.

In addition, during 2001 the Company acquired 100 percent of an operating cellular market for $56.2 million in cash, certain PCS licenses for $124.1 million in cash and a small incumbent local telephone company and certain other assets for $9.7 million in cash and $1.1 million of deferred cash payments.

In aggregate, the 2001 acquisitions increased wireless license costs by $112.1 million; U.S. Cellular goodwill by $53.6 million; TDS Telecom's ILEC and CLEC goodwill by $129.2 million and $22.2 million, respectively; and investments in unconsolidated entities by $23.0 million.

2000 ACQUISITIONS

During 2000, the Company acquired 100 percent of the stock of Southeast Telephone Company, an incumbent local telephone company serving approximately 10,000 access lines in southeastern Wisconsin, for $39.5 million in cash (net of cash acquired). The Company also acquired additional interests in majority-owned operations and in certain unconsolidated entities during 2000. The Company purchased the 48.7% interest in an incumbent local telephone company it did not own for $52.5 million in cash; purchased additional interests in certain majority-owned wireless markets for $18.5 million in cash; made a deposit on certain PCS licenses totaling $51.1 million; and purchased additional interests in certain wireless markets where the Company holds a minority position for $39.1 million in cash and $13.0 million of deferred cash payments. These expenditures increased wireless license costs by $65.0 million, U.S. Cellular goodwill by $27.8 million, TDS Telecom's ILEC goodwill by $31.6 million, other goodwill by $18.7 million, and investments in unconsolidated entities by $50.1 million.

Assuming the acquisitions accounted for as purchases during the period January 1, 2001 to December 31, 2002, had taken place on January 1, 2001, unaudited proforma results of operations would have been as follows:

Year Ended December,	2002	2001
	(Unaudited, dollars in thousands)	
Operating revenues	$ 3,111,456	$2,883,742
Net (loss)	(1,015,194)	(213,242)
(Loss) per share - basic and diluted	$ (17.26)	$ (3.64)

12 GAIN (LOSS) ON MARKETABLE SECURITIES AND OTHER INVESTMENTS

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Marketable securities other than temporary losses	$ (1,757,471)	$ —	$ —
Notes receivable impairment	(93,978)	—	—
Impairment of unconsolidated interests	(32,716)	—	—
Other	(4,226)	487	—
Deutsche Telekom/ VoiceStream merger	—	(644,929)	—
VeriSign/Illuminet merger	—	96,137	—
Sale of wireless interests	—	—	53,618
Litigation proceeds	—	—	42,457
TSR Wireless write down	—	—	(80,359)
	$ (1,888,391)	$(548,305)	$15,716

Gain (loss) on marketable securities and other investments in 2002 includes an other than temporary investment loss of $1,757.5 million on the Company's marketable securities. The accounting cost basis of the Company's marketable securities was written down to market value upon determining that the unrealized losses on the securities were other than temporary.

TDS had certain notes receivable from Airadigm Communications, Inc. and Kington Management Corporation. During 2002, management concluded that the notes receivable were impaired, and accordingly, recorded a $54.8 million valuation allowance to reduce the Airadigm note receivable to zero, charged $1.1 million of capitalized costs to expense and reduced the Kington note receivable by $38.1 million to net realizable value.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million to the write down of a wireless investment to fair value and $4.2 million to the reduction in value of a land purchase option.

The Company recognized a $644.9 million loss as a result of the VoiceStream Wireless Corporation merger with Deutsche Telekom AG and a $96.1 million gain as a result of the VeriSign, Inc. acquisition of Illuminet Holdings, Inc. in 2001. TDS received a final bankruptcy settlement totaling $0.5 million in 2001.

The sale of non-strategic cellular interests, the write down of the carrying value of the investment in TSR Wireless and the settlement of a legal matter generated net gains totaling $15.7 million in 2000.

These transactions generated net cash proceeds of $570.5 million and $115.4 million in 2001 and 2000, respectively.

13 NOTES PAYABLE

The Company has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt and equity securities from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic cellular and other investments from time to time have also been used to reduce short-term debt.

TDS had a $600 million revolving credit facility with a group of banks at December 31, 2002, and had $3.3 million of letters of credit outstanding against the revolving credit facility leaving $596.7 million available for use. The terms of the revolving credit facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus a margin percentage based on the Company's credit rating. At December 31, 2002, the margin percentage was 30 basis points (for a rate of 1.68%). The margin percentage increases by 10 basis points if more than 50% of the facility is outstanding. Interest and principal are due the last day of the borrowing period, as selected by TDS, of either seven days or one, two, three or six months. TDS pays facility and administration fees at an aggregate annual rate of 0.146% of the total $600 million facility. The credit facility expires in January 2007.

TDS also had $87 million in direct bank lines of credit at December 31, 2002, all of which were unused. Effective January 1, 2003, $12.0 million of bank lines of credit expired and were not renewed. The terms of the direct bank lines of credit provide for borrowings at negotiated rates up to the prime rate.

U.S. Cellular had a $500 million revolving credit facility with a group of banks at December 31, 2002, $40 million of which was unused. The terms of the credit facility provide for borrowings with interest at the LIBOR rate plus a margin percentage based on the Company's credit rating. At December 31, 2002, the margin percentage was 19.5 basis points (for a rate of 1.58%). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.142% of the total $500 million facility. The credit facility expires in August 2004.

U.S. Cellular had an additional $325 million revolving credit facility with a group of banks at December 31, 2002, all of which was unused. The terms of the credit facility provide for borrowings with interest at the LIBOR rate plus a margin percentage based on the Company's credit rating. At December 31, 2002, the margin percentage was 55 basis points (for a rate of 1.93%). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of .20% of the total $325 million facility. The credit facility expires in June 2007.

Information concerning notes payable is shown in the table that follows.

Year Ended December 31,	2002	2001
	(Dollars in thousands)	
Balance at end of year	$461,792	$265,300
Weighted average interest rate at end of year	1.7%	2.4%
Maximum amount outstanding during the year	$483,442	$584,850
Average amount outstanding during the year[1]	$276,283	$412,804
Weighted average interest rate during the year[1]	2.0%	4.3%

(1) The average was computed based on month-end balances.

14 LONG-TERM DEBT

Long-term debt is as follows.

December 31,	2002	2001
	(Dollars in thousands)	
Telephone and Data Systems, Inc. (Parent)		
7.6% Series A Notes, due in 2041	$ 500,000	$ 500,000
Medium-term notes, averaging 9.0%		
9.2% due in 2007	—	22,000
8.0% to 10.0% due 2021-2025	122,700	151,700
	122,700	173,700
7.0% Notes, maturing in 2006	200,000	200,000
Purchase contracts, averaging 6.5%, due through 2021	1,177	1,283
Total Parent	823,877	874,983
Subsidiaries		
U.S. Cellular		
6.0% zero coupon convertible redeemable debentures (LYONs), maturing in 2015	310,749	310,941
Unamortized discount	(162,145)	(170,785)
	148,604	140,156
7.25% Notes, maturing in 2007	250,000	250,000
8.75% Senior Notes, maturing in 2032	130,000	—
9% Series A Notes, repurchased in 2003	45,200	—
Other, 9.0% due 2005-2010	13,000	13,000
TDS Telecom		
RUS, RTB and FFB Mortgage		
Notes, various rates averaging 5.5% in 2002 and 5.6% in 2001, due through 2031	266,234	279,287
Other long-term notes, various rates averaging 7.6% in 2002 and 7.2% in 2001, due through 2006	14,692	9,631
Other Subsidiaries		
Long-term notes and leases, 6.8% to 7.9%, due through 2009	14,499	8,168
Total Subsidiaries	882,229	700,242
Total long-term debt	1,706,106	1,575,225
Less: Current portion of long-term debt	64,482	67,461
Total long-term debt, excluding current portion	$1,641,624	$1,507,764

TELEPHONE AND DATA SYSTEMS, INC. (PARENT)
TDS sold $500 million principal amount of 7.6% unsecured Series A Notes in 2001 with proceeds to the Company of $484.2 million. The notes are due in 2041. Interest is payable quarterly. The notes are redeemable by the Company beginning December 2006 at 100% of the principal amount plus accrued and unpaid interest.

The Medium-Term Notes ("MTNs") mature at various times from 2021 to 2025. Interest is payable semi-annually. The MTNs are unsecured and may be redeemed by the Company at par value plus accrued but unpaid interest. TDS redeemed MTNs aggregating $51.0 million in 2002 and $65.5 million in 2001. As of December 31, 2002, MTNs aggregating $65.5 million, $17.2 million and $40.0 million have initial redemption dates in 2003, 2005 and 2006, respectively.

The 7.0% unsecured notes are due August 2006. Interest is payable semi-annually. The notes are redeemable at any time at the option of the Company, at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus .25%.

SUBSIDIARIES — U.S. CELLULAR
U.S. Cellular's 6.0% yield to maturity zero coupon convertible redeemable unsecured notes ("LYONs") are due in 2015. There is no periodic payment of interest. Each note is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of notes. Upon notice of conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. U.S. Cellular may redeem the notes for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. There were no conversions of LYONs in 2002. During 2001, holders converted $55.1 million carrying value of LYONs. U.S. Cellular delivered $32.0 million in cash and 644,000 U.S. Cellular Common Shares for these conversions. During 2000, holders converted $126.2 million carrying value of LYONs. U.S. Cellular delivered $99.4 million in cash and 1,416,000 U.S. Cellular Common Shares for these conversions. The LYONs converted for cash resulted in a loss of $7.0 million and $36.9 million in 2001 and 2000, respectively, reported as (Loss) on debt extinguishment in the Statements of Operations.

U.S. Cellular's 7.25% unsecured senior notes are due 2007 and interest is payable semi-annually. U.S. Cellular may redeem the notes beginning 2004 at principal amount plus accrued interest.

In November 2002, U.S. Cellular sold $130.0 million of 8.75% unsecured Senior Notes due in November 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at principal amount plus accrued interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of costs) were used to purchase a portion of the 9% Series A Notes.

U.S. Cellular issued $175.0 million of 9% Series A Notes due 2032 to PrimeCo in connection with the acquisition of Chicago 20MHz on August 7, 2002. Interest is payable quarterly. The notes are callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. U.S. Cellular repurchased $129.8 million of the 9% Senior Notes in 2002. U.S. Cellular repurchased the remaining $45.2 million 9% Senior Notes in January 2003 using funds from the revolving credit facility.

SUBSIDIARIES — TDS TELECOM
TDS Telecom's RUS, RTB and FFB Mortgage Notes issued under certain loan agreements with the Rural Utilities Service ("RUS"), Rural Telephone Bank ("RTB") and Federal Financing Bank ("FFB"), agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2031. Substantially all telephone plant of the incumbent local exchange companies is pledged under RUS and RTB mortgage notes and various other obligations of the telephone subsidiaries.

CONSOLIDATED
The annual requirements for principal payments on long-term debt, excluding amounts due on the forward contracts, are approximately $64.5 million, $20.1 million, $23.8 million, $222.5 million and $273.8 million for the years 2003 through 2007, respectively.

The financial covenants associated with its debt obligations require that the company maintain certain debt to capital and interest coverage ratios. The covenants also, among other things, restrict the Company's ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate, or merge assets. As of December 31, 2002, the Company was in compliance with all of the covenants of its debt obligations.

In addition, the financial covenants of debt obligations of certain subsidiaries of the Company require that these subsidiaries maintain certain debt to capital, interest coverage, and debt to EBITDA ratios. The covenants also, among other things, restrict these subsidiaries' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; sell, consolidate, or merge assets, and pay dividends. The covenants may prescribe certain terms associated with intercompany loans from certain subsidiaries to TDS. As of December 31, 2002, the Company's subsidiaries were in compliance with all of the covenants of their debt obligations.

PREPAID FORWARD CONTRACTS
TDS maintains a portfolio of available-for-sale marketable equity securities. During 2002, the Company entered into variable prepaid forward contracts ("forward contracts") in connection with its Deutsche Telekom, Vodafone and VeriSign marketable securities. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. Option premiums paid were initially recorded as a derivative asset and option premiums received were initially recorded as a derivative

liability. The following table summarizes certain facts surrounding the contracted securities, pledged as collateral for the forward contracts, as of December 31, 2002.

Security	Shares	Proceeds	Loan Amount
			(Dollars in thousands)
Deutsche Telekom	131,461,861	$1,411,856	$1,532,257
Unamortized debt discount			(93,469)
			1,438,788
Vodafone	12,945,915	201,038	201,038
VeriSign	2,361,333	18,927	20,819
Unamortized debt discount			(4,029)
			16,790
		$1,631,821	$1,656,616

The Deutsche Telekom forward contracts mature from May 2007 to August 2008. Contracts aggregating $1,094.3 million require quarterly interest payments at LIBOR plus 0.5% (for a rate of 1.88% based on the LIBOR rate at December 31, 2002). Contracts aggregating $438.0 million are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. No interest payments are required for the zero coupon obligations during the contract period.

The Vodafone forward contracts mature in May and November 2007. The Vodafone forward contracts require quarterly interest payments at LIBOR plus 0.5% (for a rate of 1.88% based on LIBOR rate at December 31, 2002).

The VeriSign forward contract matures in May 2007 and is structured as a zero coupon obligation with an effective interest rate of 5.0% per year. The Company is not required to make interest payments during the contract period.

Contracts aggregating $738.7 million and $1,015.4 million mature in 2007 and 2008, respectively.

The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside risk is hedged at or above the accounting cost basis thereby eliminating the other than temporary risk on these contracted securities.

Under the terms of the forward contracts, the Company will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature from May 2007 to August 2008 and, at the Company's option, may be settled in shares of the respective security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit the Company's downside risk and upside potential on the contracted shares. The collars could be adjusted for any changes in dividends on the contracted shares. The forward contracts may be settled in shares of the respective marketable equity security or in cash upon expiration of the forward contract. If the Company elects to settle in shares, it will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, the Company would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If the Company elects to settle in cash it will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

15 FINANCIAL INSTRUMENTS AND DERIVATIVES

FINANCIAL INSTRUMENTS

Financial instruments are as follows.

December 31,	2002		2001	
	Book Value	Fair Value	Book Value	Fair Value
	(Dollars in thousands)			
Cash and Cash Equivalents	**$1,298,936**	**$1,298,936**	$ 140,744	$ 140,744
Notes Payable	**461,792**	**461,792**	265,300	265,300
Long-term Debt	**1,706,106**	**1,684,407**	1,575,225	1,559,700
Prepaid Forward Contracts	**1,656,616**	**1,648,900**	—	—
Company-obligated Preferred Securities of Subsidiary Trust	**300,000**	**296,700**	300,000	299,200
Preferred Shares	**$ 6,954**	**$ 4,978**	$ 7,442	$ 5,392

The carrying amounts of cash and cash equivalents and notes payable approximate fair value due to the short-term nature of these financial instruments. The fair value of the Company's long-term debt was estimated using market prices for the 7.6% Series A Notes, the 6.0% zero coupon convertible debentures and the 8.75% Senior Notes, and discounted cash flow analysis for the remaining debt. The fair value of the debt component of the Company's prepaid forward contracts was determined using discounted cash flow analysis. The fair value of the debt component of the Company-Obligated Mandatorily Redeemable Preferred Securities was determined using the market prices of the securities. The fair value of the Company's Preferred Shares was estimated using discounted cash flow analysis.

DERIVATIVES

During 2002, the Company entered into forward contracts in connection with its Deutsche Telekom, Vodafone, and VeriSign marketable securities. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The following table summarizes the shares contracted and the downside limit and upside potential.

December 31, 2002 Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)
VeriSign	2,361,333	$ 8.82	$ 11.46
Vodafone	12,945,915	$15.07-$16.07	$20.92-$23.66
Deutsche Telekom	131,461,861	$10.74-$12.41	$12.88-$16.33

The forward contracts for the forecasted transactions and hedged items are designated as cash flow or fair value hedges and recorded as assets or liabilities on the balance sheet at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

The Deutsche Telekom and Vodafone forward contracts are designated as cash flow hedges, where changes in the forward contract's fair value are recognized in accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness for cash flow hedges. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the year ended December 31, 2002.

With regards to the forward contracts on the Vodafone AirTouch plc shares and the Deutsche Telekom AG shares, transactions being accounted for as cash flow hedges, management has evaluated the expected timing of the hedged forecasted transactions to deliver the underlying shares to settle the forward contracts, and believes that these forecasted transactions are probable of occurring in the periods specified in the related hedge documentation or within an additional two-month period of time thereafter.

The VeriSign forward contract is designated as a fair value hedge, where effectiveness of the hedge is assessed based upon the intrinsic value of the underlying options. The intrinsic value of the forward contract is defined as the difference between the applicable option strike price and the market value of the contracted shares on the balance sheet date. Changes in the intrinsic value of the options are expected to be perfectly effective at offsetting changes in the fair value of the hedged item. Changes in the intrinsic value of the options are recognized in Accumulated other comprehensive income (loss) until they are recognized in earnings when the forward contract is settled. Changes in the time value of the options are excluded from the effectiveness assessment and are recognized in earnings each period. Changes in the time value of the options aggregating $1.3 million of income for the year ended December 31, 2002, were included in the Statement of Operations caption Other Income (Expense).

At December 31, 2002, the Company reported a derivative asset of $2.6 million, included in the balance sheet caption Other Assets and Deferred Charges, and a derivative liability of $61.2 million included in the balance sheet caption Deferred Liabilities and Credits.

16 MINORITY INTEREST IN SUBSIDIARIES

The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.

December 31,	2002	2001
	(Dollars in thousands)	
U.S. Cellular		
Public shareholders	$ 430,168	$ 409,000
Subsidiaries' partners and shareholders	48,242	46,432
	478,410	455,432
Other minority interests	11,325	12,266
	$ 489,735	$ 467,698

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. U.S. Cellular may use repurchased shares to fund acquisitions, for the conversion of LYONs and for other corporate purposes. U.S. Cellular repurchased no shares during 2002. U.S. Cellular repurchased 643,000 Common Shares in 2001 for $29.9 million and reissued 644,000 Common Shares in 2001 for the conversion of U.S. Cellular's zero coupon convertible debt.

17 COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES

TDS Capital I, a subsidiary trust of TDS, has outstanding 6,000,000 8.5% Company-Obligated Mandatorily Redeemable Preferred Securities. The sole asset of TDS Capital I is $154.6 million principal amount of TDS's 8.5% Subordinated Debentures due December 31, 2037.

TDS Capital II, a subsidiary trust of TDS, has outstanding 6,000,000 8.04% Company-Obligated Mandatorily Redeemable Preferred Securities. The sole asset of TDS Capital II is $154.6 million principal amount of TDS's 8.04% Subordinated Debentures due March 31, 2038.

Payments due on the obligations of TDS Capital I and II under preferred securities issued by TDS Capital I and II are fully and unconditionally guaranteed by TDS to the extent each trust has funds available therefor. However, TDS's obligations are subordinate and junior in right of payment to certain other indebtedness of TDS. TDS has the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period, at any time, for up to 20 consecutive quarters. If interest payments on the Subordinated Debentures are so deferred, distributions on the preferred securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon. In addition, during any such deferral, TDS may not declare or pay any dividend or other distribution on, or redeem or purchase, any of its common stock.

The 8.5% and 8.04% Subordinated Debentures are redeemable by TDS, in whole or in part, from time to time, on or after November 18, 2002, and March 31, 2003, respectively, or, in whole but not in part, at any time in the event of certain income tax circumstances. If the Subordinated Debentures are redeemed, TDS Capital I and II must redeem preferred securities on a pro rata basis having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debentures so redeemed. In the event of the dissolution, winding up or termination of TDS Capital I and II, the holders of preferred securities will be entitled to receive, for each preferred security, a liquidation amount of $25 plus accrued and unpaid distributions thereon to the date of payment, unless, in connection with the dissolution, winding up or termination, Subordinated Debentures are distributed to the holders of the preferred securities.

18 PREFERRED SHARES

The holders of outstanding Preferred Shares are entitled to one vote per share. The Company had 69,539 Preferred Shares ($100 per share stated value) authorized, issued and outstanding at December 31, 2002, of which 68,052 Shares were redeemable at the option of TDS and 1,487 Shares were redeemable at the option of the holder, at $100 per share plus accrued and unpaid dividends. The average dividend rate was $6.00 per share. At December 31, 2002, 59,395 Preferred Shares were convertible into 208,864 TDS Common Shares.

The following is a schedule of Preferred Shares activity.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Balance, beginning of year	**$7,442**	$7,827	$9,005
Less:			
Conversion of preferred	**(122)**	(250)	(472)
Redemption of preferred	**(366)**	(135)	(706)
Balance, end of year	**$6,954**	$7,442	$7,827

19 COMMON STOCKHOLDERS' EQUITY

COMMON STOCK

The holders of Common Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share-for-share basis, into Common Shares. TDS has reserved 6,602,000 Common Shares at December 31, 2002, for possible issuance upon such conversion.

The following table summarizes the number of Common and Series A Common Shares outstanding.

	Common Shares	Series A Common Shares	Treasury Shares
		(Shares in thousands)	
Balance December 31, 1999	55,412	6,959	(1,237)
Repurchase Common Shares	—	—	(2,666)
Conversion of Series A Common Shares	86	(86)	—
Dividend reinvestment, incentive and compensation plans	6	7	175
Other	—	—	12
Conversion of Preferred Shares	20	—	—
Balance December 31, 2000	55,524	6,880	(3,716)
Repurchase Common Shares	—	—	(325)
Conversion of Series A Common Shares	111	(111)	—
Dividend reinvestment, incentive and compensation plans	6	9	172
Other	5	—	1
Conversion of Preferred Shares	13	—	—
Balance December 31, 2001	55,659	6,778	(3,868)
Conversion of Series A Common Shares	**189**	**(189)**	**—**
Dividend reinvestment, incentive and compensation plans	**8**	**13**	**65**
Other	**13**	**—**	**4**
Conversion of Preferred Shares	**6**	**—**	**—**
Balance December 31, 2002	**55,875**	**6,602**	**(3,799)**

COMMON SHARE REPURCHASE PROGRAM

The Board of Directors of TDS from time to time has authorized the repurchase of TDS Common Shares. On February 28, 2003, the Board of Directors authorized the repurchase of up to 3.0 million Common Shares through February 2006. The Company may use repurchased shares to fund acquisitions and for other corporate purposes.

The Company repurchased 325,000 Common Shares in 2001 for $30.3 million and 2,666,000 Common Shares in 2000 for $287.7 million. No shares were repurchased in 2002. The Company reissued 69,000 Common Shares in 2002, 173,000 in 2001 and 187,000 in 2000 for acquisitions and incentive and compensation plans.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The cumulative balance of unrealized gains (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income (loss) are as follows.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Balance, beginning of year	$ (352,120)	$ (178,344)	$ 179,071
Marketable Securities			
Add (Deduct):			
Unrealized gains (losses) on securities	(755,369)	(856,244)	(620,834)
Income (tax) benefit	294,468	343,869	244,829
	(460,901)	(512,375)	(376,005)
Equity method unrealized gains	218	397	—
Minority share of unrealized (gains) losses	10,035	11,161	18,590
Net unrealized gains (losses)	(450,648)	(500,817)	(357,415)
Deduct (Add):			
Recognized (losses) on securities	(1,757,471)	(548,793)	—
Income tax (expense) benefit	686,591	221,752	—
	(1,070,880)	(327,041)	—
Minority share of recognized losses	25,900	—	—
Net recognized gains (losses) from Marketable Equity Securities included in Net Income	(1,044,980)	(327,041)	—
	594,332	(173,776)	(357,415)
Derivative Instruments			
Unrealized loss on derivative instruments	(82,980)	—	—
Income tax benefit	32,472	—	—
	(50,508)	—	—
Net change in unrealized gains (losses) included in Comprehensive Income	543,824	(173,776)	(357,415)
Balance, end of year	$ 191,704	$ (352,120)	$ (178,344)

	2002	2001	2000
Accumulated Unrealized Gain on Derivative Instruments			
Balance, beginning of year	$ —	$ —	$ —
Add (Deduct):			
Unrealized loss on derivative instruments			
Cash flow hedges	(84,869)	—	—
Fair value hedges	1,889	—	—
	(82,980)	—	—
Income tax benefit	32,472	—	—
Balance, end of year	$ (50,508)	$ —	$ —

20 DIVIDEND REINVESTMENT, INCENTIVE AND COMPENSATION PLANS

The following table summarizes Common and Series A Common Shares issued, including reissued Treasury Shares, for the employee stock ownership plans and dividend reinvestment plans described below.

Year Ended December 31,	2002	2001	2000
Common Shares			
Tax-deferred savings plan	—	18,000	14,000
Dividend reinvestment plan	8,000	6,000	5,000
Employee stock purchase plan	24,000	18,000	20,000
Stock-based compensation plans	41,000	136,000	142,000
	73,000	178,000	181,000
Series A Common Shares			
Dividend reinvestment plan	13,000	9,000	7,000

TAX-DEFERRED SAVINGS PLAN

TDS had reserved 45,000 Common Shares at December 31, 2002, for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions and the Company's contributions in TDS Common Shares, U.S. Cellular Common Shares or seven nonaffiliated funds.

DIVIDEND REINVESTMENT PLANS

TDS had reserved 419,000 Common Shares at December 31, 2002, for issuance under the Automatic Dividend Reinvestment and Stock Purchase Plan and 122,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

STOCK-BASED COMPENSATION PLANS

TDS had reserved 2,473,000 Common Shares at December 31, 2002, for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options to officers and employees. The options are exercisable over a specified period not in excess of ten years. Options vest from three months to four years from the date of grant. The options expire from 2003 to 2012 or 30 days after the date of the employee's termination of employment, if earlier.

A summary of the status of TDS stock option plans at December 31, 2002, 2001 and 2000 and changes during the years then ended is presented in the table and narrative that follows.

	Number of Shares	Weighted Average Option Prices	Weighted Average Black-Scholes Values of Option Grants
Stock Options:			
Outstanding December 31, 1999 (813,000 exercisable)	918,000	$ 43.66	
Granted	584,000	$ 111.50	$47.07
Exercised	(141,000)	$ 41.10	
Canceled	(28,000)	$ 92.92	
Outstanding December 31, 2000 (933,000 exercisable)	1,333,000	$ 72.90	
Granted	216,000	$ 99.58	$51.05
Exercised	(153,000)	$ 36.38	
Canceled	(5,000)	$ 108.94	
Outstanding December 31, 2001 (1,031,000 exercisable)	1,391,000	$ 80.37	
Granted	**467,000**	**$ 59.32**	**$22.62**
Exercised	**(41,000)**	**$ 43.03**	
Canceled	**(20,000)**	**$ 107.25**	
Outstanding December 31, 2002 (1,355,000 exercisable)	**1,797,000**	**$ 75.24**	

At December 31, 2002, 1,355,000 options were exercisable, have exercise prices between $34.36 and $119.20 with a weighted average exercise price of $72.09, and a weighted average remaining contractual life of 6.8 years. The weighted average exercise price of options exercisable at December 31, 2001 and 2000 is $69.39 and $55.10, respectively. The remaining 442,000 options are not exercisable, have exercise prices between $59.14 and $119.16 with a weighted average exercise price of $85.02, and a weighted average remaining contractual life of 8.5 years.

The following table provides certain details concerning TDS stock options outstanding at December 31, 2002:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$25.40-$50.80	494,000	$ 42.80	4.4
$50.80-$101.60	738,000	$ 69.30	8.9
$101.60-$127.00	565,000	$111.41	7.5

The following table provides certain details concerning TDS stock options exercisable at December 31, 2002:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$25.40-$50.80	494,000	$ 42.80
$50.80-$101.60	499,000	$ 73.55
$101.60-$127.00	362,000	$110.09

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.2%, 4.9% and 5.2%; expected dividend yields of 1.3%, 0.7% and 0.5%; expected lives of 8.6 years, 8.1 years and 7.6 years and expected volatility of 29.9%, 32.3% and 29.4%.

U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 1,190,000 Common Shares for options granted and to be granted to key employees. The options under the plan are exercisable from the date of vesting through 2003 to 2012, or 30 days following the date of the employee's termination of employment, if earlier.

A summary of the status of U.S. Cellular's stock option plans at December 31, 2002, 2001 and 2000 and changes during the years then ended is presented in the table and narrative as follows.

	Number of Shares	Weighted Average Option Prices	Weighted Average Black-Scholes Values of Option Grants
Stock Options:			
Outstanding December 31, 1999 (106,000 exercisable)	592,000	$ 28.14	
Granted	166,000	$ 57.57	$32.80
Exercised	(200,000)	$ 19.74	
Canceled	(33,000)	$ 35.28	
Outstanding December 31, 2000 (127,000 exercisable)	525,000	$ 40.32	
Granted	498,000	$ 54.90	$33.65
Exercised	(81,000)	$ 24.31	
Canceled	(58,000)	$ 38.38	
Outstanding December 31, 2001 (200,000 exercisable)	884,000	$ 50.42	
Granted	**869,000**	**$ 38.80**	**$19.74**
Exercised	**(9,000)**	**$ 29.45**	
Canceled	**(201,000)**	**$ 47.17**	
Outstanding December 31, 2002 (336,000 exercisable)	**1,543,000**	**$ 45.15**	

At December 31, 2002, 336,000 stock options were exercisable, have exercise prices between $24.48 and $73.31 with a weighted average exercise price of $46.71 and a weighted average remaining contractual life of 6.1 years. The weighted average exercise price of options exercisable at December 31, 2001 and 2000, was $39.98 and $32.65, respectively. The remaining 1,207,000 options are not exercisable, have option prices between $23.20 and $73.31 with a weighted average exercise price of $44.72 and a weighted average remaining contractual life of 8.7 years.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2002.

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$23.20-$43.99	924,000	$ 38.00	8.4
$44.00-$73.31	619,000	$ 55.83	7.1

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2002:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$24.48-$43.99	110,000	$ 30.77
$44.00-$73.31	226,000	$ 54.49

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.6%, 5.0% and 5.1%; expected dividend yield of zero for all years; expected lives of 9.4 years, 8.2 years and 7.6 years and expected volatility of 39.4%, 31.7% and 34.5%.

21 EMPLOYEE BENEFIT PLANS

PENSION PLAN

The Company sponsors a qualified noncontributory defined contribution pension plan. The plan provides benefits for the employees of TDS, TDS Telecom and U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded currently. TDS also sponsors an unfunded non-qualified deferred supplemental executive retirement plan to supplement the benefits under the plan to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Total pension costs were $11.0 million, $8.8 million and $8.6 million in 2002, 2001 and 2000, respectively.

OTHER POSTRETIREMENT BENEFITS

The Company sponsors two defined benefit postretirement plans that cover most of the employees of TDS, TDS Telecom and the subsidiaries of TDS Telecom. One plan provides medical benefits and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that are consistent with the Company's intent to increase retiree contributions by the health care cost trend rate.

An amount not to exceed 25 percent of the total contribution to the pension plan may be contributed to fund the cost of the medical benefits annually. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25 percent limitation.

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other postretirement benefit plans.

December 31,	2002	2001
	(Dollars in thousands)	
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$ 27,606**	$20,109
Service cost	**1,249**	750
Interest cost	**1,967**	1,482
Actuarial loss	**6,359**	6,249
Benefits paid	**(1,174)**	(984)
Benefit obligation at end of year	**36,007**	27,606
Change in Plan Assets		
Fair value of plan assets at beginning of year	**17,959**	21,948
Actual return on plan assets	**(2,164)**	(3,036)
Employer contribution	**38**	31
Benefits paid	**(1,174)**	(984)
Fair value of plan assets at end of year	**14,659**	17,959
Funded Status	**(21,348)**	(9,647)
Unrecognized net actuarial loss	**12,005**	2,062
Unrecognized prior service cost	**(959)**	(1,087)
(Accrued) benefit cost	**$(10,302)**	$ (8,672)

The following table sets forth the weighted average assumptions used in accounting for the plans.

December 31,	2002	2001
Discount rate	**7.0%**	7.25%
Expected return on plan assets	**8.5%**	8.5%

For measurement purposes, a 13.0% and 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 and 2001, respectively. The 2002 annual rate of increase is expected to remain at 13% in 2003 and then decrease to 5.75% by 2010 while the 2001 annual rate of increase was expected to remain at 10% in 2002 and then decrease to 5.75% by 2010.

Net periodic benefit cost for the years ended December 31, 2002, 2001 and 2000 include the following components.

Year Ended December 31,	2002	2001	2000
		(Dollars in thousands)	
Service cost	**$ 1,249**	$ 750	$ 1,028
Interest cost on accumulated postretirement benefit obligation	**1,967**	1,482	1,592
Expected return on plan assets	**(1,487)**	(1,836)	(1,909)
Net amortization and deferral	**(128)**	(543)	(420)
Net postretirement (income) cost	**$ 1,601**	$ (147)	$ 291

The health care cost trend rate assumption has a significant effect on the amounts reported. A one-percentage-point increase or decrease in assumed health care cost trend rates would have the following effects.

	One Percentage Point Increase	Decrease
	(Dollars in thousands)	
Effect on total of service and interest cost components	$ 530	$ (453)
Effect on postretirement benefit obligation	$3,560	$(3,163)

22 COMMITMENTS AND CONTINGENCIES

CONSTRUCTION AND EXPANSION

The primary purpose of TDS's construction and expansion expenditures is to provide for normal growth, to upgrade communications service, to expand into new communication areas and to take advantage of service-enhancing and cost-reducing technological developments. U.S. Cellular's estimated capital spending approximates $600-$630 million for 2003, primarily to add cell sites to expand and enhance coverage, to provide additional capacity to accommodate increased usage, to provide additional digital service capabilities including the migration toward a single platform - CDMA technology, to build out certain PCS licensed areas, to satisfy certain regulatory requirements for specific services such as enhanced 911 and wireless number portability, and to enhance billing and office systems.

The conversion toward CDMA is expected to be completed during 2004, at an approximate cost of $400-$450 million over the three year period 2002-2004. The CDMA conversion costs totaled $215 million in 2002 and are estimated to be $50 million in 2003.

U.S. Cellular has obligations under certain vendor equipment contracts aggregating $240.9 million at December 31, 2002. Payments pursuant to the contracts are expected to total $42.2 million, $56.2 million, $56.2 million, $56.2 million and $30.1 million for the years 2003-2007, respectively.

TDS Telecom's estimated capital spending approximates $170 million for 2003, including approximately $130 million for the incumbent local exchange markets to provide for normal growth, and to upgrade plant and equipment to provide enhanced services, and approximately $40 million for the competitive local exchange markets to build switching and other network facilities to meet the needs of a growing customer base.

LEASE COMMITMENTS

TDS and its subsidiaries have leases for certain plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 2002, 2001 and 2000, rent expense for noncancelable, long-term leases was $68.2 million, $52.9 million and $48.0 million, respectively, and rent expense under cancelable, short-term leases was $14.2 million, $3.0 million and $5.4 million, respectively. At December 31, 2002, the aggregate minimum rental commitments under noncancelable, long-term operating leases were as follows.

	Minimum Future Rental Payments
	(Dollars in thousands)
2003	$ 71,554
2004	65,189
2005	56,550
2006	45,966
2007	45,038
Thereafter	$ 93,469

CONTINGENCIES

The Company is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings should have a material adverse impact on the financial position, results of operations or cash flows of the Company.

23 DISCONTINUED OPERATIONS

In September 1999, the Board of Directors of TDS approved a plan of merger between Aerial Communications, Inc. ("Aerial"), its then over 80%-owned personal communications services company, and VoiceStream Wireless Corporation ("VoiceStream"). The merger closed on May 4, 2000. As a result of the merger, Aerial shareholders received 0.455 VoiceStream common shares for each share of Aerial stock they owned. TDS received 35,570,493 shares of VoiceStream common stock valued at $3,899.4 million at closing. TDS recognized a gain of approximately $2,125.8 million, net of $1,515.9 million in taxes, on this transaction. TDS had a basis in Aerial of $287.8 million, including deferred losses of $75.9 million from September 17, 1999 to May 4, 2000. In 2001, the gain on disposal of Aerial was reduced by $24.1 million, or $.41 per share, reflecting adjustments to estimates used during the closing in the calculation of income and other tax liabilities.

Summarized income statement information relating to discontinued operations, excluding any corporate charges and intercompany interest expense, is as follows.

Year Ended December 31,	2000
	(Dollars in thousands)
Revenues	$ 94,463
Expenses	164,148
Operating (loss)	(69,685)
Minority share of loss	33,459
Other (expense) income	(29,533)
Interest expense	(8,605)
(Loss) before income taxes	(74,364)
Income tax (benefit)	(36,624)
Net (Loss)	(37,740)
Losses deferred after measurement date	37,740
Net (Loss) from discontinued operations	$ —

Summarized cash flow statement information relating to discontinued operations is as follows.

Year Ended December 31,	2000
	(Dollars in thousands)
Cash flows from operating activities	$ (55,851)
Cash flows from investing activities	(17,325)
Cash flows from financing activities	108,180
Cash provided (used) by discontinued operations	35,004
(Increase) in cash included in net assets of discontinued operations	(41,567)
Cash flows from discontinued operations	$ (6,563)

24 SUBSEQUENT EVENTS

On January 31, 2003, U.S. Cellular entered into an agreement to rename Comiskey Park, home of the Chicago White Sox American League baseball team, U.S. Cellular Field. U.S. Cellular will pay $3.4 million per year for 20 years for the naming rights ($68 million in aggregate). Concurrent with the naming rights agreement, U.S. Cellular purchased a media package to place various forms of advertising in and around the facility. For the media package, U.S. Cellular will pay $600,000 in 2003, with future annual payments increasing by 3% per year through 2025. The total combined cost of the naming rights and media package is $87 million over 23 years.

On March 10, 2003, U.S. Cellular announced that it had entered into a definitive agreement with AT&T Wireless ("AWE") to exchange wireless properties. U.S. Cellular will receive 10 and 20MHz PCS licenses in 13 states, representing 12.2 million incremental population equivalents contiguous to existing properties and 4.4 million population equivalents that overlap existing properties in the Midwest and Northeast. U.S. Cellular will also receive approximately $31 million in cash and minority interests in six markets it currently controls. U.S. Cellular will transfer wireless assets and approximately 141,000 customers in 10 markets, representing 1.5 million population equivalents, in Florida and Georgia to AWE. Total U.S. Cellular revenue in 2002 of $107 million and operating income, excluding shared services costs, of $25 million was attributable to these markets. The transaction is subject to regulatory approvals. The closing of the transfer of the U.S. Cellular properties and the assignment to U.S. Cellular of most of the PCS licenses is expected to occur in the third quarter of 2003. The assignment and development of certain licenses will be deferred by U.S. Cellular until later periods. The acquisition of licenses in the exchange will be accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular will be accounted for as a sale. The build-out of the licenses could require substantial capital investment by U.S. Cellular over the next several years. U.S. Cellular is currently working on a build-out and financing plan for these markets.

The following table summarizes the recorded value of the assets and liabilities of the 10 markets that U.S. Cellular will be transferring.

(Dollars in millions)	December 31, 2002
Current assets	$ 16.8
Net property, plant and equipment	86.0
Licenses	53.1
Goodwill	78.2
Other	.6
Total assets	234.7
Current liabilities	(13.4)
Net assets to be transferred	$ 221.3

U.S. Cellular is currently evaluating the fair value of the assets involved in this transaction. No determination of gain or loss related to this transaction has been made. As a result of signing the definitive agreement for this transaction, U.S. Cellular will reclassify the net assets of the markets to be transferred as assets held for sale and will report their operations as discontinued operations in the first quarter of 2003.

25 BUSINESS SEGMENT INFORMATION

The Company conducts substantially all of its wireless telephone operations through its 82.2%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular"). At December 31, 2002, U.S. Cellular provided cellular telephone service to 4.1 million customers through 149 majority-owned and managed cellular systems in 25 states. The Company conducts its wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"). TDS Telecom provides service through local telephone operations, or Incumbent Local Exchange Carrier ("ILEC") companies and through Competitive Local Exchange Carrier ("CLEC") companies. At December 31, 2002, TDS Telecom operated 111 incumbent telephone companies serving 711,200 equivalent access lines in 28 states and two competitive local exchange carriers serving 291,400 equivalent access lines in 5 states.

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis which is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Financial data for the Company's business segments for each of the years ended December 31, 2002, 2001 and 2000 are as follows.

Year Ended or at December 31, 2002	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other[1]	Total
			(Dollars in thousands)		
Operating revenues	**$2,184,478**	**$ 626,787**	**$176,602**	**$ (2,501)**	**$2,985,366**
Operating income (loss)	**281,166**	**167,914**	**(62,725)**	**—**	**386,355**
Depreciation and amortization expense	**351,154**	**130,232**	**29,059**	**—**	**510,445**
Operating income before depreciation and amortization[2]	**632,320**	**298,146**	**(33,666)**	**—**	**896,800**
Significant noncash items:					
Investment income	**42,068**	**530**	**—**	**1,077**	**43,675**
Gain (loss) on marketable securities and other investments	**(295,454)**	**(95,518)**	**—**	**(1,497,419)**	**(1,888,391)**
Marketable securities	**185,961**	**—**	**—**	**1,758,978**	**1,944,939**
Investment in unconsolidated entities	**161,451**	**18,965**	**—**	**25,579**	**205,995**
Total assets	**4,699,132**	**1,858,923**	**246,185**	**2,797,788**	**9,602,028**
Capital expenditures	**$ 730,645**	**$ 116,486**	**$ 51,919**	**$ —**	**$ 899,050**

Year Ended or at December 31, 2001	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other[1]	Total
			(Dollars in thousands)		
Operating revenues	$1,894,830	$ 576,817	$118,812	$ (1,917)	$2,588,542
Operating income (loss)	317,212	161,916	(42,973)	—	436,155
Depreciation and amortization expense	300,658	131,787	17,574	—	450,019
Operating income before depreciation and amortization[2]	617,870	293,703	(25,399)	—	886,174
Significant noncash items:					
Investment income	41,934	1,739	—	6,966	50,639
Gain (loss) on marketable securities and other investments	—	—	—	(548,305)	(548,305)
Marketable securities	272,390	—	—	2,427,840	2,700,230
Investment in unconsolidated entities	159,454	48,320	—	25,904	233,678
Total assets	3,759,157	1,527,758	213,566	2,579,093	8,079,574
Capital expenditures	$ 503,334	$ 99,866	$ 96,950	$ —	$ 700,150

Year Ended or at December 31, 2000	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other[1]	Total
			(Dollars in thousands)		
Operating revenues	$1,716,640	$ 528,981	$ 84,720	$ (3,485)	$2,326,856
Operating income (loss)	292,313	142,708	(14,955)	—	420,066
Depreciation and amortization expense	265,698	124,389	9,056	—	399,143
Operating income before depreciation and amortization[2]	558,011	267,097	(5,899)	—	819,209
Significant noncash items:					
Investment income	43,727	1,731	—	(6,735)	38,723
Gain (loss) on marketable securities and other investments	96,075	—	—	(80,359)	15,716
Marketable securities	377,900	—	—	3,744,004	4,121,904
Investment in unconsolidated entities	137,474	24,619	—	20,232	182,325
Total assets	3,446,852	1,245,260	120,543	3,854,735	8,667,390
Capital expenditures	$ 305,417	$ 93,401	$ 57,201	$ —	$ 456,019

(1) Consists of the TDS Corporate operations, TDS Telecom intercompany eliminations, TDS Corporate and TDS Telecom marketable equity securities and all other businesses not included in the U.S. Cellular or TDS Telecom segments.

(2) Operating income before depreciation and amortization is a measure of profit and loss used by the chief operating decision maker to review the operating performance of each reportable business segment and is reported above in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

REPORT OF MANAGEMENT

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis, and in management's opinion are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management of TDS has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance, considers recommendations for improvements and updates such policies and procedures as necessary. Monitoring includes an internal auditing program to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that TDS's system of internal control is adequate to accomplish the objectives discussed herein. The concept of reasonable assurance recognizes that the costs of a system of internal accounting controls should not exceed, in management's judgment, the benefits to be derived.

The consolidated financial statements of TDS have been audited by PricewaterhouseCoopers LLP, Independent Accountants.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF TELEPHONE AND DATA SYSTEMS, INC.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, common stockholders' equity and cash flows for the year then ended present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of the Company as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, prior to the revisions discussed in Notes 1 and 5 to the financial statements, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those consolidated financial statements in their report dated January 25, 2002.

As disclosed in Note 1, the Company changed the manner in which it accounts for goodwill and other intangible assets as a result of the adoption of the accounting guidance of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002. Also as disclosed in Note 1, the Company changed the manner in which it presents losses on debt retirements as a result of the adoption of SFAS No. 145, "Rescission of SFAS No. 4, 44 and 64, Amendment of FAS 13, and Technical Corrections", during 2002. In addition, as disclosed in Note 1, the Company changed the method in which it accounts for direct incremental deferred costs related to wireless customer activations on January 1, 2002.

As discussed above, the financial statements of Telephone and Data Systems, Inc. as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Notes 1 and 5, these financial statements have been revised to separately reflect amounts that represent goodwill, and to include the transitional disclosures required by SFAS No. 142. Also, as described in Note 1, these financial statements have been revised to classify losses resulting from debt retirements as a component of income (loss) from continuing operations in accordance with the provisions of SFAS No. 145. We audited the adjustments described in Notes 1 and 5 that were applied to revise the 2001 and 2000 financial statements. We also audited the transitional disclosures described in Notes 1 and 5. In our opinion, the revisions and transitional disclosures for 2001 and 2000 included in Notes 1 and 5 are appropriate and the adjustments described in Notes 1 and 5 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 3, 2003, except as to Note 24,
as to which the date is March 10, 2003

COPY OF PREVIOUSLY ISSUED REPORT OF INDEPENDENT ACCOUNTANTS

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THESE INDEPENDENT ACCOUNTANTS HAVE CEASED OPERATIONS, AND HAVE NOT REISSUED THEIR REPORT IN CONJUNCTION WITH THIS ANNUAL REPORT. THEIR REPORT IS INCLUDED IN THE ANNUAL REPORT AS PERMITTED BY RULE 2-02(E) OF REGULATION S-X OF THE SECURITIES AND EXCHANGE COMMISSION. AS DESCRIBED IN NOTES 1 AND 5, THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN REVISED TO SEPARATELY REFLECT AMOUNTS THAT REPRESENT GOODWILL AND TO INCLUDE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. (SFAS) 142, "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH WAS ADOPTED BY THE COMPANY AS OF JANUARY 1, 2002. ALSO, AS DESCRIBED IN NOTE 1, THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN REVISED TO CLASSIFY LOSSES RESULTING FROM DEBT RETIREMENTS AS A COMPONENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS IN ACCORDANCE WITH THE PROVISIONS OF SFAS NO. 145, "RESCISSION OF SFAS NO. 4, 44, AND 64, AMENDMENT TO FAS 13, AND TECHNICAL CORRECTIONS," WHICH WAS ADOPTED BY THE COMPANY DURING 2002. THE ARTHUR ANDERSEN LLP REPORT DOES NOT EXTEND TO THESE CHANGES TO THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS. THE ADJUSTMENTS TO THE 2001 AND 2000 CONSOLIDATED FINANCIAL STATEMENTS WERE REPORTED ON BY PRICEWATERHOUSECOOPERS LLP AS STATED IN THEIR REPORT APPEARING HEREIN.

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF TELEPHONE AND DATA SYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, the Company changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
January 25, 2002

The consolidated balance sheet at December 31, 2000 and the consolidated statements of operations, common stockholders' equity and cash flow for the year ended December 31, 1999 are not required to be presented in the 2002 Annual Report.

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	2002			
Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Operating Revenues	$ 665,197	$ 720,443	$784,102	$815,624
Operating Income	105,367	123,292	94,210	63,486
Gain (Loss) on Marketable Securities and Other Investments	(37,400)	(1,719,126)	(90,071)	(41,794)
Income (Loss) Before Cumulative Effect of Accounting Change	14,010	(951,790)	(20,488)	(29,469)
Net Income (Loss)	$ 17,376	$ (951,790)	$ (20,488)	$ (29,469)
Weighted Average Shares Outstanding (000's)	58,600	58,639	58,660	58,676
Basic Earnings per Share from Income (Loss) Before Cumulative Effect of Accounting Change	$ .23	$ (16.23)	$ (.35)	$ (.50)
Diluted Earnings per Share from Income (Loss) Before Cumulative Effect of Accounting Change	.23	(16.23)	(.35)	(.50)
Basic Earnings per Share – Net Income (Loss)	.29	(16.23)	(.35)	(.50)
Diluted Earnings per Share – Net Income (Loss)	$ .29	$ (16.23)	$ (.35)	$ (.50)

Results from previous quarters in 2002 have been restated to conform to current period presentation.

SUMMARY OF INCOME STATEMENT AND RELATED EFFECTS OF 2002 ACCOUNTING CHANGES

Three Months Ended	March 31, 2002			June 30, 2002			September 30, 2002		
Effects of 2002 Accounting Changes	As Reported	Changes	As Restated	As Reported	Changes	As Restated	As Reported	Changes	As Restated
	(Dollars in thousands, except per share amounts)								
Operating Revenues									
Changes related to EITF 01-09 reclassification[1]		$ —			$(3,371)			$(14,850)	
Changes related to EITF 01-09 accrual[1]		—			—			(2,935)	
Total	$665,197	$ —	$665,197	$ 723,814	$(3,371)	$ 720,443	$801,887	$(17,785)	$784,102
Operating Expenses									
Changes related to EITF 01-09 reclassification[1]		$ —			$(3,371)			$(14,850)	
Changes related to SAB 101[2]		(829)			(1,224)			(936)	
Total	$560,659	$ (829)	$559,830	$ 601,746	$(4,595)	$ 597,151	$705,678	$(15,786)	$689,892
Operating Income	104,538	829	105,367	122,068	1,224	123,292	96,209	(1,999)	94,210
Net Income (Loss) from Continuing Operations	13,597	413	14,010	(952,381)	591	(951,790)	(19,511)	(977)	(20,488)
Cumulative Effect of a Change in Accounting Principle[2]	—	3,366	3,366	—	—	—	—	—	—
Net Income (Loss)	13,597	3,779	17,376	(952,381)	591	(951,790)	(19,511)	(977)	(20,488)
Basic Earnings per Share from Cumulative Effect of a Change in Accounting Principle	—	.06	.06	—	—	—	—	—	—
Basic Earnings per Share from Continuing Operations	.23	—	.23	(16.24)	.01	(16.23)	(.33)	(.02)	(.35)
Diluted Earnings per Share from Continuing Operations	.23	—	.23	(16.24)	.01	(16.23)	(.33)	(.02)	(.35)
Basic Earnings per Share – Net Income (Loss)	.23	.06	.29	(16.24)	.01	(16.23)	(.33)	(.02)	(.35)
Diluted Earnings per Share – Net Income (Loss)	$ .23	$ .06	$ .29	$ (16.24)	$ .01	$ (16.23)	$ (.33)	$ (.02)	$ (.35)

U.S. Cellular made certain changes to its accounting policies which required the Company to adjust certain items on its income statement for the first three quarters of 2002. Other than the cumulative effect of the accounting change, none of the above prior period changes have a significant impact on operating income, net income (loss) or earnings per share. These changes do, however, have a significant impact on certain income statement captions for the restated periods.

(1) U.S. Cellular changed its accounting for certain rebate transactions pursuant to Emerging Issues Task Force Statement No. 01-09 ("EITF No. 01-09") in the fourth quarter of 2002. Under EITF No. 01-09, all rebates paid to agents who participate in qualifying new activation and retention transactions are recorded as a reduction of equipment sales revenues. Previously, the Company had recorded new activation rebates as marketing and selling expense and retention rebates as general and administrative expense. Further, these rebates are now recorded at the time handsets are sold by the Company to these agents. Previously, the Company recorded these transactions at the time the handsets were delivered by agents to the Company's customers. As described in Note 1 to the consolidated financial statements, the Company has restated its reported results for the second and third quarters of 2002.

(2) U.S. Cellular changed its accounting policy related to certain transactions pursuant to Staff Accounting Bulletin ("SAB") No. 101 during the fourth quarter of 2002. The Company had adopted SAB No. 101 as of January 1, 2000, and began deferring certain customer activation fees as of that date. As permitted by SAB No. 101, as of January 1, 2002, U.S. Cellular began deferring commissions expenses equal to the amount of activation fees deferred. In conjunction with this change, the Company recorded a $3.4 million addition to net income as of January 1, 2002, related to commissions expenses which would have been deferred in prior years had the Company adopted its new policy at the time it adopted SAB No. 101.

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

Quarter Ended	2001			
	March 31	June 30	Sept. 30	Dec. 31
	(Dollars in thousands, except per share amounts)			
Operating Revenues	$ 600,369	$ 642,301	$675,009	$670,863
Operating Income	90,490	122,243	118,419	105,003
Gain (Loss) on Marketable Securities and Other Investments	—	(644,929)	—	96,624
Income (Loss) Before Cumulative Effect of Accounting Change	28,234[(1)]	(339,717)	51,496	61,932
Net Income (Loss)	$ 28,234	$ (339,717)	$ 51,496	$ 61,932
Weighted Average Shares Outstanding (000's)	58,718	58,653	58,711	58,561
Basic Earnings per Share from Income (Loss) Before Cumulative Effect of Accounting Change	$ .48[(1)]	$ (5.79)	$ .88	$ 1.06
Diluted Earnings per Share from Income (Loss) Before Cumulative Effect of Accounting Change	.47[(1)]	(5.79)	.87	1.05
Basic Earnings per Share – Net Income (Loss)	.48	(5.79)	.88	1.06
Diluted Earnings per Share – Net Income (Loss)	$ .47	$ (5.79)	$ .87	$ 1.05

(1) The Company adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections" in the second quarter of 2002 and restated 2001 amounts for comparability. SFAS No. 145 precludes gains and losses on the extinguishment of debt from being classified as extraordinary. In the quarter ended March 31, 2001, a loss on the retirement of LYONs totaling $2,988, net of tax and minority interest, and $.05 per basic and diluted share, was originally reported as an extraordinary item. The reclassification of the loss to Investment and Other Income, in accordance with SFAS No. 145, reduced Income (Loss) Before Cumulative Effect of Accounting Change as previously reported from $31,222 to $28,234, Basic Earnings per Share from Continuing Operations from $.53 to $.48, and Diluted Earnings per Share from Continuing Operations from $.52 to $.47.

ELEVEN-YEAR STATISTICAL SUMMARY

Year Ended or at December 31,	2002	2001	2000	1999
	(Dollars in thousands, except per share and per unit amounts)			
Wireless Operations				
Customers	**4,103,000**	3,461,000	3,061,000	2,602,000
Growth in customers from prior year-end				
Internal	**310,000**	354,000	483,000	404,000
Acquisitions (divestitures)	**332,000**	46,000	(24,000)	15,000
Total	**642,000**	400,000	459,000	419,000
Markets in Operation	**149**	142	139	139
Average Monthly Service Revenue per Customer	**$ 47.25**	$ 46.28	$ 49.21	$ 53.71
Capital Expenditures	**$ 730,645**	$ 503,334	$ 305,417	$ 277,450
Total Markets				
Population Equivalents				
(owned and acquirable, in thousands)[(a)]	**42,045**	31,257	27,659	27,550
Markets	**210**	204	176	180
Telephone Operations				
Equivalent Access Lines Served (ILEC)[(b)]	**711,200**	678,300	619,600	583,300
Growth in ILEC access lines from prior year-end				
Internal	**5,900**	13,800	26,000	27,700
Acquisitions	**27,000**	44,900	10,300	600
Total	**32,900**	58,700	36,300	28,300
Equivalent Access Lines Served (CLEC)	**291,400**	192,100	112,100	65,900
Telephone Companies	**111**	109	105	104
Average Monthly Revenue per Equivalent ILEC Access Line[(c)]	**$ 74.71**	$ 74.96	$ 72.99	$ 73.00
Plant in Service per Equivalent ILEC Access Line[(c)]	**2,745**	2,626	2,574	2,647
Capital Expenditures – ILEC	**116,486**	99,866	93,401	99,154
Capital Expenditures – CLEC	**$ 51,919**	$ 96,950	$ 57,201	$ 23,027
Financial Position				
Common Share Record Owners	**2,285**	2,541	2,669	2,845
Common Shares Outstanding and Issuable (000's)	**62,477**	62,437	62,404	62,383
Income (Loss) from Continuing Operations				
Divided by Average Common Equity	**(30.1)%**	(4.7)%	3.6%	12.4%
Price/Earnings Ratio[(d)]	**n/m**	n/m	47.9	27.1
Common Equity	**$3,052,623**	$3,518,924	$ 3,936,067	$2,448,261
Common Equity per Share	**52.02**	60.08	67.07	40.04
Total Assets	**9,602,028**	8,079,574	8,667,390	5,430,257
Long-term Debt, excluding current portion	**1,641,624**	1,507,764	1,172,987	1,279,877
Prepaid Forward Contracts	**$1,656,616**	$ —	$ —	$ —

(a) Based on 2002 Claritas estimates.

(b) Access lines served (ILEC) for 2002-1997 is based on equivalent access lines while access lines served (ILEC) prior to 1997 is based on access lines.

(c) The calculation of this statistic is based on equivalent access lines from 2002 to 2000. The historical statistics for ILECs prior to 2000 are calculated using access lines. The change to equivalent access line reporting was made to account for an increasing use of data lines. An "access line" is a single or multi-party circuit between the customer's establishment and the central switching office. Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line. The statistics for CLECs have in the past been and continue to be reported using equivalent access lines.

(d) Based on Diluted Earnings per Share from Continuing Operations.

n/m = calculation not meaningful

ELEVEN-YEAR STATISTICAL SUMMARY

1998	1997	1996	1995	1994	1993	1992
(Dollars in thousands, except per share and per unit amounts)						
2,183,000	1,710,000	1,073,000	710,000	421,000	261,000	150,800
454,000	442,000	365,000	255,000	142,000	86,600	50,600
19,000	195,000	(2,000)	34,000	18,000	23,600	3,200
473,000	637,000	363,000	289,000	160,000	110,200	53,800
138	134	131	137	130	116	92
$ 55.23	$ 61.56	$ 73.27	$ 81.67	$ 90.52	$ 96.90	$ 104.84
$ 320,417	$ 318,748	$ 248,123	$ 210,878	$ 167,164	$ 92,915	$ 56,033
27,588	26,772	27,032	26,328	27,301	26,116	23,720
182	181	207	201	207	205	193
555,000	522,500	484,500	425,900	392,500	356,200	321,700
26,000	27,800	25,500	19,900	16,600	14,400	13,700
6,500	3,200	33,100	13,500	19,700	20,100	4,000
32,500	31,000	58,600	33,400	36,300	34,500	17,700
34,100	1,800	—	—	—	—	—
105	106	105	100	96	94	90
$ 71.85	$ 69.43	$ 67.30	$ 66.82	$ 66.62	$ 65.26	$ 63.50
2,614	2,548	2,445	2,356	2,283	2,201	1,978
119,697	138,396	144,440	104,372	115,483	80,818	65,652
$ 23,428	$ 13,064	$ —	$ —	$ —	$ —	$ —
3,947	4,087	4,212	3,935	4,266	3,718	3,827
61,951	61,389	61,175	58,062	54,866	50,689	41,247
8.8%	4.6%	7.1%	5.8%	4.4%	3.8%	5.1%
15.0	31.5	17.1	30.0	48.7	66.0	44.6
$2,253,195	$1,969,557	$2,025,819	$1,682,865	$1,478,048	$1,230,108	$ 877,419
36.83	32.50	33.12	28.98	26.94	24.27	21.27
5,118,620	4,635,016	3,876,217	3,471,436	2,790,337	2,259,182	1,696,486
1,275,086	1,067,778	878,489	858,857	536,509	514,442	404,982
$ —	$ —	$ —	$ —	$ —	$ —	$ —

ELEVEN-YEAR SUMMARY OF EARNINGS

Year Ended or at December 31,	2002	2001	2000	1999
		(Dollars in thousands, except per share amounts)		
Operating Revenues				
U.S. Cellular	**$ 2,184,478**	$ 1,894,830	$ 1,716,640	$ 1,576,429
TDS Telecom	**800,888**	693,712	610,216	545,917
	2,985,366	2,588,542	2,326,856	2,122,346
Operating Expenses				
U.S. Cellular	**1,903,312**	1,577,618	1,424,327	1,320,587
TDS Telecom	**695,699**	574,769	482,463	431,366
	2,599,011	2,152,387	1,906,790	1,751,953
Operating Income from Ongoing Operations	**386,355**	436,155	420,066	370,393
American Paging Operating (Loss)	**—**	—	—	—
Operating Income	**386,355**	436,155	420,066	370,393
Investment and Other Income (Expense)				
Dividend and interest income	**57,330**	14,246	15,637	8,708
Investment income	**43,675**	50,639	38,723	31,324
Amortization of goodwill related to minority investments	**—**	(1,263)	(10,258)	(12,927)
Gain (loss) on marketable securities and other investments	**(1,888,391)**	(548,305)	15,716	345,938
(Loss) on debt extinguishment	**—**	(6,956)	(36,870)	—
Other income (expense), net	**2,396**	5,048	(8,082)	(11,198)
	(1,784,990)	(486,591)	14,866	361,845
Income (Loss) Before Interest and Income Taxes	**(1,398,635)**	(50,436)	434,932	732,238
Interest expense	**132,224**	103,710	100,559	99,984
Minority interest in income of subsidiary trust	**24,810**	24,810	24,810	24,810
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	**(1,555,669)**	(178,956)	309,563	607,444
Income tax expense (benefit)	**(577,000)**	(44,908)	149,481	251,001
Income (Loss) from Continuing Operations Before Minority Interest	**(978,669)**	(134,048)	160,082	356,443
Minority share of (income) loss	**(9,068)**	(39,915)	(45,026)	(65,117)
Income (Loss) From Continuing Operations	**(987,737)**	(173,963)	115,056	291,326
Discontinued Operations, net of tax	**—**	(24,092)	2,125,787	(111,492)
Income (Loss) Before Cumulative Effect of Accounting Changes	**(987,737)**	(198,055)	2,240,843	179,834
Cumulative Effect of Accounting Changes	**3,366**	—	(3,841)	—
Net Income (Loss)	**(984,371)**	(198,055)	2,237,002	179,834
Preferred Dividend Requirement	**(427)**	(458)	(504)	(1,147)
Net Income (Loss) Available to Common	**$ (984,798)**	$ (198,513)	$ 2,236,498	$ 178,687
Amortization, Net of Tax and Minority Interest	**—**	29,507	26,323	26,788
Adjusted Net Income (Loss) Available to Common[(a)]	**$ (984,798)**	$ (169,006)	$ 2,262,821	$ 205,475
Basic Weighted Average Shares Outstanding (000's)	**58,644**	58,661	59,922	61,436
Basic Earnings per Share				
Net Income (Loss) from Continuing Operations	**$ (16.85)**	$ (2.97)	$ 1.91	$ 4.72
Net Income (Loss) Available to Common	**$ (16.79)**	$ (3.38)	$ 37.32	$ 2.91
Diluted Weighted Average Shares Outstanding (000's)	**58,644**	58,661	60,636	62,376
Diluted Earnings per Share				
Income (Loss) from Continuing Operations	**$ (16.85)**	$ (2.97)	$ 1.88	$ 4.65
Net Income (Loss) Available to Common	**$ (16.79)**	$ (3.38)	$ 36.88	$ 2.87

(a) Net Income (Loss) Available to Common adjusted to exclude license and goodwill amortization expense, net of tax, pursuant to SFAS No. 142.

ELEVEN-YEAR SUMMARY OF EARNINGS

1998	1997	1996	1995	1994	1993	1992
(Dollars in thousands, except per share amounts)						
$ 1,315,535	$ 993,124	$ 779,676	$ 552,795	$ 375,472	$ 243,293	$ 164,085
488,104	437,624	395,059	354,841	306,341	268,122	238,095
1,803,639	1,430,748	1,174,735	907,636	681,813	511,415	402,180
1,139,460	863,581	692,310	510,040	358,087	251,949	176,790
393,692	337,481	292,410	256,601	214,735	189,012	165,878
1,533,152	1,201,062	984,720	766,641	572,822	440,961	342,668
270,487	229,686	190,015	140,995	108,991	70,454	59,512
(11,406)	(35,307)	(36,626)	(8,997)	(169)	(721)	(5,447)
259,081	194,379	153,389	131,998	108,822	69,733	54,065
10,070	11,526	14,418	12,975	10,610	8,082	7,708
40,774	83,668	58,759	43,188	30,083	20,015	13,265
(11,395)	(6,857)	(4,878)	(3,960)	(3,262)	(3,657)	(3,969)
262,698	41,438	136,152	86,625	7,457	4,970	31,396
—	—	—	—	—	—	(769)
(35,435)	(8,749)	911	(3,311)	(1,284)	(809)	2,198
266,712	121,026	205,362	135,517	43,604	28,601	49,829
525,793	315,405	358,751	267,515	152,426	98,334	103,894
108,371	92,010	65,343	62,850	41,251	37,466	32,610
23,504	1,523	—	—	—	—	—
393,918	221,872	293,408	204,665	111,175	60,868	71,284
161,235	95,819	131,116	86,796	41,808	20,674	29,767
232,683	126,053	162,292	117,869	69,367	40,194	41,517
(47,461)	(34,722)	(31,260)	(25,896)	(9,111)	(475)	(3,766)
185,222	91,331	131,032	91,973	60,256	39,719	37,751
(106,965)	(92,320)	(8,515)	5,495	(525)	—	—
78,257	(989)	122,517	97,468	59,731	39,719	37,751
—	—	—	—	(723)	—	(6,866)
78,257	(989)	122,517	97,468	59,008	39,719	30,885
(1,651)	(1,892)	(1,957)	(2,509)	(2,459)	(2,386)	(2,247)
$ 76,606	$ (2,881)	$ 120,560	$ 94,959	$ 56,549	$ 37,333	$ 28,638
20,906	18,235	17,468	17,275	14,842	12,135	8,006
$ 97,512	$ 15,354	$ 138,028	$ 112,234	$ 71,391	$ 49,468	$ 36,644
60,982	60,211	60,464	57,456	53,295	46,995	38,672
$ 3.01	$ 1.49	$ 2.13	$ 1.56	$ 1.08	$ .79	$ .92
$ 1.26	$ (.05)	$ 1.99	$ 1.65	$ 1.06	$ .79	$ .74
61,937	60,837	61,201	58,681	54,468	47,315	39,316
$ 2.99	$ 1.48	$ 2.12	$ 1.54	$ 1.07	$ .79	$ .91
$ 1.26	$ (.04)	$ 1.98	$ 1.63	$ 1.05	$ .79	$ .72

TDS STOCK AND DIVIDEND INFORMATION

TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of February 28, 2003, TDS Common Shares were held by 2,268 record owners and the Series A Common Shares were held by 46 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.58 and $.54 per Common and Series A Common Share during 2002 and 2001, respectively.

The Common Shares of United States Cellular Corporation, an 82.2%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellu."

MARKET PRICE PER COMMON SHARE BY QUARTER

TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high and low sales prices of the Common Shares on the AMEX as reported by the Dow Jones News Service are as follows.

2002	1st	2nd	3rd	4th
High	$ 90.82	$ 93.15	$ 66.44	$ 56.84
Low	79.24	57.90	49.75	44.10
Dividends Paid	$ .145	$ .145	$ .145	$ .145

2001	1st	2nd	3rd	4th
High	$ 107.20	$ 110.60	$ 111.25	$ 98.90
Low	85.16	89.50	86.60	87.50
Dividends Paid	$ .135	$ .135	$ .135	$ .135

DIVIDEND REINVESTMENT PLAN

Our dividend reinvestment plan provides our common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Common and preferred shareholders of record owning ten (10) or more shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Shares may also be purchased, at market price, on a monthly basis through optional cash payments of up to $5,000 in any calendar quarter. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

GLOSSARY

Access line – a line for voice, data or video reaching from a telecommunications company's central office to a point near or on a customer's site.

Access line equivalent – a term used to indicate the number of equivalent access lines that one high-capacity data line such as T1 or ISDN represent. For example, a T1 line, although one physical line, can connect 24 users, so TDS considers it as 24 access line equivalents. The use of access line equivalents provides a more accurate base of comparison for overall connection capacity as well as financial metrics such as average revenue per unit.

Code Division Multiple Access (CDMA) – wireless digital technology in which a unique code is assigned to each word in a conversation. These codes are then scrambled and sent over a wireless channel from one wireless phone to another. CDMA's unique coding structure filters all the codes and reassembles them in the correct order so that significantly more people can carry on a separate conversation on the same frequency without causing interference or static. 1XRTT is the next generation of CDMA technology.

Cell site – an arrangement of wires and metal rods used in transmitting and receiving radio waves. In a wireless system, antennae are mounted on radio structures at cell sites. Smaller antennae are mounted on automobiles as part of a mobile phone installation and directly on portable and transportable wireless phones.

Churn rate – percentage of customers disconnecting service each month.

Competitive Local Exchange Carrier (CLEC) – a company that competes with the established local telecommunications company to provide voice and data communications services. CLECs were a development of the Telecommunications Act of 1996.

Incumbent Local Exchange Carrier (ILEC) – telecommunications companies that were in place at the time of the Telecommunications Act of 1996 that provide local transmission and switching services.

Major Trading Area (MTA) – an area defined by the U. S. government and used by the Federal Communications Commission (FCC) to designate personal communications services market areas.

Personal Communications Services (PCS) – originally meant to describe digital service offered at a higher frequency (1900 MHz) than wireless, it is now used as a generic term for all digital (versus analog) wireless.

Population equivalents (POPs) – the population of a market multiplied by the percentage ownership of that market.

Prepaid wireless – a pay-as-you-go wireless service that requires no contracts or credit checks.

Postpay wireless – the more traditional, contract-basis method of payment for wireless service. Compares to prepaid.

Roaming – use of a wireless phone outside the home-service area.

Wireless – voice and data telecommunications technology that uses the radio-frequency spectrum rather than wires for transmitting and receiving voice, data and video signals.

Wireline – a conventional (wired) telephone network versus a wireless network.

INVESTOR RELATIONS

Our annual report, Form10-K, prospectuses and news releases are available free of charge upon request. These materials may be obtained either online through the "Info Request" feature of the Investor Relations section of Telephone and Data System's Web site (www.teldta.com), or by directly contacting Telephone and Data Systems, Inc.'s Investor Relations department at the address listed below.

Inquiries concerning lost, stolen or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, should be directed to:

Telephone and Data Systems, Inc.
Julie Mathews
Manager-Investor Relations
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602
312.630.1900
312.630.1908 (fax)
julie.mathews@teldta.com

Our annual report, filings with the Securities and Exchange Commission, news releases and other investor information is also available in the Investor Relations section of Telephone and Data System's Web site (www.teldta.com).

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Telephone and Data Systems, Inc.
Mark Steinkrauss
Vice President - Corporate Relations
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602
312.630.1900
312.630.1908 (fax)
mark.steinkrauss@teldta.com

ANNUAL MEETING

The Telephone and Data Systems, Inc. annual meeting of shareholders will be held on May 8, 2003 at 10:00 a.m. Central Time in Chicago, Illinois.

GENERAL COUNSEL

Sidley Austin Brown & Wood, Chicago, Illinois

TRANSFER AGENT

ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, Illinois 60602
877.337.1575

AUDITORS

PricewaterhouseCoopers LLP

Visit TDS's home page on the Internet at

www.teldta.com


TDS

Corporate Office
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602
312.630.1900
312.630.1908 (fax)

8401 Greenway Boulevard
P.O. Box 628010
Middleton, Wisconsin 53562
608.664.8300
608.664.8409 (fax)
www.teldta.com


U.S. Cellular

United States Cellular Corporation
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
773.399.8900
773.399.8936 (fax)
www.uscellular.com


TDS
telecom

TDS Telecommunication Corporation
535 Junction Road
P.O. Box 5158
Madison, Wisconsin 53717
608.664.4000
608.664.4809 (fax)
www.tdstelecom.com


TDS
metrocom

TDS Metrocom, Inc.
535 Junction Road
Madison, Wisconsin 53717
608.663.3330
608.663.3340 (fax)
www.tdsmetro.com


Suttle Straus

Suttle Straus, Inc.
1000 Uniek Drive
P.O. Box 370
Waunakee, Wisconsin 53597
608.849.1000
608.849.8264 (fax)
www.suttle-straus.com



Telephone and Data Systems, Inc.
30 North LaSalle Street Suite 4000 Chicago, Illinois 60602
312.630.1900 312.630.1908 (fax)

www.teldta.com